FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Third Quarter 2010 Earnings Release, Companhia Energética de Minas Gerais – CEMIG

2.	Quarterly Financial Information for the quarter ended September 30, 2010, Companhia Energética de Minas Gerais – CEMIG

3.

Market Announcement — Transfer of Shares in Empresa Norte de Transmissão de Energia S.A. (ENTE), Empresa Regional de Transmissão de Energia S.A. (ERTE) and Empresa Catarinense de Transmissão de Energia S.A. (ECTE), Companhia Energética de Minas Gerais – CEMIG, November 12, 2010

4.	Market Announcement — Acquisition of shares in Light: payment and transfer of final tranche, Companhia Energética de Minas Gerais – CEMIG, November 17, 2010

5.	Summary of Principal Decisions of the 496th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, November 18, 2010

6.	Summary of Principal Decisions of the 124th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 18, 2010

7.	Summary of Principal Decisions of the 117th Meeting of the Board of Directors, Cemig Distribuição S.A., November 18, 2010

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties.  Actual results could differ materially from those predicted in such forward-looking statements.  Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

	By:	/s/ Djalma Bastos de Morais
Name: Djalma Bastos de Morais
Title: Chief Executive Officer
Date: November 22, 2010

1.             Third Quarter 2010 Earnings Release, Companhia Energética de Minas Gerais – CEMIG

EARNINGS RELEASE

3Q2010

Cemig H

(Figures in R$ ’000, except where otherwise indicated)

— Disclaimer

Some statements and estimates in this material may represent expectations about future events or results that involve risks and uncertainties known and unknown. There is no guarantee that the events or results referred to in these expectations will occur.

These expectations are based on present assumptions and analyses from the viewpoint of our management, based on their experience, the macroeconomic environment, market conditions in the energy sector and our expected future results, many of which are not under Cemig’s control.

Important factors that can lead to significant differences between actual results and projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the energy sector, hydrological conditions, conditions in the financial and energy markets, uncertainty regarding future results of operations, plans and objectives as well as other factors. Because of these and other factors, our actual results may differ significantly from those indicated in or implied by these statements.

The information and opinions contained herein should not be understood as a recommendation to potential investors and no investment decision should be based on the truthfulness, or completeness as of the date hereof of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could lead to different results from those estimated by Cemig, please consult the section on Risk Factors included in our Formulário de Referência filed with the Brazilian Securities Commission – CVM, and in Form 20-F filed with the U.S. Securities and Exchange Commission – SEC.

•                 Cemig’s CEO, Mr. Djalma Bastos de Morais, comments as follows:

“ The exceptional results that we are now presenting for the third quarter of 2010 reflect the success of our Long-term Strategic Plan, and the strategy that is linked to it – which, by focusing on the long term, enables Cemig to present growing results, with a balanced portfolio of businesses, and with low risk.

After successfully making several acquisitions, Cemig is now in an excellent position in a context of strong economic growth, as is shown by the exceptional growth of our consumer market – and the growth of our results in financial terms – which are now back to pre-crisis levels.

We continue to “do our homework”, bringing our management practices into the companies that we acquire, and helping to improve their results through focus on operational excellence – as is shown by the increases in the margins of the companies in which we have acquired interests.

Finally, the results presented show that we are on the right path, and that the decisions that we have taken in the last few years are constantly adding value to our businesses, making Cemig a company that is stronger and more solid every day, with efficient corporate management. ”

Mr. Luiz Fernando Rolla, Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, made these comments:

“ In the third quarter we continued to provide consistent and robust cash flow, as a result of our operations, which aim to add value for our shareholders.

Our Ebitda in the quarter is R$ 1.2 billion, 11% more than in the third quarter of 2009, boosted by our policy of maintaining high levels of operational efficiency – the excellence of which is evidenced by our Net income, of R$ 553 million in this third quarter, 90% more than in the second quarter of this year.

This new level of results reflects the correctness of our growth strategy via acquisitions and new projects, within the process of consolidation of the sector. Even with as many as the 62 companies and 10 consortia that it now has, the Cemig Group presents operations that are synergetic, increasingly profitable, and positioned with lower risk, and greater stability – and results that are always growing over the long term.

Even after making the payments, in the year of 2010, for our acquisitions and for distribution of dividends, we continue to maintain a solid balance sheet, also reflected in our robust cash position of R$ 4.2 billion – which makes it possible to carry out our Long-term Strategic Plan, while also guaranteeing our dividend policy, and the management of our debt, and carry out our planned capital expenditure, including those investments that are associated with opportunities for acquisitions.

The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our shareholders – and all our other stakeholders.

The rest of this release gives the highlights of our third quarter financial figures. ”

— 3Q10 Highlights

• Record Ebitda, of	R$	1.2 billion

• Net income:	R$	553 million

• Net sales revenue	R$	3.2 billion

• Cash position:	R$	4.2 billion

• Total sales – up 8% from 3Q09, at:		16,478 GWh

— Share price appreciation

	Close of 3Q10	Close of 3Q09	Appreciation
CMIG4	27.45	23.38	17.43%
CMIG3	20.10	18.65	7.78%
CIG	16.39	13.68	24.37%
CIG.C	11.93	10.86	9.88%
XCMIG	11.67	10.38	12.43%
Ibovespa	69,429	61,517	12.86%
IEE index	25,497	22,330	14.18%

— Economic Summary

	3Q10	3Q09	Change (%)
Electricity sold, MWh	16,478,003	15,242,398	8.11%
Gross revenue	4,811,819	4,400,855	9.34%
Net revenue	3,183,177	2,988,939	6.50%
EBITDA	1,187,899	1,072,505	10.76%
Net income	553,320	567,038	-2.42%

— Cemig’s aggregate energy market

In the third quarter of 2010 (“3Q10”), Cemig sold a total of 16,478 GWh, 8.11% more than in the third quarter of 2009 (“3Q09”).

Highlights were the high volume of energy sold to industrial consumers, totaling 6,521 GWh in the quarter, and also the volume of energy sold to other concession holders, which was 6% higher than in 3Q09.

Consolidated sales volume – MWh

	MWh (*)
	3Q10	3Q09	Change, %

Residential	2,475,266	2,390,877	3.53
Industrial	6,521,231	5,618,583	16.07
Commercial. services and others	1,492,038	1,456,060	2.47
Rural	748,867	678,046	10.44
Public authorities	269,547	255,566	5.47
Public illumination	310,552	304,818	1.88
Public service	355,252	335,729	5.82
Subtotal	12,172,753	11,039,679	10.26
Own consumption	14,499	12,635	14.75
	12,187,252	11,052,314	10.27
Wholesale supply to other concession holders	3,671,488	3,463,773	6.00
Transactions in electricity on the CCEE	597,554	726,311	(17.73)
Sales under the Proinfa program	21,709	—	—
Total	16,478,003	15,242,398	8.11

(*) The information in MWh has not been reviewed by the external auditors.

Sales to final consumers

The total volume of electricity sold to final consumers in the third quarter of 2010 was 12.187 GWh, or 10.27% more than the 11.052 GWh sold in the third quarter of 2009. There was outstanding growth in consumption by the industrial and rural categories of consumer, respectively 16.07% and 10.44% higher than in 3Q09.

The growth in all the consumer types reflects the definite resumption of growth in Brazil’s economy, which is already 10.4% bigger than in the pre-crisis period (3Q08).

This chart shows the breakdown of the Cemig Group’s sales to final consumers:

— The electricity market of Cemig GT

Cemig GT sold 9,001 GWh in 3Q10, 3.06% more than in 3Q09 (8,733 GWh). This level of sales is the result of Cemig’s sales and business strategy, and its position as the largest wholesale supplier in the Brazilian market.

This increase is mainly due to the higher volume of electricity supplied to Free Consumers, which grew by a robust 23.29%.

The volume of electricity sold to other concession holders, and under ‘bilateral contracts’, was 7.41% lower year-on-year. This mainly reflects the lower volume of electricity traded in the Regulated Market (CCEAR contracts), due to completion of some contracts, and redirection of the electricity to industrial clients.

	MWh (*)
	3Q10	3Q09	Change.%
Industrial	4,941,138	4,018,184	22.97
Commercial	15,458	1,296	1,092.75
	4,956,596	4,019,480	23.31
Wholesale supply to other concession holders (**)	3,856,193	4,164,971	(7.41)
Transactions in electricity on the CCEE	166,227	548,999	(69.72)
Sales under the Proinfa program	21,708	—	—
Total	9,000,724	8,733,450	3.06

( * ) Information in MWh has not been reviewed by external auditors.

(* * ) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

— The electricity market of Cemig D

Cemig D sold 6,301 GWh in 3Q10, 11.17% more than in 3Q09.

This increase reflects the recovery of the economy in the distribution company’s concession area, led by the residential. commercial and rural consumer categories. As a result of the migration of consumers from the captive market to the free market, sales to the industrial category were 0.91% lower in 3Q10 than in 3Q09.

Adjusted for this migration, consumption by the industrial category was 11% higher, representing a volume of sales to final consumers 6% higher.

	MWh(*)
	3Q10	3Q09 Reclassified	Change. %

Residential	2,021,422	1,950,636	3.63
Industrial	1,209,299	1,220,376	-0.91
Commercial. services and others	1,116,538	1,101,849	1.33
Rural	745,724	675,052	10.47
Public authorities	187,221	176,293	6.2
Public illumination	266,952	262,849	1.56
Public service	285,923	270,005	5.9
Subtotal	5,833,079	5,657,060	3.11
Own consumption	8,138	8,621	-5.6
	5,841,217	5,665,681	3.1
Transactions in electricity on the
CCEE (**)	459,994	2,613	17,504.06
Total	6,301,211	5,668,294	11.17

(*)         The information in MWh has not been reviewed by the external auditors.

(**)  Figures given in MWh are for net purchase/sale.

The table below shows the sources and uses of electricity of Cemig D for June through August 2010.

Cemig Distribuição

	Energy (GWh)	Energy (GWh)	Change. %
Item	June-August 2010	June-August 2009	2010/2009
Line load (a+b+c)	12,226	10,817	13.0
Transported for distributors (a)	71	68	4.4
Transported for Free Consumers (b)	5,025	3,804	32.1
Own load (c)	7,130	6,945	2.7
Consumption by captive market	5,725	5,553	3.1
Losses in distribution network	1,405	1,392	0.9

Sources: CCEE

— The electricity market of Light

Light sold 5,144 GWh in 3Q10, 3.1% more than in 3Q09. There are more details on Light’s sales in 3Q10 in this report: http://www.mzweb.com.br/light/web/arquivos/Press Release 3T10 eng final.pdf

— Consolidated operational revenue

Revenue from electricity supply

Revenue from supply of electricity in 3Q10 was R$ 3,859,583, 3.81% higher than in 3Q09 (R$ 3,718,027).

The main factors affecting revenue in 2010 were:

•                  Tariff Adjustment with average impact on consumer tariffs of 1.67%, in effect from April 8. 2010.

•                  Volume of energy invoiced to final consumers 10.26% higher (this excludes Cemig’s own internal consumption).

Volume of electricity sold to other concession holders 25.24% higher year-on-year, though with a lower average selling price, of R$ 98.37/MWh in 3Q10, compared to R$ 109.51 per MWh in 3Q09. This comparison principally reflects sale of electricity through the adjustment auctions to the distributors, held in 2009, with an average price of R$ 145.00/MWh. As a result, in spite of the volume of electricity sold to other concession holders being 25.24% higher, the revenue from wholesale supply was only 12.50% higher, at R$ 426,723 in 3Q10, compared to R$ 379,312 in 3Q09.

Revenue from use of the grid – Free Consumers

This Revenue is from the TUSD – Tariff for Use of the Distribution System – arising from the charges made to Free Consumers, on energy sold, and also from the revenue for use of Cemig GT’s part of the national grid. It was 46.25% higher in 3Q10, at R$ 767,299, than in 3Q09 (R$ 524,635.)

This change is due to higher transport of electricity to Free Consumers, as a result of the recovery of industrial activity, and migration of captive clients to the free market, and also to the consolidation in 2010 of the operations of Taesa, acquired in 2009.

— EBITDA

Cemig’s Ebitda in the third quarter of 2010 was 10.76% higher than in 3Q09. Adjusted for the non-recurring items, it was 9.40% higher.

Ebitda – R$ ’000	3Q10	3Q09	Change. %
Net income	553,320	567,038	(2.42)
+ Income tax and Social Contribution tax expense	203,583	287,165	(29.11)
+ Profit shares	52,554	26,094	101.40
- Financial revenue (expenses)	165,585	10,344	1,500.78
+ Depreciation and amortization	212,857	173,675	22.56
+ Minority interests	—	8,189	—
EBITDA	1,187,899	1,072,505	10.76
Non-recurring items:
+ PDV and PPD Voluntary Retirement Programs	(3,387)	10,205	—
= ADJUSTED EBITDA	1,184,512	1,082,710	9.40

— Net income

In the third quarter of 2010 (3Q10), Cemig reported Net income of R$ 553,320, 2.42% less than the net income of R$ 567,038 reported for the third quarter of 2009 (3Q09). This mainly is mainly due to the difference between net financial expenses in the two quarters: R$ 165,585 in 3Q10, vs. R$ 10,344 in 3Q09.

For its positive effect on the result for 2010, we highlight the contribution to Net income of the Companies in which we acquired equity interests over the year of 2009, which contributed an aggregate R$ 49,587 to the Company’s Net income in 3Q10.

— Deductions from operational revenues

The main variations in deductions from revenue between the two years are as follows:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 3Q10 was R$ 191,684, 88.96% more than in 3Q09 (R$ 101,439). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared (prorated) between electricity concession holders, on a basis set by an Aneel Resolution. This is a non-controllable cost: the amount recorded as relating to distribution services is equal to the amount passed through to the tariff.  For the portion relating to transmission services the Company charges the CCC amount to Free Consumers on their invoices and passes it on to Eletrobrás.

CDE – Energy Development Account

The deduction from revenue for the CDE was R$ 117,305 in 3Q10, 11.69% higher than in 3Q09 (R$ 105,024). This is a non-controllable cost. The amount posted for electricity distribution services is passed through in full to the tariff. For the amount posted in relation to electricity transmission services the company also merely passes through the charge – this part is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their year-on-year variations are directly proportional to the change in revenue.

— Operational costs and expenses (excluding Financial revenue/expenses)

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 2,208,135 in 3Q10, 5.65% more than in 3Q09 (R$ 2,090,109). This result is mainly due to the increased expenditure on energy bought for resale and outsourced services, partially offset by lower operational provisions.

These are the main variations in expenses:

Electricity bought for resale

The expense on electricity bought for resale in 3Q10 was R$ 1,077,342 – 5.69% more than in 3Q09 (R$ 1,019,362). This is a non-controllable cost: the expense recognized in the income statement is equal to the amount effectively passed on to the tariff. There is more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

Outsourced services

The expense on outsourced services in 3Q10 was R$ 234,180, 37.52% more than in 3Q09 (R$ 170,287) – the highest variation being in expenditure on maintenance and conservation of facilities and electrical equipment.

The expense on maintenance and conservation of electrical facilities and equipment in 3Q10 was R$ 52,475, an increase of 110.72% from 3Q09 (R$ 24,902).  The change arises primarily from greater activity of the Company in preventive maintenance of its distribution networks, and also from consolidation of the companies acquired in 2009.

Personnel

Personnel expenses in 3Q10, at R$ 264,864, were 4.76% lower than in 3Q09 (R$ 278,102). This substantially is due to the difference in the expense on the PDV Voluntary Retirement Program in the two quarters: an expense of R$ 10,205 in 3Q09, but a reversal of expense, of R$ 3,387, in 3Q10, arising from an adjustment to the provision. Note also the reduction in the number of employees, from 9,837 in September 2009 to 8,949 in September 2010.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were 5.01% higher, at R$ 207,903, in 3Q10, than in 3Q09 (R$ 197,980). These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost, in the Distribution activity: the expense recognized in the Income statement corresponds to the value effectively passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 40,500 in 3Q10, 8.70% more than in 3Q09 (R$ 37,258). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the pension plans, estimated by an external actuary. The higher expense in 3Q10 is basically due to lower expectation of income from the plan’s assets in 2010.

Operational provisions

Operational provisions in 3Q10 took the form of a reversal of provision totaling R$ 33,272, compared to a provision expense of R$ 42,154 in 3Q09. The change mainly reflects reversal of provisions for legal proceedings in 2010, due to review of amounts previously provisioned.

— Financial revenues (expenses)

The main factors in the difference between financial revenues/expenses in 3Q10 and 3Q09 are:

•                  Revenue from cash investments R$ 51,554 higher in 3Q10, due to a higher volume of cash invested.

•                  Revenue from arrears penalty payments on client invoices R$ 43,264 lower, mainly due to less default by clients in 2010.

•                  Expense on net monetary adjustment of regulatory assets (CVA. the General Agreement for the Electricity Sector, and the Deferred Tariff Adjustment) of R$ 14,657 in 3Q10, compared to revenue of R$ 13,778 in 3Q09. This change mainly reflects monetary variation on the CVA: a net expense of R$ 18,394 in 3Q10, compared to net revenue of R$ 7,887 in 3Q09. Also, in 2010 the regulatory assets were lower in total than in 2009, because more of them had been paid down by receipt through client electricity bills.

•                  Higher expenses on costs of loans and financings: these were R$ 293,987 in 3Q10, compared to R$ 199,156 in 3Q09. This reflects entry of new financings, principally the R$ 2,700,000 in debentures raised by Cemig GT (Cemig Geração e Transmissão) in March 2010.

— Income tax and Social Contribution tax

In 3Q10, Cemig’s expense on income tax and the Social Contribution tax was R$ 203,583, equal to 25.15% of the pre-tax profit of R$ 809,457. In 3Q09, the expense on income tax and Social Contribution was R$ 287,165, equal to 32.32% of the pre-tax profit of R$ 888,486.

CEMIG GT — Tables I to III

Table I

Statement of Results (Values in millions of reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Net Revenue	991	843	18	2,685	2,612	3
Operating Expenses	(404)	(330)	22	(1,179)	(996)	18
EBIT	587	513	14	1,506	1,616	(7)
EBITDA	666	570	17	1,728	1,786	—
Financial Result	(117)	(55)	113	(318)	(148)	115
Provision for Income Taxes, Social Cont & Deferred Income Tax	(116)	(133)	(13)	(329)	(442)	(26)
Employee Participation	(11)	(6)	83	(28)	(22)	27
Net Income	343	319	8	831	1,004	(17)

Table II

Operating Revenues (Values in millions of reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Sales to end consumers	573	455	26	1,564	1,298	20
Supply	402	437	(8)	1,122	1,333	(16)
Revenues from Trans. Network + Transactions in the CCEE	280	171	64	706	636	11
Others	5	6	(17)	23	18	28
Subtotal	1,260	1,069	18	3,415	3,285	4
Deductions	(269)	(226)	19	(730)	(673)	8
Net Revenues	991	843	18	2,685	2,612	3

Table III

Operating Expenses (Values in millions of reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Personnel/Administrators/Councillors	71	65	9	217	235	(8)
Depreciation and Amortization	79	57	39	222	170	31
Charges for Use of Basic Transmission Network	57	66	(14)	193	208	(7)
Contracted Services	28	35	(20)	104	88	18
Forluz — Post-Retirement Employee Benefits	7	7	—	23	22	5
Materials	4	4	—	13	10	30
Royalties	35	35	—	100	105	(5)
Operating Provisions	—	—	—	(6)	1	—
Other Expenses	27	15	80	71	36	97
Purchased Energy	96	46	109	242	117	—
Raw material for production	—	—	—	—	4	(100)
Total	404	330	22	1,179	996	18

CEMIG D — Tables I to IV

Table I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q09	5,448	3,269	8,717	21
2Q09	5,478	3,593	9,071	21
3Q09	5,666	3,915	9,581	22
4Q09	5,740	4,304	10,043	22
1Q10	5,613	4,385	9,998	23
2Q10	5,710	4,914	10,625	24
3Q10	5,841	5,047	10,888	25

(1)   Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”)

(2)   Total electricity distributed

(3)   Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

Table II

Statement of Results (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Net Revenue	1,673	1,761	(5)	5,086	4,537	12
Operating Expenses	1,485	1,520	(2)	4,684	4,148	13
EBIT	188	241	(22)	402	389	3
EBITDA	284	321	(12)	686	632	9
Financial Result	(35)	43	(181)	(105)	36	(392)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(18)	(74)	(76)	(31)	(76)	(59)
Employee Participation	(37)	(19)	95	(96)	(70)	37
Net Income	98	191	(49)	170	279	(39)

Table III

Operating Revenues (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Sales to end consumers	2,348	2,394	(2)	7,138	6,487	10
TUSD	432	307	41	1,187	845	40
Subtotal	2,780	2,701	3	8,325	7,332	14
Others	23	28	(18)	62	65	(5)
Subtotal	2,803	2,729	3	8,387	7,397	13
Deductions	(1,130)	(968)	17	(3,301)	(2,860)	15
Net Revenues	1,673	1,761	(5)	5,086	4,537	12

Table IV

Operating Expenses (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Purchased Energy	793	884	(10)	2,362	2,128	11
Personnel/Administrators/Councillors	159	180	(12)	548	694	(21)
Depreciation and Amortization	96	80	20	284	243	17
Charges for Use of Basic Transmission Network	177	138	28	513	393	31
Contracted Services	171	116	47	437	363	20
Forluz — Post-Retirement Employee Benefits	26	23	13	78	69	13
Materials	23	21	10	67	62	8
Operating Provisions	10	37	(73)	244	61	300
Other Expenses	30	41	(27)	151	135	12
Total	1,485	1,520	(2)	4,684	4,148	13

Cemig. Consolidated — Tables I to XI

Table I

Statement of Results (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Net Revenue	3,183	2,989	6	9,048	8,323	9
Operating Expenses	(2,208)	(2,090)	6	(6,648)	(5,951)	12
EBIT	975	899	8	2,400	2,372	1
EBITDA	1,188	1,073	11	3,011	2,888	4
Financial Result	(165)	(10)	1,550	(433)	(81)	435
Provision for Income Taxes, Social Cont & Deferred Income Tax	(204)	(288)	(29)	(572)	(722)	(21)
Employee Participation	(53)	(26)	104	(132)	(99)	33
Minority Shareholders	—	(8)	(100)	—	(43)	(100)
Net Income	553	567	(2)	1,263	1,427	(11)

Table II

Statement of Results - per Company	Cemig H				Cemig D				Cemig GT
(Values in million of Reais)	9M10		9M09		9M10		9M09		9M10		9M09
Net Revenue	9,048		8,323		5,086		4,537		2,685		2,612
Operating Expenses	-	6,648	-	5,951	-	4,684	-	4,148	-	1,179	-	996
EBIT	2,400		2,372		402		389		1,506		1,616
EBITDA	3,011		2,888		686		632		1,728		1,786
Financial Result	-	433	-	81	-	104	36		-	318	-	148
Provision for Income Taxes, Social Cont & Deferred Income Tax	-	572	-	722	-	32	-	76	-	329	-	442
Employee Participation	-	132	-	99	-	96	-	70	—		—
Minority Shareholders	—		-	43	—		—		831		1,004
Net Income	1,263		1,427		170		279		831		1,004

Table III

Cash Flow Statement (Values in million of Reais)	3Q10		3Q09		Change%	9M10		9M09		Change%
Cash at start of period	3.755		2.251		67	4.425		2.284		94
Cash from operations	1.147		1.363		(16)	3.033		2.671		14
Net income	553		567		(2)	1.263		1.427		(11)
Depreciation and amortization	213		173		23	611		517		18
Suppliers	263		36		631	173		-	159	(209)
Deferred Tariff Adjustment	2		—		—	—		133		(100)
Regulatory Asset - Transmission Tariff Review	50		21		—	50		136		—
Other adjustments	66		566		(88)	936		617		52
Financing activity	-	103	100		(203)	-	105	-	103	2
Financing obtained and capital increases	454		121		275	4.373		592		639
Payment of loans and financing	-	546	-	9	5.967	-	4.001	-	214	1.770
Interest on Own Capital and Dividends	-	4	-	12	—	-	470	-	481	(2)
Investment activity	-	621	-	945	(34)	-	3.175	-	2.083	52
Investments	-	59	-	50	18	-	447	-	216	107
Property, Plant and Equipment /Intangible	-	562	-	895	(37)	-	2.728	-	1.867	46
Cash at the end of period	4.178		2.769		51	4.178		2.769		51

Table IV

Energy Sales - (in GW)	3Q10	3Q09	Change%	9M10	9M09	Change%
Residential	2,475	2,391	4	7,343	7,259	1
Industrial	6,521	5,619	16	18,149	16,751	8
Commercial	1,492	1,456	2	4,558	4,553	0
Rural	748	678	10	1,859	1,655	12
Others	936	896	4	2,708	2,697	0
Subtotal	12,172	11,040	10	34,617	32,915	5
Own Consumption	15	13	19	40	39	3
Supply	3,671	3,463	6	10,098	9,737	4
Transactions on the CCEE	598	726	(18)	3,971	2,009	98
Sales under the Proinfa program	22	—	—	39	—	—
TOTAL	16,478	15,242	8	48,765	44,700	9

Table V

Energy Sales (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Residential	1,174	1,128	4	3,548	3,374	5
Industrial	1,037	962	8	2,959	2,771	7
Commercial	649	646	0	2,012	1,985	1
Rural	176	168	5	476	407	17
Others	298	289	3	871	850	2
Electricity sold to final consumers	3,334	3,193	4	9,866	9,387	5
Low-Income Consumers Subsidy	32	51	(37)	99	111	(11)
Unbilled Supply, Net	25	5	400	(29)	(63)	(54)
Supply	427	379	13	1,093	1,106	(1)
Transactions on the CCEE	36	24	50	106	121	(13)
Final result of the second review of CEMIG D	—	66	—	71	(137)	(152)
Sales under the Proinfa program	6	—	—	11	—	—
Additional charge – Law 12111/09	(1)	—	—	4	—	—
TOTAL	3,859	3,718	4	11,221	10,525	7

Table VI

Operating Revenues (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Sales to end consumers	3,391	3,248	4	9,936	9,435	5
TUSD	419	247	70	1,115	845	32
Effects of the Definitive Tariff Review	—	66	(100)	71	(137)	—
Supply + Transactions in the CCEE	463	403	15	1,199	1,227	(2)
Revenues from Trans. Network	348	278	25	887	755	17
Gas Supply	106	83	28	292	234	25
Others	85	76	12	221	206	7
Subtotal	4,812	4,401	9	13,721	12,565	9
Deductions	(1,629)	(1,412)	15	(4,673)	(4,242)	10
Net Revenues	3,183	2,989	6	9,048	8,323	9

Table VII

Operating Expenses (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Personnel/Administrators/Councillors	265	278	(5)	858	1,024	(16)
Forluz – Post-Retirement Employee Benefits	41	37	9	126	106	20
Materials	31	27	13	89	79	12
Raw material for production	—	—	—	—	4	(100)
Contracted Services	234	170	38	639	532	20
Purchased Energy	1,077	1,019	6	3,024	2,529	20
Royalties	38	42	(10)	113	115	(1)
Depreciation and Amortization	213	174	23	611	517	18
Operating Provisions	(33)	42	(179)	174	89	96
Charges for Use of Basic Transmission Network	208	198	5	599	613	(2)
Gas Purchased for Resale	62	44	41	163	129	26
Other Expenses	73	58	25	253	214	18
Total	2,208	2,090	6	6,648	5,951	12

Table VIII

Financial Result Breakdown (Values in million of Reais)	3Q10	3Q09	Change%	9M10	9M09	Change%
Financial Revenues	243	270	(10)	677	685	(1)
Income from Investments	103	51	102	286	183	56
Fines on Energy Accounts	35	78	(55)	103	139	(26)
CRC Contract/State (interest + monetary variation)	41	68	(40)	111	117	(5)
Monetary variation of Extraordinary Tariff Recomposition and RTD	33	35	(7)	100	115	(13)
Exchange Rate Variations	27	29	(6)	44	119	(63)
PASEP/COFINS	(15)	(9)	74	(26)	(27)	(4)
Adjustment to Present Value	1	1	80	14	1	862
Others	18	17	8	45	37	20
Financial Expenses	(408)	(280)	46	(1,109)	(766)	45
Charges on Loans and Financing	(294)	(199)	48	(792)	(549)	44
Monetary variation of Extraordinary Tariff Recomposition	(24)	(5)	380	(34)	(3)	—
Exchange Rate Variations	(4)	(12)	(67)	(25)	(17)	—
Monetary Variarion Liabilities - Loans and Financing	(11)	1	(2,257)	(82)	(6)	1,380
Adjustment to Present Value	—	(3)	(100)	(1)	(7)	(93)
Reversal of provision for PIS and Cofins taxes	—	8	—	—	8	(100)
Losses from Derivatives	(6)	(4)	67	(9)	(80)	(89)
Other	(69)	(66)	5	(167)	(112)	49
Financial Result	(165)	(10)	1,615	(433)	(81)	432

Table IX

BALANCE SHEETS - ASSETS (Values in million of Reais)	9M10	6M10
CURRENT ASSETS	9,365	8,898
Cash and Cash Equivalents	4,178	3,755
Consumers and Distributors	2,239	2,220
Consumers – Rate Adjustment	—	66
Dealership - Energy Transportation	425	428
Dealers - Transactions on the MAE	48	46
Tax Recoverable	1,256	1,155
Materials and Supplies	47	45
Prepaid Expenses - CVA	221	282
Tax Credits	246	200
Regulatory Assets - Transmition Rate Adjustment	68	92
Other	637	609
NONCURRENT ASSETS	40,847	40,034
Account Receivable from Minas Gerais State Government	1,792	1,831
Prepaid Expenses - CVA	214	89
Tax Credits	559	604
Recoverable Taxes	254	241
Escrow Account re: Lawsuits	876	796
Regulatory Assets - Transmition Rate Adjustment	94	100
Consumers and Distributors	4	1
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	152	120
Investments	24	24
Property, Plant and Equipment	15,881	15,525
Intangible	2,546	2,577
TOTAL ASSETS	31,761	30,806

Tables X

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY (Values in million of Reais)	9M10	6M10
CURRENT LIABILITIES	6,044	5,971
Suppliers	994	936
Taxes payable	1,070	886
Loan, Financing and Debentures	1,749	1,846
Payroll,related charges and employee participation	235	308
Interest on capital and dividends	487	487
Employee post-retirement benefits	100	104
Regulatory charges	337	358
Other Obligations - Provision for losses on financial instruments	601	600
Regulatory Liabilities - CVA	471	446
NON CURRENT LIABILITIES	14,148	13,815
Loan, Financing and Debentures	11,034	10,807
Employee post-retirement benefits	1,259	1,271
Taxes and social charges	786	719
Reserve for contingencies	363	431
Other	545	456
Prepaid expenses - CVA	161	131
PARTICIPATION IN ASSOCIATE COMPANIES	—	—
SHAREHOLDERS’ EQUITY	11,569	11,020
Registered Capital	3,412	3,412
Capital reserves	3,954	3,954
Income reserves	2,882	2,882
	(3)	—
Acumulated Income	1,297	745
Funds for capital increase	27	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,761	30,806

Tables XI

Ner. of consumers

	9M10	9M09

Residential	9,470,694	9,267,800
Industrial	87,210	87,086
Commercial	880,546	867,675
Rural	524,819	465,213
Others	82,302	79,046
Electricity sold to final consumers	11,045,571	10,766,820
Own Consumption	1,183	1,164
Supply	90	86
TOTAL	11,046,844	10,768,070

2.                                                                                       Quarterly Financial Information for the quarter ended September 30, 2010, Companhia Energética de Minas Gerais – CEMIG

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2010

ASSETS

R$ ’000

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010
CURRENT
Cash and cash equivalents (Note 3)	4,178,835	3,754,516	432,355	428,321
Consumers and traders (Note 4)	2,238,548	2,220,462	—	—
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	—	65,512	—	—
Concession holders – transport of energy	425,619	428,236	—	—
Taxes subject to offsetting (Note 10)	1,256,262	1,155,224	6,403	6,406
Anticipated expenses – CVA (Note 9)	221,225	282,301	—	—
Traders – Transactions in “Free Energy” (Note 7)	47,678	46,141	—	—
Tax credits (Note 11)	245,580	200,053	20,790	10,966
Dividends receivable	—	—	633,741	421,145
Transmission Tariff Review (Note 8)	68,468	91,954	—	—
Inventories	46,832	44,616	615	444
Other credits	635,999	609,413	10,408	13,070
TOTAL, CURRENT	9,365,046	8,898,428	1,104,312	880,352

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais State Govt. (Note 13)	1,792,189	1,830,892	—	—
Credit Receivables Investment Fund (Note 13)	—	—	927,550	911,777
Anticipated expenses – CVA (Note 9)	214,392	88,675	—	—
Tax credits (Note 11)	558,897	603,591	59,671	79,146
Taxes subject to offsetting (Note 10)	254,828	241,519	142,433	116,824
Deposits linked to legal actions (Note 12)	876,237	796,165	119,180	95,460
Consumers and traders (Note 4)	93,651	100,117	—	—
Transmission Tariff Review (Note 8)	4,043	1,055	—	—
Other credits	150,966	120,060	41,872	43,690
	3,945,203	3,782,074	1,290,706	1,246,897

Investments (Note 14)	23,563	23,821	10,088,350	9,802,968
Fixed assets (Note 15)	15,881,480	15,524,986	1,990	1,987
Intangible (Note 16)	2,545,808	2,577,033	867	1,147
TOTAL, NON-CURRENT	22,396,054	21,907,914	11,381,913	11,052,999
TOTAL ASSETS	31,761,100	30,806,342	12,486,225	11,933,351

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

AT SEPTEMBER 30 AND JUNE 30, 2010

LIABILITIES

R$ ’000

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010

CURRENT
Suppliers (Note 17)	993,633	935,632	1,143	3,852
Regulatory charges (Note 20)	337,138	357,816	—	—
Profit shares	76,332	54,562	3,267	2,295
Taxes, charges and contributions (Note 18)	1,070,928	886,709	83,186	47,574
Interest on Equity and dividends payable (Note 30)	487,062	487,063	487,062	487,063
Loans and financings (Note 19)	1,387,928	1,605,442	20,975	19,263
Debentures (Note 19)	361,115	240,946	—	—
Salaries and mandatory charges on payroll	235,045	308,105	13,049	16,142
Regulatory liabilities – CVA (Note 9)	471,191	445,589	—	—
Post-employment obligations (Note 21)	100,437	104,033	3,810	3,987
Provision for losses on financial instruments (Note 31)	61,786	60,076	—	—
Transmission Tariff Review (Note 8)	58,576	75,568	—	—
Debt to related parties	—	—	4,318	4,288
Contingency provisions (Note 22)	—	76,141	—	—
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	16,273	—	—	—
Other obligations	386,346	333,354	17,604	18,046
TOTAL, CURRENT	6,043,790	5,971,036	634,414	602,510

NON-CURRENT
Regulatory charges (Note 20)	251,094	206,710	—	—
Regulatory liabilities – CVA (Note 9)	160,813	130,827	—	—
Loans and financings (Note 19)	6,483,486	6,598,049	36,794	36,794
Debentures (Note 19)	4,551,444	4,208,523	—	—
Taxes, charges and contributions (Note 18)	786,453	719,377	—	—
Contingency provisions (Note 22)	363,031	430,804	121,838	150,664
Post-employment obligations (Note 21)	1,259,030	1,271,265	50,495	49,735
Other obligations	291,989	249,976	72,714	73,873
TOTAL, NON-CURRENT	14,147,340	13,815,531	281,841	311,066

STOCKHOLDERS’ EQUITY (Note 23)
Registered capital	3,412,073	3,412,073	3,412,073	3,412,073
Capital reserves	3,953,850	3,953,850	3,953,850	3,953,850
Profit reserves	2,882,308	2,882,308	2,882,308	2,882,308
Accumulated Stockholders’ equity conversion adjustment	(3,305)	(180)	(3,305)	(180)
Funds allocated to increase of capital	27,124	27,124	27,124	27,124
Retained earnings	1,297,920	744,600	1,297,920	744,600
TOTAL STOCKHOLDERS’ EQUITY	11,569,970	11,019,775	11,569,970	11,019,775
TOTAL LIABILITIES	31,761,100	30,806,342	12,486,225	11,933,351

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENTS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

(R$ ’000, expect net profit per share)

	Consolidated		Holding company
	30/09/2010	30/09/2009 Reclassified	30/09/2010	30/09/2009
OPERATIONAL REVENUE
Revenue from supply of electricity (Note 24)	11,220,947	10,525,222	—	—
Revenue for use of the network – Free Consumers (Note 25)	2,001,917	1,600,922	—	—
Other operational revenues (Note 26)	498,387	438,720	338	267
	13,721,251	12,564,864	338	267
Deductions from operational revenue (Note 27)	(4,673,416)	(4,242,228)	—	(2)
NET OPERATIONAL REVENUE	9,047,835	8,322,636	338	265

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS (Note 28)
Electricity bought for resale	(3,023,885)	(2,529,469)	—	—
Charges for the use of the basic transmission grid	(598,012)	(612,627)	—	—
Gas purchased for resale	(162,685)	(128,610)	—	—
	(3,784,582)	(3,270,706)	—	—

COST OF OPERATION (Note 28)
Personnel and managers	(677,343)	(690,293)	—	—
Post-employment obligations	(94,793)	(70,487)	—	—
Materials	(80,918)	(76,816)	—	—
Raw materials and inputs for generation	—	(4,070)	—	—
Outsourced services	(495,672)	(447,979)	—	—
Depreciation and amortization	(591,850)	(501,699)	—	—
Operational provisions	(218,223)	(39,814)	—	—
Royalties for use of water resources	(104,925)	(109,336)	—	—
Other	(137,212)	(91,612)	—	—
	(2,400,936)	(2,032,106)	—	—

TOTAL COST	(6,185,518)	(5,302,812)	—	—

GROSS PROFIT	2,862,317	3,019,824	338	265

OPERATIONAL EXPENSES (Note 28)
Selling expenses	(113,907)	(119,741)	—	—
General and administrative expenses	(300,776)	(479,353)	55,660	(10,963)
Other operational expenses	(47,467)	(49,521)	(12,275)	(15,986)
	(462,150)	(648,615)	43,385	(26,949)

Operational profit before equity gains/losses and financial revenues/expenses	2,400,167	2,371,209	43,723	(26,684)
Equity gain (loss) from subsidiaries	—	—	1,294,423	1,543,364
Net financial revenue (expenses) (Note 29)	(433,336)	(81,308)	17,975	9,817

Profit before taxation and profit shares	1,966,831	2,289,901	1,356,121	1,526,497

Income tax and Social Contribution tax (Note 11)	(645,082)	(759,874)	(75,247)	(83,599)
Deferred income tax and Social Contribution tax (Note 11)	73,382	39,217	(13,338)	(13,118)
Employees’ and managers’ profit shares	(132,072)	(99,163)	(4,477)	(2,706)
Minority interests	—	(43,007)	—	—
NET PROFIT FOR THE PERIOD	1,263,059	1,427,074	1,263,059	1,427,074
NET PROFIT PER SHARE – R$			1.85166	2.30033

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THIRD QUARTER AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2010 (“9M10”)

R$ ’000

	Registered capital	Capital reserves	Profit reserves	Retained earnings	Conversion / Valuation Adjustment to Stockholders’ equity	Funds allocated to increase of capital	Total

BALANCES ON JUNE 30, 2010	3,412,073	3,953,850	2,882,308	744,600	(180)	27,124	11,019,775
Adjustment to stockholders’ equity in affiliated company (Note 23)	—	—	—	—	1,542	—	1,542
Balance sheet conversion adjustment	—	—	—	—	(4,667)	—	(4,667)
Net profit in the quarter	—	—	—	553,320	—	—	553,320

BALANCES ON SEPTEMBER 30, 2010	3,412,073	3,953,850	2,882,308	1,297,920	(3,305)	27,124	11,569,970

BALANCES AT DECEMBER 31, 2009	3,101,884	3,969,099	3,177,248	—	150	27,124	10,275,505
Increase in registered capital (Note 23)	310,189	(15,249)	(294,940)	—	—	—	—
Adjustment to stockholders’ equity in affiliated company (Note 23)	—	—	—	—	1,993	—	1,993
Balance sheet conversion adjustment	—	—	—	—	(5,448)	—	(5,448)
Prior year adjustment in affiliated company	—	—	—	34,861	—	—	34,861
Net profit for the period	—	—	—	1,263,059	—	—	1,263,059

BALANCES ON SEPTEMBER 30, 2010	3,412,073	3,953,850	2,882,308	1,297,920	(3,305)	27,124	11,569,970

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009

R$ ’000

	Consolidated		Holding company
	30/09/2010	30/09/2009	30/09/2010	30/09/2009
CASH FLOW FROM OPERATIONS
Net profit for the period	1.263.059	1.427.074	1.263.059	1.427.074
Expenses (Revenues) not affecting Cash and cash equivalents
Depreciation and amortization	610.975	517.204	127	140
Net write-offs of fixed assets	12.060	16.938	—	—
Equity gain (loss) from subsidiaries	—	—	(1.294.423)	(1.543.364)
Interest and monetary variations – Non-current	112.546	(43.755)	(40.410)	(35.966)
Revision of permitted transmission revenue	50.073	(136.657)	—	—
Deferred federal taxes	(73.381)	(39.217)	13.338	13.118
Provisions (reversals) for operational losses	(29.433)	88.765	(101.861)	(30.557)
Provision for losses (Gains on financial instruments	(6.956)	80.136	—	—
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	—	(7.915)	—	—
Amortization of goodwill on acquisitions	53.853	16.352	35.286	16.352
Post-employment obligations	126.457	105.760	9.408	4.252
Minority interests	—	43.007	—	—
Additional low-income consumers subsidy – 2008 and 2009 Tariff Adjustments	(55.263)	—	—	—
Write-off of CVA – prior years	70.889	—	—	—
Write-off of regulatory assets – PIS, Pasep and Cofins taxes	46.240	—	—	—
Others	(3.113)	7.616	—	—
	2.178.006	2.075.308	(115.476)	(148.951)
(Increase) reduction of assets
Consumers and traders	(139.102)	(298.788)	—	—
Extraordinary Tariff Recomposition – Current	227.445	240.047	—	—
Amortization of accounts receivable from the Minas Gerais State Government	101.079	143.647	—	—
Traders – transactions on CCEE	(1.055)	3.317	—	—
Deferred tax credits	(15.315)	9.909	25.646	23.462
Taxes offsetable	(383.681)	(503.031)	14.095	(14.370)
Transport of electricity	(8.591)	74.623	—	—
Other credits	(255.766)	173.430	25.029	(7.041)
Deferred Tariff Adjustment	—	133.423	—	—
Anticipated expenses – CVA	21.038	35.782	—	—
Payments into court	(247.804)	(175.649)	(23.718)	(7.631)
Review of the transmission tariff	55.271	—	—	—
Dividends received from subsidiaries	—	—	1.159.294	820.171
	(646.481)	(163.290)	1.200.346	814.591

Increase (reduction) of liabilities
Suppliers	173.741	(159.782)	(13.132)	(1.447)
Taxes, charges and contributions	635.332	892.623	50.347	54.186
Salaries and mandatory charges on payroll	(119.261)	83.305	(5.374)	457
Regulatory charges	87.415	11.142	—	—
Loans, financings and debentures	605.282	64.805	(2.383)	(3.716)
Post-employment obligations	(39.977)	(147.612)	(7.329)	(6.714)
Regulatory liabilities — CVA	170.080	34.245	—	—
Losses on financial instruments	(12.712)	(16.365)	—	—
Contingency provisions	32.370	—	(102.334)	—
Others	(30.668)	(3.314)	(13.507)	(7.972)
	1.501.602	759.047	(93.712)	34.794

NET CASH FROM OPERATIONAL ACTIVITIES	3.033.127	2.671.065	991.158	700.434

	Consolidated		Holding company
	30/09/2010	30/09/2009	30/09/2010	30/09/2009
CASH FLOWS IN INVESTMENT ACTIVITIES
Investments	(446.797)	(216.492)	(729.996)	(543.981)
Investments in fixed and intangible assets	(2.727.684)	(1.866.350)	(387)	745
NET CASH USED IN INVESTMENT ACTIVITIES	(3.174.481)	(2.082.842)	(730.383)	(543.236)

CASH FLOW IN FINANCING ACTIVITIES
Financings and debentures obtained	4.372.711	592.380	—	—
Reduction of capital	—	—	—	185.000
Payments of loans and financings	(4.000.681)	(214.211)	(18.397)	—
Minority interests	(6.948)	—	—	—
Interest on Equity, and dividends	(469.852)	(481.160)	(466.727)	(481.159)
NET CASH USED IN FINANCING ACTIVITIES	(104.770)	(102.991)	(485.124)	(296.159)

NET CHANGE IN CASH POSITION	(246.124)	485.232	(224.349)	(138.961)

STATEMENT OF CHANGES IN CASH POSITION
Beginning of period	4.424.959	2.283.937	656.704	256.906
End of period	4.178.835	2.769.169	432.355	117.945
	(246.124)	485.232	(224.349)	(138.961)

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

FOR SEPTEMBER 30, 2010

(Figures in R$ ’000, except where otherwise stated)

1) — OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais (“Cemig” or “the Company”) is a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, with shares traded at Corporate Governance Level 1 on the São Paulo stock exchange and on the stock exchanges of the US and Spain. It operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objectives of which are to build and operate systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

Cemig had stockholdings in the following operational companies on September 30, 2010:

•     Cemig Geração e Transmissão S.A. (“Cemig GT”) (subsidiary, 100% stake), registered with the CVM (Brazilian Securities Commission): Generation and transmission of electricity, through 48 power plants, of which 43 are hydroelectric, 4 wind plants and one a thermal plant, and transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries and jointly controlled:

• Hidrelétrica Cachoeirão S.A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant, at Pocrane, in the State of Minas Gerais, with installed capacity of 27MW (information not reviewed by external auditors). The plant began operating in 2009.

• Central Eólica Praias de Parajuru S.A. (jointly controlled – 49.00% stake): Production and sale of electricity at the Praias de Parajuru Wind Farm, in the county of Beberibe in the state of Ceará, Northern Brazil, with installed capacity of 28.8MW (information not reviewed by external auditors). The plant began operating in August 2009.

• Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), of the Baguari Hydroelectric Plant, with installed capacity of 140MW (information not reviewed by external auditors), on the Doce River in Governador Valadares, Minas Gerais State. The various units of this plant began operating over the period September 2009 to May 2010.

• Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) – previously named Terna Participações S.A. (jointly controlled, 32.27% stake): Construction, operation and maintenance of electricity transmission facilities in 11 states of Brazil through the following companies in which it has a controlling or other interest: TSN – Transmissora Sudeste Nordeste S.A.; Novatrans Energia S.A.; ETEO – Empresa de Transmissão de Energia do Oeste S.A.; ETAU – Empresa de Transmissão do Alto Uruguai S.A.; Brasnorte Transmissora de Energia S.A. and Terna Serviços Ltda. These companies control an aggregate of more than 3,712km (information not reviewed by external auditors) of high voltage transmission lines (230 to 500kV), components of the Brazilian National Grid.

• Transmissora Alvorada de Energia S.A. (“Alvorada”) (jointly controlled, 74.50% stake): Holding of a 62.80% interest in Transmissora Alterosa de Energia S.A.

• Transmissora Alterosa de Energia S.A. (“Alterosa”) (jointly controlled, 36.23% stake): Holding of a 29.42% interest in Transmissora Aliança de Energia S.A.

• Central Eólica Praias do Morgado S.A. (jointly controlled, 49% stake): Production and sale of electricity through the Praias do Morgado Wind Farm in the county of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 28.8MW (information not reviewed by external auditors). The plant began operating in April 2010.

• Central Eólica Volta do Rio S.A. (jointly controlled, 49% stake): Production and sale of electricity through the Volta do Rio Wind Farm in the municipality of Aracaju in the state of Ceará, Northern Brazil, with installed capacity of 42MW (information not reviewed by external auditors). The plant began operating in September 2010.

Subsidiaries and jointly-controlled subsidiaries of Cemig GT at pre-operational stage:

• Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the county of Dores de Guanhães; and Small Hydro Plants Fortuna II, in the county of Virginópolis. The plants are scheduled to start operating in August 2011, and will have total installed capacity of 44MW (information not reviewed by external auditors).

• Cemig Baguari Energia S.A. (subsidiary, 100% stake): Production and sale of electricity as an independent producer in future projects.

• Madeira Energia S.A. (jointly controlled, 10.00% stake): Construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with generation capacity of 3,150 MW (information not reviewed by external auditors) and commercial startup scheduled for 2012.

• Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with installed capacity of 20MW (information not reviewed by external auditors), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Startup of commercial operation in October 2010.

• Empresa Brasileira de Transmissão de Energia (“EBTE”) (jointly-controlled subsidiary, 49% stake): Holder of public service electricity transmission concession for transmission lines in the state of Mato Grosso. Operational startup is scheduled for December 2010.

Lightger S.A. (“Light Ger”) (jointly controlled, 49% stake): Independent power production through building and commercial operation of the hydroelectric potential referred to as the Paracambi Small Hydro Plant, with installed capacity of 25MW, (information not reviewed by external auditors), on the Ribeirão das Lages River in the county of Paracambi, in the State of Rio de Janeiro. The first rotor is scheduled to start operation in October 2011.

•                 Cemig Distribuição S.A. (“Cemig D”) (wholly-owned subsidiary – 100% stake), registered with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in approximately 97% of the Brazilian state of Minas Gerais, serving 7,000,655 consumers on September 30, 2010 (information not reviewed by external auditors).

•                 Light S.A. (“Light”) (Jointly-controlled subsidiary – 15.53% stake): Objects are to hold direct or indirect interests in other companies and, directly or indirectly, to operate electricity services, including generation, transmission, trading or distribution, and other related services. Light S.A. is the controlling stockholder of:

• Light Serviços de Eletricidade S.A. (“Light SESA”) (100% stake): A listed corporation primarily operating in electricity distribution, with 2.0 million consumers in 31 municipalities of the state of Rio de Janeiro. (information not reviewed by external auditors).

• Light Energia S.A. (“Light Energia”) (100% stake): An unlisted corporation whose principal activities are to study, plan, build and commercially operate systems of generation, transmission and sale of electricity and related services;

• Light Esco Prestação de Serviços Ltda. (“Light Esco”) (100% stake): Provision of services of co-generation, planning, administration and solutions including electricity efficiency and structuring of energy sourcing, and trading of electricity in the free market.

• Itaocara Energia Ltda. (“Itaocara Energia”) (100% stake): Company at pre-operational stage, whose principal objects are planning, building, installation and commercial operation of electricity power plants.

• Lightger S.A. (“Lightger”) (51.00% stake), and Lighthidro Ltda. (“Lighthidro”) (100% stake): Companies at pre-operational stage, formed to participate in auctions of concessions, authorizations and permissions in new plants. On December 24, 2008, Lightger obtained the installation license authorizing the start of works on the Paracambi Small Hydro Plant.

• Instituto Light para o Desenvolvimento Urbano e Social (“the Light Institute”) (100% stake): Participation in social and cultural projects, and interest in economic and social development of cities, reaffirming the Company’s vocation for social action and Corporate Citizenship.

• Lightcom Comercializadora de Energia S.A. (Lightcom) (100% stake): Purchase, sale, importation and exportation of electricity and general consultancy in the Free and Regulated Electricity Markets.

• Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled – 51.00% stake): Formed in August 2008 to provide complete services of implementation and management of systems for electricity sector companies.

•                 Sá Carvalho S.A. (subsidiary, 100% stake): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•                 Usina Térmica Ipatinga S.A. (subsidiary, 100% stake): Production and sale, as an Independent Power Producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•                 Companhia de Gás de Minas Gerais (“Gasmig”) (jointly controlled, 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais.

•                 Cemig Telecomunicações S.A. (“Cemig Telecom”) – previously named Empresa de Infovias S.A. (subsidiary, 100% stake): Provision and commercial operation of specialized telecommunications services, through an integrated system consisting of fiber optic cables, coaxial cables, and electronic and associated equipment (multi-service network).

•                 Efficientia S.A. (subsidiary, 100% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•                 Horizontes Energia S.A. (subsidiary, 100% stake): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•                 Central Termelétrica de Cogeração S.A. (subsidiary, 100% stake): Production and sale of electricity produced by thermal generation as an independent producer, in future projects.

•                 Rosal Energia S.A. (subsidiary, 100% stake): Production and sale of electricity, as a public electricity service concession holder, at the Rosal hydroelectric power plant, on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•                 Central Hidrelétrica Pai Joaquim S.A. (subsidiary, 100% stake): Production and sale of electricity as an independent producer, in future projects.

•                 Cemig PCH S.A. (subsidiary, 100% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•                 Cemig Capim Branco Energia S.A. (subsidiary, 100% stake): Production and sale of electricity as an independent power producer, through the Amador Aguiar I and II hydroelectric power plants, built through a consortium with private-sector partners.

•                 UTE Barreiro S.A. (subsidiary, 100% stake): Production and sale of thermally generated electricity, as an independent power producer, through construction and operation of the UTE Barreiro thermal generation plant, located on the premises of V&M do Brasil S.A., in Minas Gerais state.

•                 Cemig Trading S.A. (subsidiary: 100% stake): Sale and intermediation of business transactions related to energy.

•                 Companhia Transleste de Transmissão (jointly controlled, 25.00% stake): Operation of the 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•                 Companhia Transudeste de Transmissão (jointly controlled, 24.00% stake): Construction, operation and maintenance of national grid transmission lines and facilities – the 345kV Itutinga–Juiz de Fora transmission line.

•                 Companhia Transirapé de Transmissão (jointly controlled, 24.50% stake): Construction, operation and maintenance of the 230kV Irapé–Araçuaí transmission line – also part of the national grid.

•                 EPTE (Empresa Paraense de Transmissão de Energia S.A.) (jointly controlled, 41.05% stake): Holder of a public service electricity transmission concession, for the 500kV transmission line in the State of Pará. ETEP has formed the wholly-owned subsidiary ESDE (Empresa Santos Dumont de Energia S.A.).

•                 ENTE (Empresa Norte de Transmissão de Energia S.A.) (jointly controlled, 36.69% stake): Holder of a public service electricity transmission concession, for two 500kV transmission lines in the States of Pará and Maranhão.

•                 ERTE (Empresa Regional de Transmissão de Energia S.A.) (jointly controlled, 36.69% stake): Holder of a public service electricity transmission concession, for a 230kV transmission line in the State of Pará.

•                 EATE (Empresa Amazonense de Transmissão de Energia S.A.) (jointly controlled, 37.44% stake): Holder of the public service electricity transmission concession for the 500kV transmission lines between the sectionalizing Substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia. EATE has holdings in the following transmission companies: EBTE (Empresa Brasileira de Transmissão de Energia), with a 51% stake; STC (Sistema de Transmissão Catarinense), with a stake of 80%, and Lumitrans Cia. Transmissora de Energia Elétrica, with a stake of 80%.

•                ECTE (Empresa Catarinense de Transmissão de Energia S.A.) (jointly controlled, 13.37% stake): Holder of a public electricity transmission service concession operating a 525kV transmission line in the State of Santa Catarina.

•                Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled, 49.00% stake): Formed in August 2008 to provide complete services of implementation and management of systems for electricity sector companies.

•                Transchile Charrúa Transmisión S.A. – (“Transchile”) (jointly controlled, 49.00% stake): Implementation, operation and maintenance of the Charrúa–Nueva Temuco 220kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile. The transmission line began operating in January 2010.

•                Companhia de Transmissão Centroeste de Minas (jointly controlled, 51.00% stake): Construction, operation and maintenance of the 345kV Furnas–Pimenta transmission line – part of the national grid. The transmission line began operating in April 2010.

Cemig also has stockholdings in the companies listed below, which were at pre-operational stage on September 30, 2010:

•               Cemig Serviços S.A. (“Cemig Serviços”) - (subsidiary, 100% stake): Provision of services related to planning, construction, operation and maintenance of electricity generation, transmission and distribution systems, and provision of administrative, commercial and engineering services in the various fields of energy, from any source.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2. PRESENTATION OF THE QUARTERLY INFORMATION

2.1. Presentation of the quarterly information

The Quarterly Information (ITR), both for the holding company and consolidated, was prepared according to Brazilian accounting practices, comprising: the Brazilian Corporate Law; the statements, orientations and interpretations issued by the Brazilian Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of Brazilian electricity concessions, issued by the Brazilian National Electricity Agency, Aneel.

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2009. Hence this Quarterly Information should be read in conjunction with those annual financial statements, published on April 20, 2010 and approved by the Executive Board on March 9, 2010.

Additionally, to optimize the information provided to the market, the Company is presenting, in Explanatory Note 33, income statements separated by company. All the information presented was obtained from the accounting records of the Company and its subsidiaries.

The reclassification made to the balances of September 30, 2009 for the purposes of comparability in compliance with the change in the Electricity Public Service Accounting Manual (MCSPEE) is as follows:

Original line	Consolidated

Other operational expenses

Emergency Acquisition Charge	11,866

Reclassified to	Consolidated

Deductions from revenue

Emergency Acquisition Charge	(11,866)

2.2. Application of the new accounting rules starting in 2010

In continuation of the process, begun in 2008, of harmonizing Brazilian accounting rules with International Financial Reporting Standards – IFRS, issued by the IASB – International Accounting Standards Board, in 2009 the CPC issued, and the CVM approved, several accounting statements, with obligatory application for the business years starting on or after January 1, 2010, backdated to 2009 for the purposes of comparability.

However, as allowed by CVM Decision 603, of November 10, 2009, as amended by CVM Decision 626, of March 31, 2010, the Company opted to present its quarterly information in accordance with the accounting rules adopted in Brazil up to December 31, 2009.

The Company is in the process of assessing the possible effects of application of the technical statements so far issued and has concluded, preliminarily, that the main effects will arise from the application of the following rules:

Technical Interpretation ICPC 01 – Concession Contracts, which establishes the general principles for recognition and measurement of obligations and the respective rights of concession contracts. Under ICPC 01, the remuneration received or receivable by the concession holder is to be recorded at fair value, corresponding to rights held in relation to a financial asset and/or an intangible asset. At present it is not possible to estimate the effects arising from the application of this rule, since the concepts introduced are still being studied for the purposes of application, but adjustments are expected, arising from the reclassification of the fixed assets as an intangible and/or a financial asset, recognition of construction revenue, and treatment of obligations linked to the concession.

CPC Statement 17 – Construction Contracts, which establishes the accounting treatment of revenues and expenses associated with construction contracts. The applicability of this accounting statement is directly related to the resolution of doubts arising from Technical Interpretation ICPC 01, since the recognition of this revenue is not provided for in the regulatory tariff environment. Thus, the company believes that it is not possible, in the present scenario, to securely quantify the impact of adoption of the said statement.

Statement CPC 30 – Revenues, which sets out the accounting treatment of revenues that arise from certain types of transaction and event: sale of goods; provision of services; and use, by third parties, of other assets of the entity that generate profits, royalties and dividends. The applicability of this accounting statement is directly related to the resolution of doubts arising from Technical Interpretation ICPC 01, since the recognition of this revenue is not provided for in the regulatory tariff environment. Thus, the company believes that it is not possible, in the present scenario, to securely quantify the impact of adoption of the said statement.

Statement CPC 24 – Subsequent event, and ICPC 08 – Accounting of the proposal for payment of dividends: Management has the obligation to propose distribution of the profits at the end of the business year. This distribution can be changed by the stockholders. Thus, according to CPC 24 the part of the proposed dividends that is not declared and is in excess of the obligatory minimum dividend and the interest on equity shall be maintained within Stockholders’ equity and shall not be recognized as a liability at the end of the period. Dividends that are additional to the minimum shall be posted in liabilities as and when they are approved by the competent bodies of the company.

Statement CPC 43 – This establishes the criteria for the initial adoption of CPCs 15 to 40, and specifies that the exceptions in relation to the international rules are limited to the maintenance of equity income in the individual financial statements that have investments valued by the equity method and maintenance of the deferred asset formed up to December 31, 2008, until its entire amortization. At present, in Brazil, regulatory assets and liabilities are recorded, and when the regulator establishes criteria for allocation of revenue or expense to subsequent periods, a regulatory asset or liability is recognized. At present these regulatory assets and liabilities represent a difference in generally accepted accounting principles between the accounting principles adopted in Brazil, and IFRS. Until this moment there is no definition on the recognition of regulatory assets and liabilities, so, the management is awaiting to assess its possible effects on the financial statements prepared in accordance with accounting practices adopted in Brazil.

The Company is participating in the discussions and debates in the market, especially in the professional organizations of the accounting sector and with the regulators, in relation to the interpretations on the criteria for application of these Statements, among which we highlight Technical Interpretation ICPC 01, and these parties may possibly make a position statement on specific aspects for application in the electricity sector. At this moment, due to the conceptual doubts that have given rise to differing interpretations as to the correct application of these rules in the Brazilian regulatory environment, and until there is a better understanding on the practical application of the Statements, we believe it is not possible yet to quantify the possible effects on the financial statements with a reasonable degree of certainty.

2.3. Transmission revenue – Criteria for recognition

On October 14, 2009 the CVM, through a decision of its Council, ordered that the electricity transmission service concession holders controlled by Taesa should, as from the first disclosure of ITRs of 2010, change the accounting treatment to be adopted in accounting of the revenue, with effects backdated in 2009 only for the purposes of comparability, Taesa being exempted from having to restate its accounting statements for the previous business years.

Considering that Cemig GT and the transmission companies of the TBE Group have electricity transmission concession contracts similar to those of Taesa, they too should adopt the same procedures ordered by the CVM.

On May 4, 2010, the CVM, through its Official Letter SEP/GEA 189/10, authorized non-application of this new practice for the ITRs to be published during the 2010 business year, allowing it to be adopted only after the business year ending December 31, 2010, jointly with the other accounting pronouncements that have effect in 2010.

It has not been possible to evaluate the impact on the Stockholders’ equity of concession holders arising from the “linearization” of revenue, due to the conceptual doubts that have given rise to differing interpretations as to the correct application of Technical Interpretation ICPC 01 – Concession contracts, and its interaction with CPC 17 – Construction contracts and CPC 30 – Revenues, in the regulatory environment, as described above.

2.4. Criterion for consolidation of the Quarterly Information

The Quarterly Information (ITR) of the subsidiaries and jointly-controlled companies mentioned in Explanatory Note 1 has been consolidated as follows: The data of the jointly-controlled subsidiaries was consolidated based on the method of proportional consolidation, applicable to each component of the accounting statements of the jointly-controlled subsidiaries. All the subsidiaries, including those that are jointly-controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the interests of the holding company in the Stockholders’ equity of the controlled companies, and material balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated.

The dates of the Quarterly Information of the subsidiaries used for calculation of equity gains (losses) and consolidation coincide with those of the holding company.

The references made in this Quarterly Information of the subsidiaries and of the jointly-controlled subsidiaries are realized in proportion to the Company’s stake.

The accounting statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the quarter, since the functional currency of Cemig is the Real and that of Transchile is the US dollar.

The dates of the quarterly information of the subsidiaries and jointly-controlled subsidiaries used for calculation of equity gains (losses) and consolidation coincide with those of the holding company.

In accordance with CVM Instruction 408, the Consolidated Quarterly Information includes the balances and the transactions of the exclusive investment funds, the only unit holders of which are the Company and its subsidiaries, comprising public and private debt securities and debentures of companies with minimum risk rating A+(bra) (Brazilian long-term rating), ensuring high liquidity of the securities.

The exclusive fund, the Quarterly Information of which is regularly reviewed, is subject to obligations restricted to: payment for services provided for administration of the assets, attributed to operation of the investments, such as custody fees, audit fees and other expenses. There are, thus, no significant financial obligations, nor assets of the unit holders to guarantee these obligations.

The Company uses the full and proportional consolidation criteria, as shown in the following table. The proportions of holding indicated are of the subsidiary’s total capital:

		30/09/2010
Subsidiaries and jointly-controlled subsidiaries	Form of consolidation	Direct holding, %	Indirect holding, %

Subsidiaries and jointly-controlled subsidiaries
Cemig GT	Full	100.00	—
Cemig Baguari Energia	Full	—	100.00
Hidrelétrica Cachoeirão	Proportional	—	49.00
Guanhães Energia	Proportional	—	49.00
Madeira Energia	Proportional	—	10.00
Hidrelétrica Pipoca	Proportional	—	49.00
Baguari Energia	Proportional	—	69.39
Empresa Brasileira de Transmissão de Energia S.A – EBTE	Proportional	—	49.00
Praias de Parajuru Wind Farm	Proportional		49.00
Central Eólica Volta do Rio	Proportional	—	49.00
Central Eólica Praias de Morgado	Proportional	—	49.00
TAESA	Proportional	—	32.27
Alterosa	Proportional	—	36.23
Alvorada	Proportional	—	74.50
Light Ger	Proportional	—	49.00
Cemig D	Full	100.00	—
Cemig Telecom	Full	100.00	—
Ativas Data Center	Proportional	—	49.00
Rosal Energia	Full	100.00	—
Sá Carvalho	Full	100.00	—
Horizontes Energia	Full	100.00	—
Usina Térmica Ipatinga	Full	100.00	—
Cemig PCH	Full	100.00	—
Cemig Capim Branco Energia	Full	100.00	—
Cemig Trading	Full	100.00	—
Efficientia	Full	100.00	—
Central Termelétrica de Cogeração	Full	100.00	—
UTE Barreiro	Full	100.00	—
Central Hidrelétrica Pai Joaquim	Full	100.00	—
Cemig Serviços	Full	100.00	—
GASMIG	Proportional	55.19	—
Companhia Transleste de Transmissão	Proportional	25.00	—
Companhia Transudeste de Transmissão	Proportional	24.00	—
Companhia Transirapé de Transmissão	Proportional	24.50	—
Light S.A.	Proportional	25.53	—
Light Sesa	Full	—	25.53
Light Energia	Full	—	25.53
Light Esco	Full	—	25.53
Lightger	Full	—	13.02
Light Hidro	Full	—	25.53
Light Institute	Full	—	25.53
Itaocara Energia	Full	—	25.53
Lightcom	Full	—	25.53
Axxiom	Proportional	—	13.02
Transchile	Proportional	49.00	—
Companhia de Transmissão Centroeste de Minas	Proportional	51.00	—
Empresa Amazonense de Transmissão de Energia - EATE	Proportional	37.99	—
Sistema de Transmissão Catarinense - STC	Full	—	30.39
Lumitrans Cia. Transmissora de Energia Elétrica	Full	—	30.39
Empresa Brasileira de Transmissão de Energia - EBTE	Proportional	—	19.37
Empresa Paraense de Transmissão de Energia - ETEP	Proportional	41.49	—
Empresa Santos Dumont de Energia - ESDE	Full	—	41.49
Empresa Norte de Transmissão de Energia - ENTE	Proportional	36.69	—
Empresa Regional de Transmissão de Energia - ERTE	Proportional	36.69	—
Empresa Catarinense de Transmissão de Energia - ECTE	Proportional	13.37	—
Axxiom	Proportional	49.00	—

3 . CASH & CASH EQUIVALENTS

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010

Bank accounts	92,941	90,492	9,442	9,726
Cash investments
Bank certificates of deposit	3,707,593	3,295,962	422,625	418,478
National Treasury Notes	149,090	—	—	—
Treasury Financial Notes (LFTs)	50,561	186,688	15	16
National Treasury Notes (LTNs)	25,848	—	23	—
Others	152,802	181,374	250	101
	4,085,894	3,664,024	422,913	418,595

	4,178,835	3,754,516	432,355	428,321

Cash investments are transactions contracted with Brazilian institutions, and international financial institutions with branch offices in Brazil, at normal market prices and on normal market conditions. All the transactions are highly liquid, promptly convertible into a known amount of cash, and are subject to insignificant risk of change in value. Bank Certificates of Deposit (CBDs), with fixed or floating rates, and Time Deposits with Special Guarantee (DPGEs) are remunerated at a percentage (varying from 100% to 110%) of the CDI rate published by Cetip (the Custody and Settlement Chamber).

4 . CONSUMERS AND TRADERS

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010

Retail supply invoiced	1,984,821	1,989,175	46,071	46,071
Retail supply not invoiced	791,995	740,554	—	—
Wholesale supply to other concession holders	68,319	66,649	—	—
(-) Provision for doubtful receivables	(512,936)	(475,799)	(46,071)	(46,071)
	2,332,199	2,320,579	—	—

Current assets	2,238,548	2,220,462	—	—
Non-current assets	93,651	100,117	—	—

Under rules laid down by Aneel, the criteria for constitution of provisions for doubtful receivables are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, debts are provisioned in full as follows: from residential consumers, when past due and unpaid for more than 90 days; from commercial consumers, when past due and unpaid for more than 180 days; and for the other consumer categories, when past due and unpaid more than 360 days.

The Provision for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets.

5 . REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, resulted in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as follows:

	Consolidated
	30/09/2010	30/06/2010
Assets
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	—	65,512
Traders – Transactions in “Free energy” during the rationing program (Note 7)	47,678	46,141
Pre-paid expenses – CVA (Note 9)	435,617	370,976
Review of Tariff for Use of the Distribution System (TUSD)	3,089	3,984
TUSD discounts – Source with incentive	7,639	11,315
TUSD discounts – Self-Producers and Independent Producers	6,913	10,240
Low-income subsidy	132,370	126,548
Transmission Tariff Review – “Adjustment Portion” (Note 8)	72,511	93,009
Discounts for irrigation enterprises	2,063	3,056
Other regulatory assets	62,467	14,821
	770.347	745,602
Liabilities
“Free energy” – Reimbursements to generators	(15,202)	(45,264)
Amounts to be restituted in the tariff – CVA (Note 9)	(632,005)	(576,416)
Extraordinary Tariff Recomposition, and Portion “A” (Note 6)	(16,273)	—
Transmission Tariff Review – “Adjustment Portion” (Note 8)	(58,576)	(75,568)
Provision for other financial components	(26,631)	(24,311)
Other regulatory liabilities	(61,706)	(9,773)
	(810,392)	(731,332)

Taxes, charges and contributions – Deferred liabilities (Note 18)	(50,031)	(72,372)
	(860,423)	(803,704)

Total	(90,076)	(58,102)

6 . THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an agreement with the electricity distributors and generators in December 2001, named “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an Extraordinary Tariff Recomposition (“RTE”), established to compensate for the variation in non-manageable costs of “Portion A” that took place in the period from January 1 to October 25, 2001.

a) The Extraordinary Tariff Recomposition

The RTE came into effect on December 27, 2001, through the following tariff adjustments:

•                 Adjustment of 2.90% for consumers in the residential category (excluding low-rental consumers), and rural and public-illumination consumption; and for industrial high-voltage consumer categories for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                 Increase of 7.90% for other consumers.

The RTE was used to compensate the following items:

•                 Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between Cemig’s estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by Aneel. Calculation of this value did not take into account any losses from default by consumers.

•                 Pass-through to be made to the generators who bought energy in the MAE – which was succeeded in 2004 by the Electricity Trading Chamber – (“the CCEE”), in the period from June 1, 2001 to February 28, 2002, for more than R$ 49.26/MWh (referred to as “Free Energy”).

On January 12, 2010, Aneel published Normative Resolution 387, establishing that the balances of payments due for “Free Energy” and for Loss of Revenue, after completion of the process of collection of the RTE in distributors’ retail supply tariffs, should be recalculated using a new methodology.

The final passthrough of “Free Energy” amounts will be the sum of the monthly differences, positive or negative, between the passthroughs for Free Energy made in accordance with certain defined criteria, and the passthroughs already made, plus financial remuneration at the Selic rate, from the date of occurrence of the difference up to the date of completion of the charging of the RTE within retail supply tariffs.

Due to the recalculation by Aneel of the amounts to be transferred by the Distributors to the Generators, an additional amount was decided, to be passed through by the Company, of R$ 30,602. Since the period for receipt of the RTE has already expired, it was necessary to post, in September 2010, a counterpart loss of that amount, corresponding to the additional amount passed through to the generators, in accordance with the order by Aneel.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-controllable costs presented in the basis of calculation for determination of the last annual Tariff Adjustment, and the disbursements which actually took place in the period.

The recovery of “Portion A” began in March 2008, shortly after the end of the period of validity of the RTE, using the same recovery mechanisms, that is to say, the adjustment applied to tariffs for compensation of the amounts of the RTE will continue in effect for compensation of the items of “Portion A”.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset, and there is no time limit for their realization.

As and when amounts of “Portion A” are received through the tariff, Cemig transfers those amounts from Assets to the Income statement. For Cemig D (Cemig Distribuição S.A.), the amounts transferred were:

	Consolidated
Amounts transferred to Expenses	3Q10	3Q09
Energy bought for resale	151,048	143,829
Fuel Consumption Account – CCC	66,884	63,688
Global Reversion Reserve – RGR	6,684	6,364
Tariff for transport of electricity from Itaipu	2,579	2,456
Tariff for use of national grid transmission facilities	17,275	16,449
Royalties for use of water resources	5,932	5,649
Connection – Realization of “Portion A”	364	347
Delivery service inspection charge	626	596
	251,392	239,378

In September 2010 the Company completed its receipt of the amount of “Portion A”.

The amount of R$ 16,273 posted in Liabilities relating to “Portion A” arises from an excess amount received in September 2010. The amount will be reimbursed to consumers in the next tariff cycle.

7 . TRADERS – TRANSACTIONS IN “FREE ENERGY”

The receivables of the subsidiary Cemig GT for transactions in “Free Energy” in the Electricity Trading Chamber (CCEE) during the period of the Rationing Program are as follows:

	Consolidated
	30/09/2010	30/06/2010
Current assets
Amounts to be received from distributors	47,678	46,141

The amounts to be received in Assets refer to the difference between the prices paid by the Company in the transactions in energy on the CCEE, during the period when the Rationing Program was in force, and the rate of R$ 49.26/MWh. This difference is to be reimbursed through the amounts raised by means of the RTE, as specified in the General Agreement for the Electricity Sector.

In accordance with Aneel Resolution 36 of January 29, 2003, the electricity distributors have, since March 2003, been collecting the amounts obtained monthly by means of the RTE and passing them through to the generators and distributors that have amounts to be received, among which Cemig GT is included.

On January 12, 2010, Aneel published Normative Resolution 387, establishing that the balances of payments due for “Free Energy” (receivable by the generators) and Loss of Revenue (receivable by the distributors), after completion of the collection of the Extraordinary Tariff Recomposition (RTE) in distributors’ retail supply tariffs, should be recalculated using a new methodology.

The final passthrough of “Free Energy” amounts will be the sum of the monthly differences, positive or negative, between the passthroughs for Free Energy made in accordance with criteria defined in this new methodology, and the passthroughs already made, plus financial remuneration at the Selic rate, from the date of occurrence of the difference up to the date of completion of the charging of the RTE in retail supply tariffs.

As a result of the recalculation by Aneel of the amounts to be received by the Distributors, the Company recorded an amount of R$ 36,388, corresponding to the amounts to be received by the Distributors, of which, up to September 2010, the company received the amount of R$ 7,388.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of certain court proceedings in progress, brought by market agents, in relation to interpretation of the rules in force at the time of the transactions on the CCEE, could result in changes in the amounts recorded. For more details please see Explanatory Note 22.

8 . REVIEW OF THE TRANSMISSION TARIFF

The First Tariff Review

Cemig GT’s first Tariff Review, for the whole of the asset base of Cemig GT, was approved by the Council of Aneel on June 17, 2009. In it Aneel set the percentage for repositioning of the Company’s Permitted Annual Revenue (RAP) at 5.35%, backdated to 2005.

On June 1, 2010, Aneel granted and partially approved an Administrative Appeal filed by the Company, ordering the repositioning of its first periodic Tariff Review from 5.35% to 6.96%, for the following reasons:

(i)                                    costs incurred in preparation of the evaluation report, in the amount of R$ 978;

(ii)                                 alteration of the Net Remuneration Basis by R$ 1,140;

(iii)          inclusion of the Sector Charges on the difference, of Revenues, applied for of the last four cycles and by the Updating of the Financial Amount, due to the alteration of the profile of Remuneration for the Facilities, authorized at R$ 8,424.

Aneel additionally established a financial component of R$ 168,632 to be paid to the Company by means of the “Adjustment Portion” (“PA”) in 24 months. This is the backdated effect of the tariff repositioning over the period from July 1, 2005 to June 30, 2009, increased by the R$ 10,542 arising from the Administrative Appeal. The first part, of R$ 85,732, was incorporated into the adjustment for the 2009/2010 cycle, and the second part, of R$ 93,009, is being offset in the 2010/2011 adjustment.

Second Tariff Review

On June 8, 2010, Aneel homologated the result of the Second Transmission Tariff Review of Cemig GT, which set the repositioning of the Permitted Annual Revenue (RAP) at a negative percentage, –15.88%, backdated to June 2009. This resulted in a requirement for reimbursement of R$ 75,568 to the users of the Transmission System during the July tariff cycle of 2011. This amount was registered as a reduction in revenue by Cemig GT in the second quarter of 2010.

As and when the amounts of the “Adjustment Portion” for the 1st and 2nd Tariff reviews are received/discounted in the tariff, the Company transfers the corresponding amounts recorded in Assets and Liabilities to the Income statement.

	30/09/2010	30/06/2010

Review of the Transmission Tariff – First Review
Amount homologated	158,090	158,090
Updating by IGPM rate	2,475	2,868
Amounts received	(96,557)	(78,932)
Total of the first Review of the Transmission Tariff	64,008	82,026

Review of the Transmission Tariff – Second Review
Amount homologated	(64,585)	(64,585)
Updating by IGPM rate	(126)	—
Amounts received	14,638	—
Total of the second Review of the Transmission Tariff	(50,073)	(64,585)

Current assets	68,468	91,954
Non-current assets	4,043	1,055
Current liabilities	(58,576)	(75,568)
	13,935	17,441

9 . ANTICIPATED EXPENSES AND REGULATORY LIABILITIES – CVA

The balance on the Account to Compensate for Variation of Portion A items (known as the “CVA” account) is made up of the positive and negative differences between the estimate of non-manageable costs used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent Tariff Adjustments.

The following is a statement of the balance on the CVA account:

	Consolidated
	30/09/2010	30/06/2010

Cemig Distribuição	(207,974)	(228,530)
Light	11,587	23,090
	(196,387)	(205,440)

Current assets	221,225	282,301
Non-current assets	214,392	88,675
Current liabilities	(471,191)	(445,589)
Non-current liabilities	(160,813)	(130,827)
Net amounts	(196,387)	(205,440)

10. TAXES OFFSETABLE

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010
Current
ICMS tax recoverable	243,970	246,817	3,832	3,828
Income tax	663,596	568,443	—	—
Social Contribution tax	234,060	197,543	—	—
Pasep tax	19,552	22,847	1	2
Cofins tax	90,841	105,387	4	10
Others	4,243	14,187	2,566	2,566
	1,256,262	1,155,224	6,403	6,406
Non-current
ICMS tax recoverable	81,640	80,249	426	426
Income tax	119,895	92,526	116,254	90,153
Social Contribution tax	26,022	26,245	25,753	26,245
Pasep and Cofins	27,271	42,499	—	—
	254,828	241,519	142,433	116,824

	1,511,090	1,396,743	148,836	123,230

The credits for Pasep and Cofins taxes arise from payments made in excess by the Company as a result of adoption of the non-cumulative regime for revenues of the transmission companies whose electricity supply contracts were prior to October 31, 2003, and for which subsequent regulation by the Brazilian tax authority allowed review and inclusion in the cumulative regime. As a consequence of this review, restitution of excess tax paid in prior periods was allowed.

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2010, which will be offset against federal taxes becoming payable, in each business year, posted in Taxes and contributions.

The credits of ICMS tax recoverable, posted in Long term assets, arise from acquisitions of fixed assets, and can be offset in 48 months. The transfer to short-term has been made in accordance with the estimates of the amounts which should be realized up to December 2011.

11 . TAX CREDITS

a) Deferred income tax and Social Contribution tax:

Cemig and its subsidiaries have deferred income tax credits, constituted at the rate of 25.00%, and deferred Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010
Tax credits on temporary differences
Tax loss carryforwards / Negative taxable balances	105,150	117,439	—	—
Contingency provisions	134,382	164,476	59,706	70,304
Post-employment obligations	90,462	80,151	3,839	3,290
Provision for doubtful receivables	194,881	187,679	15,768	15,664
Provision for Pasep and Cofins taxes – Extraordinary Tariff Recomposition	2,392	1,741	—	—
Financial instruments	54,177	52,587	—	—
FX variation	124,312	123,389	—	—
Taxes with demandability suspended	44,111	28,979	—	—
Goodwill premium on absorption	6,352	6,755	—	—
Others	48,258	40,448	1,148	854
	804,477	803,644	80,461	90,112

Current assets	245,580	200,053	20,790	10,966
Non-current assets	558,897	603,591	59,671	79,146

At its meeting on March 23, 2010, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study includes Cemig and its subsidiaries Cemig GT and Cemig D, and was submitted to Cemig’s Audit Board for examination on March 4, 2010,

In accordance with the individual estimates of Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on September 30, 2010 to be realized as follows:

	Consolidated	Holding company

2010	116,273	7,119
2011	172,792	18,228
2012	132,536	20,778
2013	126,248	20,778
2014 to 2015	124,170	12,023
2016 to 2017	99,128	768
2018 to 2019	33,330	767
	804,477	80,461

On September 30, 2010 the holding company has tax credits not recognized in its Quarterly Information totaling R$ 389,532.

The credits not recognized refer basically to the effective loss arising from the assignment of the credits of accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006, as set out in Explanatory Note 13. As a result of this assignment the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution. The portion not recognized, in relation to this matter, is R$ 388,485.

b) Reconciliation of the expense on income tax and the Social Contribution tax:

This table shows the reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the expense shown in the Income statement:

	Consolidated		Holding company
	30/09/2010	30/09/2009	30/09/2010	30/09/2009

Profit before income tax and Social Contribution tax	1,966,831	2,289,901	1,356,121	1,526,497
Income tax and Social Contribution – nominal expense	(668,723)	(778,566)	(461,081)	(519,009)
Tax effects applicable to:
Equity gain (loss) from subsidiaries	—	—	345,405	426,412
Employees’ profit shares	46,053	33,717	1,522	920
Non-deductible contributions and donations	(5,612)	(4,986)	(937)	(245)
Tax incentives	20,472	16,062	1,340	148
Tax credits not recognized	18,828	1,709	19,865	81
Amortization of goodwill	(7,794)	(5,560)	(8,821)	(5,560)
Income tax and Social Contribution – prior year tax return adjustment	(1,471)	(11,423)	(1,471)	—
Others	26,547	28,390	15,593	536
Income tax and Social Contribution tax – effective expense	(571,700)	(720,657)	(88,585)	(96,717)

Light subscribes to the new Refis Installment Tax Payment program (Law 11941/09)

On November 6, 2009, the Board of Directors of the indirect subsidiary Light Sesa approved agreement to the program of reduction and installment payment of taxes under Law 11941/09.

The principal benefits of this adhesion to the new Refis system, further to the actual disbursement of cash being by installments, are the reduction of interest and penalty payments, in the amount of R$ 128,921, and the possibility of paying the remaining portion of the interest and penalty payments with the use of tax loss carryforwards.

The initial amount included in the Refis was R$ 585,639. Since R$ 262,428 was offset against tax losses, the actual amount divided into installments which will result in future disbursements of cash is R$ 323,211.

Light Sesa has been making the minimum payments, plus payment of the installments arising from the migration of the Social Security PAES (REFIS II), in the consolidated amount of R$ 1,752, while it awaits a notice from the Brazilian Federal Revenue Service for the due consolidation. The variation of the balance is explained by the updating of the Selic rate in the period, in the amount of R$ 6,252, as well as the amount paid to the Social Security PAES (PAES – Previdenciário).

12 . DEPOSITS LINKED TO LEGAL ACTIONS

“Deposits linked to legal actions” refers principally to employment-law actions and matters related to tax obligations.

The main payments into court in relation to tax obligations relate to income tax withheld at source on Interest on Equity, and to exclusion of amounts of ICMS tax from the amount taxable by PIS and Cofins tax.

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010

Employment law cases	204,587	201,175	48,531	49,028

Tax obligations
Income tax on Interest on Equity	13,714	13,714	—	—
PASEP and Cofins taxes	493,858	430,739	—	—
Others	15,615	16,789	2,971	2,935

Others	148,463	133,748	67,678	43,497
	876,237	796,165	119,180	95,460

The balances of deposits paid into court in relation to the Pasep and Cofins taxes have corresponding provisions recorded in Taxes, charges and contributions. For more details, see Explanatory Note 18.

13 . ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS; AND RECEIVABLES INVESTMENT FUND

The outstanding credit balance receivable on the CRC (Results Compensation) Account was transferred to the State of Minas Gerais in 1995, under an Agreement to assign that account (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index.

The First Amendment to the CRC Agreement, signed on January 24, 2001, replaced the monetary updating unit in the Agreement, which had been the Ufir, with the IGP-DI inflation index, backdated to November 2000, due to the abolition of the Ufir in October 2000.

Second and Third Amendments to the CRC Agreement were signed in October 2002, setting new conditions for amortization of the credits by the Minas Gerais state government. The main clauses were: (i) monetary updating by the IGP-DI inflation index; (ii) amortization of the two Amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the Second and Third Amendments, respectively; and (iv) guarantee of retention, in full, of dividends becoming due to Minas Gerais state, for settlement of the Third Amendment.

a) Fourth Amendment to the CRC Agreement

As a result of default in receipt of the credits specified in the Second and Third Amendments, the Fourth Amendment was signed, with the aim of making possible full receipt of the CRC balance through retention of dividends becoming payable to State Government. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC contract had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments, corresponding to a total of R$ 4,795,729 on September 30, 2010.

The government of the state will amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035 inclusive. The amounts of the portions for amortization of the principal, updated by the IGP-DI index, increase over the period, from R$ 28,828 for the 1st, and R$ 97,232 for the 61st – expressed in currency of September 30, 2010.

The debt is being amortized, as priority, by the retention of 65% of the minimum obligatory dividends payable to the State Government. If the amount is not enough to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or extraordinary Interest on Equity. The dividends retained are to be used for amortization of the Agreement in the following order: (i) settlement of past due installments; (ii) settlement of the installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On September 30, 2010 the installments of the Agreement becoming due on December 31, 2010 and June 30, 2011, had been amortized in advance.

The Fourth Amendment provides that, so as to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed – they lay down certain targets to be met annually in conformity with the Strategic Plan. The principal of these are as follows:

Target	Index required
Debt / Ebitda	Less than 2 (1)
(Debt) / (Debt plus Stockholders’ equity)	40% or less (2)
Capital expenditure and acquisition of assets	40%, or less, of Ebitda

Ebitda = Earnings before interest, taxes on profit, depreciation and amortization.

(1)   Less than 2.5 in certain situations specified in the Bylaws.

(2)   50% or less, in certain situations also specified in the Bylaws.

The Extraordinary General Meeting of Stockholders of May 5, 2010 authorized that the index required for the 2010 business year in relation to the restrictive clause “Capital expenditure and acquisition of assets / Ebitda” should be equivalent to 90%, in view of the Company’s investment programs planned for the year. As a result, none of the restrictive clauses for the year 2010 was not complied with.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the credits under the CRC into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus interest of 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI rate plus interest of 1.70% per year.

Movement in the FIDC in 3Q10 was as follows:

Consolidated and Holding company

Balance at June 30, 2010	1,830,892
Monetary updating on the senior units	25,691
Monetary updating on the subordinated units	15,773
Amortization of the senior units	(80,167)
Balance on September 30, 2010	1,792,189

Composition of the FIDC on September 30, 2010
- Senior units held by third parties	864,839

- Subordinated units owned by Cemig	921,511
- Dividends retained by the Fund	6,039
927,550

TOTAL	1,792,189

Cemig paid dividends on June 29, 2010, R$ 67,399 being used for amortization of part of the senior units. Additionally, the Company injected R$ 14,501 into the fund to complete the amount necessary for redemption of the senior units and other operational expenses of the FIDC. The amortization of R$ 80,167 of the senior units was effected only on July 10, 2010.

The dividends proposed by the Executive Board to the Board of Directors, to be distributed to stockholders for the business year 2009, are posted in Current Liabilities. Of the dividends to be distributed, R$ 103,691 is payable to the Minas Gerais State Government, of which R$ 67,399 will be retained for settlement of part of CRC credits becoming due.

c) Criterion of consolidation for the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units, in the event that the dividends payable to the state government are not sufficient for amortization of the installments, the consolidated Quarterly Information presents the balance of the FIDC registered in full in Cemig, and the senior units are presented as a debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation, the monetary updating of the FIDC has been recognized in full as a financial revenue, and in counterpart, the amount of the monetary updating of the senior units is recorded as a cost of debt.

14. INVESTMENTS

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010

In subsidiaries and jointly-controlled subsidiaries
Cemig GT	—	—	4,236,883	3,981,934
Cemig D	—	—	2,697,081	2,665,332
Light	—	—	730,718	789,883
Cemig Telecom	—	—	287,366	287,596
Gasmig	—	—	440,438	429,131
Rosal Energia	—	—	67,712	63,647
Sá Carvalho	—	—	63,397	57,374
Horizontes Energia	—	—	72,979	70,814
Usina Térmica Ipatinga	—	—	38,162	35,690
Cemig PCH	—	—	45,711	42,127
Cemig Capim Branco Energia	—	—	40,232	30,935
Companhia Transleste de Transmissão	—	—	15,056	14,208
UTE Barreiro	—	—	8,523	8,759
Companhia Transudeste de Transmissão	—	—	9,405	10,255
Usina Hidrelétrica Pai Joaquim	—	—	486	488
Companhia Transirapé de Transmissão	—	—	7,061	7,854
Transchile	—	—	21,074	24,283
Efficientia	—	—	9,548	8,161
Central Termelétrica de Cogeração	—	—	6,781	6,444
Companhia de Transmissão Centroeste de Minas	—	—	19,307	17,951
Cemig Trading	—	—	36,407	33,514
Empresa Paraense de Transmissão de Energia - ETEP	—	—	47,021	44,014
Empresa Norte de Transmissão de Energia - ENTE	—	—	77,730	70,398
Empresa Regional de Transmissão de Energia - RTE	—	—	13,322	12,014
Empresa Amazonense de Transmissão de Energia - EATE	—	—	177,726	159,641
Empresa Catarinense de Transmissão de Energia - ECTE	—	—	9,159	8,254
Axxiom Soluções Tecnológicas	—	—	2,465	2,385
Cemig Serviços	—	—	59	77
	—	—	9,181,809	8,883,163

Goodwill premium on acquisition of interest in Rosal Energia	—	—	23,484	24,865
Goodwill premium on acquisition of interest in ETEP	—	—	61,033	61,773
Goodwill premium on acquisition of interest in ENTE	—	—	91,439	92,472
Goodwill premium on acquisition of interest in ERTE	—	—	22,148	22,399
Goodwill premium on acquisition of interest in EATE	—	—	357,275	361,608
Goodwill premium on acquisition of interest in ECTE	—	—	14,259	14,437
Goodwill premium on acquisition of interest in Light	—	—	333,401	338,749
Other investments	23,563	23,821	3,502	3,502
	23,563	23,821	906,541	919,805
	23,563	23,821	10,088,350	9,802,968

a) The main information on the investees is as follows:

		At September 30, 2010			9M2010
Company	No. of shares	Cemig interest (%)	Registered capital	Stockholders’ equity	Dividends	Profit (loss)
Cemig GT	2,896,785,358	100.00	3,296,785	4,236,883-	159,156	831,148
Cemig D	2,261,997,787	100.00	2,261,998	2,697,081	118,159	170,117
Light	203,934,060	25.53	2,225,822	2,861,911	363,003	350,102
Cemig Telecom	381,023,385	100.00	225,082	287,366	8,200	11,388
Rosal Energia	46,944,467	100.00	46,944	67,712	—	15,288
Sá Carvalho	361,200,000	100.00	36,833	63,397	—	17,984
Gasmig	409,255,483	55.19	643,779	798,003	55,012	67,515
Horizontes Energia	64,257,563	100.00	64,258	72,979	—	5,825
Usina Térmica Ipatinga	29,174,281	100.00	29,174	38,162	—	6,454
Cemig PCH	30,952,000	100.00	30,952	45,711	—	12,670
Cemig Capim Branco Energia	5,528,000	100.00	5,528	40,232	—	25,300
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	60,225	9,190	8,836
UTE Barreiro	23,328,000	100.00	11,918	8,523	—	(6,671)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	39,188	7,409	4,799
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	486	—	508
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	28,822	6,267	3,881
Transchile	33,340,000	49.00	66,951	43,008	—	(4,632)
Efficientia	6,051,994	100.00	6,052	9,548	—	2,971
Central Termelétrica de Cogeração	5,000,000	100.00	5,001	6,781	—	1,188
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	37,855	—	3,514
Cemig Trading	160,297	100.00	160	36,407	—	1,353
Empresa Paraense de Transmissão de Energia – ETEP	45,000,010	41.49	82,309	113,329	26,443	26,614
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	36.69	145,663	211,861	40,217	54,171
Empresa Regional de Transmissão de Energia – ERTE	23,400,000	36.69	23,400	36,313	15,729	10,268
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	37.99	323,579	467,873	103,939	110,873
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	13.37	42,095	68,525	22,999	19,275
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	5,032	—	(221)
Cemig Serviços	100,000	100.00	100	59	—	(40)

		At September 30, 2009			9M09
Company	No. of shares	Cemig stake %	Registered capital	Stockholders’ equity	Dividends	Profit (Loss)
Cemig GT	2,896,785,358	100.00	2,896,785	4,324,787	159,790	1,003,849
Cemig D	2,261,997,787	100.00	2,261,998	2,641,436	113,653	279,078
Rio Minas Energia	709,309,572	25.00	709,309	1,362,400	—	199,391
Infovias	381,023,385	100.00	225,082	277,528	8,150	21,845
Rosal Energia	46,944,467	100.00	46,944	67,999	—	16,744
Sá Carvalho	361,200,000	100.00	36,833	66,598	—	21,185
Gasmig	409,255,000	55.19	493,780	630,826	—	53,873
Horizontes Energia	64,257,563	100.00	64,258	72,515	—	5,777
Usina Térmica Ipatinga	29,174,281	100.00	29,174	38,147	—	6,870
Cemig PCH	30,952,000	100.00	30,952	43,947	—	11,685
Cemig Capim Branco Energia	5,528,000	100.00	5,528	39,479	—	24,547
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	59,917	6,896	9,173
UTE Barreiro	11,918,000	100.00	11,918	3,258	—	2,535
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	39,555	483	5,557
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	477	—	(10)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	29,375	—	4,763
Transchile	27,840,000	49.00	48,340	47,894	—	(18,384)
Efficientia	6,051,994	100.00	6,052	10,855	—	4,541
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	157,524	—	7,399
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	23,439	—	—
Cemig Trading	160,297	100.00	160	3,656	—	3,463
Empresa Paraense de Transmissão de Energia – ETEP	45,000,010	39.33	69,569	107,616	2,348	25,623
Empresa Norte de Transmissão de Energia – ENTE	100,840,000	36.69	120,128	195,746	19,902	54,280
Empresa Regional de Transmissão de Energia – ERTE	23,400,000	36.69	23,400	36,120	6,480	10,780
Empresa Amazonense de Transmissão de Energia – EATE	180,000,010	35.34	273,469	441,988	3,687	117,082
Empresa Catarinense de Transmissão de Energia – ECTE	42,095,000	13.37	42,095	66,368	14,747	18,398
Axxiom Soluções Tecnológicas	7,200,000	49.00	7,200	5,632	—	(810)

The movement of investments in subsidiaries is as follows:

	30/06/2010	Equity gain (loss)	Capital injection / Acquisition	Dividends proposed	Others	30/09/2010
Cemig GT	3,981,934	342,685	—	(89,278)	1,542	4,236,883
Cemig D	2,665,332	98,030	—	(66,281)	—	2,697,081
Light	789,883	33,521	—	(92,686)	—	730,718
Cemig Telecom	287,596	7,970	—	(8,200)	—	287,366
Rosal Energia	63,647	4,065	—	—	—	67,712
Sá Carvalho	57,374	6,023	—	—	—	63,397
Gasmig	429,131	11,307	—	—	—	440,438
Horizontes Energia	70,814	2,165	—	—	—	72,979
Usina Térmica Ipatinga	35,690	2,472	—	—	—	38,162
Cemig PCH	42,127	3,584	—	—	—	45,711
Cemig Capim Branco Energia	30,935	9,297	—	—	—	40,232
Companhia Transleste de Transmissão	14,208	848	—	—	—	15,056
UTE Barreiro	8,759	(236)	—	—	—	8,523
Companhia Transudeste de Transmissão	10,255	484	—	(1,334)	—	9,405
Central Hidrelétrica Pai Joaquim	488	(2)	—		—	486
Companhia Transirapé de Transmissão	7,854	359	—	(1,152)	—	7,061
Transchile	24,283	(2,007)	—	—	(1,202)	21,074
Efficientia	8,161	1,387	—	—	—	9,548
Central Termelétrica de Cogeração	6,444	337	—	—	—	6,781
Companhia de Transmissão Centroeste de Minas	17,951	1,792	—	—	(436)	19,307
Cemig Trading	33,514	2,893	—	—	—	36,407
Empresa Paraense de Transmissão de Energia - ETEP	44,014	3,815	75	(883)	—	47,021
Empresa Norte de Transmissão de Energia - ENTE	70,398	7,332	—	—	—	77,730
Empresa Regional de Transmissão de Energia - ERTE	12,014	1,308	—	—	—	13,322
Empresa Amazonense de Transmissão de Energia - EATE	159,641	15,616	795	—	1,674	177,726
Empresa Catarinense de Transmissão de Energia - ECTE	8,254	905	—	—	—	9,159
Axxiom Soluções Tecnológicas	2,385	80	—	—	—	2,465
Cemig Serviços	77	(18)	—	—	—	59
	8,883,163	556,012	870	(259,814)	(1,578)	9,181,809

b) Stockholding in Light

A discount was ascertained on the acquisition of Light, corresponding to the difference between the amount paid by Rio Minas Energia (“RME”) and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions, and is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession, on a straight-line basis. The remaining value of the discount, R$ 72,683 (R$ 73,843 on June 30, 2010), was incorporated into the Company’s stockholders’ equity after the split of RME, and is being presented in the consolidated quarterly information as a Non-current liability, under Other obligations.

c) Goodwill on acquisitions of equity interests

The goodwill on acquisition of the companies by the Company is the difference between the amount paid for the jointly-controlled subsidiaries and the book value of the stake in their stockholders’ equity, arising from the added value of the concessions.

These items of goodwill will be amortized over the remaining period of validity of the concessions.

d) Completion of the transaction to purchase shares in LIGHT

The payment for the acquisition by Cemig of the 25,494,500 common shares in Light S.A. (Light) owned by Andrade Gutierrez Concessões (“AGC”), representing 12.50% of the registered capital and voting stock of Light, was made on March 25, 2010. The price paid by Cemig for this share purchase was R$ 718,518, corresponding to R$ 29.54 per share, this value resulting from the updating of the price stipulated in the contract by the CDI (Interbank Certificate of Deposit) rate, published by Cetip – the Financial Securities Custody and Settlement Center, from December 1, 2009 to the date of the payment, and deduction of the dividends of R$ 2.12 per share declared by Light at the Ordinary General Meeting completed on March 24, 2010.

As well as providing for the payment for the shares made on that day, the Contract provides for acquisition by Cemig, of 1,081,649 (one million eighty one thousand six hundred forty nine) common shares issued by Light, representing, approximately, 0.53% of the voting and total capital of Light, owned by AGC. The price corresponding to the 0.53% of the capital of Light is R$ 31,949, and this amount, also, will be adjusted by the CDI rate from December 1, 2009 to the date of payment, deducting any dividends and/or Interest on Equity paid or declared by Light in that period.

The Contract also provides for assignment of the shares acquired to an affiliated company of Cemig, or to third parties.

The Company recognizes a premium, in this transaction, in the amount of R$ 344,098, arising from the added value of the concession.

Additional option to purchase shares in Light

Cemig, if the sale option is exercised, will acquire 100% of the share units of LUCE INVESTMENT FUND, which holds 75% (seventy five per cent) of the shares of LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES. The result would be that Cemig would acquire 19,932,112 common shares in Light S.A., representing 9.75% of its total and voting capital for the price of US$340,455, from which would be deducted any dividends and Interest on Equity paid or declared by Light S.A. in the period starting on December 1, 2009, up to and including the date of the exercise of the option, if any.

The option was exercised on October 6, 2010; ENLIGHTED PARTNERS VENTURE CAPITAL LLC, the indirect controlling stockholder of LUCE EMPREENDIMENTOS E PARTICIPAÇÕES S.A., gave notice of its decision to exercise its option to sell units of LUCE BRASIL FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES, as mentioned in the Material Announcement previously published.

The completion of this transaction is conditional upon certain contractually established requirements being complied with, and also the approval of the competent bodies such as, where necessary, the financing agents and debenture holders of Light and of its subsidiaries.

e) Acquisition of a complementary stake in Transmissora Aliança de Energia Elétrica – Taesa

On May 6, 2010 Cemig GT made a Public Offer to acquire shares and units from minority stockholders, through Transmissora Alterosa de Energia Elétrica. The transaction resulted in the acquisition of 24.42% of the shares until then held by the minority stockholders, equivalent to 56.69% of the total capital of Taesa, for R$ 1,001,851, or R$ 15.57 per share.

A premium of R$ 523,367 was ascertained, corresponding to future profitability from commercial operation of the concessions in the period specified by the regulator. The goodwill will be amortized over the remaining period of validity of the concessions.

With this transaction the company, together with Fundo de Investimentos em Participação Coliseu, concluded the process of acquisition of Transmissora Aliança de Energia Elétrica – Taesa (formerly Terna Participações). Some of the minority stockholders did not accept the Public Offer to acquire shares, and 4.72% of the shares of Taesa remained in circulation in the market.

f) Acquisition of stockholding

On July 8, 2010, Cemig Telecomunicações S.A. signed a share purchase contract with Ativas Participações S.A., for the purchase of 9,804,900 common shares, or 49% of the voting stock of Ativas Data Center S. A. The objects of Ativas Data Center S.A. are provision of the services of supply of IT and communication technology infrastructure, including hosting and colocation of IT environments, database storage and site backup, professional information safety and availability security services, IT consultancy, connectivity with sale of access and Internet bandwidth. For these purposes it is building a data center classified as “Tier III” (Uptime Institute), to serve medium-sized and large-scale corporations. The initial investment was R$ 6,753, equivalent to 6,753,615 common shares, being increased by R$ 1.00 for each share pending paying up by Ativas Participações S.A. until March 31, 2011.

g) Acquisition of equity interest - Lightger SA

Cemig Geração e Transmissão acquired from Light.S.A, on August 18, 2010, 49% of the registered and voting capital of Lightger, a special purpose company subsidiary of Light, holder of authorization for commercial operation of the Paracambi Small Hydro Plant. Cemig GT paid, for the acquisition, R$ 19,960 representing 25,939,013 common shares in Lightger.

15. FIXED ASSETS

	Consolidated
	30/09/2010			30/06/2010
	Historic cost	Accumulated depreciation	Net value	Net value
In service	25,889,821	(10,961,367)	14,928,454	14,767,541
Distribution	12,343,241	(5,764,008)	6,579,233	6,494,871
Generation	8,768,442	(3,506,349)	5,262,093	5,210,793
Transmission	3,741,530	(1,160,878)	2,580,652	2,569,022
Management	421,846	(280,450)	141,396	145,492
Telecoms	434,611	(211,058)	223,553	204,176
Gas	180,151	(38,624)	141,527	143,187

In progress	3,511,385	—	3,511,385	3,303,935
Distribution	1,598,464	—	1,598,464	1,481,364
Generation	1,005,094	—	1,005,094	943,138
Transmission	429,666	—	429,666	418,942
Management	43,508	—	43,508	73,534
Telecoms	35,326	—	35,326	26,342
Gas	399,327	—	399,327	360,615
Total fixed assets	29,401,206	(10,961,367)	18,439,839	18,071,476
“Special Obligations” linked to the concession	(2,864,082)	305,723	(2,558,359)	(2,546,490)
Net fixed assets	26,537,124	(10,655,644)	15,881,480	15,524,986

“Special Obligations” linked to the concession are basically contributions made by consumers for execution of the undertakings necessary for Cemig to comply with requests for retail supply of electricity. Any settlement of these obligations depends on the will of Aneel, at the termination of the Distribution concessions, through reduction of the residual value of the Fixed Asset for the purposes of determining the value that the Concession-granting Power will pay to the concession holder.

Some land sites and buildings of the subsidiaries, registered in Fixed assets – Administration, have been given in guarantee for lawsuits involving tax, labor-law, civil disputes and other contingencies in the amount, net of depreciation, of R$ 7,268 on September 30, 2010 (R$ 7,412 on June 30, 2010).

The company has not identified any indications of loss in the recoverable value of its fixed assets. The Concession Contracts provide that at the end of each concession the Concession-granting Power shall determine the amount to be indemnified to the Company. Thus Management believes that the book value of the non-depreciated Fixed assets, at the end of the concession, will be reimbursable by the Concession-granting Power.

Additionally, and due to the control of the remuneratory basis, which is higher than the amount recognized in the accounting, the Company believes there is no indication of a need to constitute a provision.

16. INTANGIBLE

	30/09/2010			30/06/2010
	Gross accounting value	Accumulated amortization	Book value	Residual value
In service – Useful life defined	12,465	(12,461)	4	284
Useful life defined	12,465	(12,461)	4	284
Software use rights	2,950	(2,950)		—
Brands and patents	5	(1)	4	4
Right to commercial operation of concession Cemig Telecom S.A	9,510	(9,510)	—	280

In progress	863	—	863	863
Assets in formation	863	—	863	863
Total, Intangible	13,328	(12,461)	867	1,147

	CONSOLIDATED
	30/09/2010			30/06/2010
	Gross accounting value	Accumulated amortization	Book value	Residual value
In service – Useful life defined	3,092,605	(632,322)	2,460,283	2,480,790
Software use rights	324,434	(181,368)	143,066	156,692
Brands and patents	37	(4)	33	81
Temporary easements	82,741	(3,349)	79,392	78,396
Right to commercial operation of concession Cemig Telecom S.A.	9,510	(9,510)	—	279
Central Eólica Praias de Parajuru S.A.	30,820	(1,669)	29,151	29,607
Central Eólica Praias de Morgado S.A.	41,932	(874)	41,058	42,238
Central Eólica Volta do Rio S.A.	27,028	(117)	26,911	28,548
EATE	397,333	(40,058)	357,275	361,608
ECTE	16,062	(1,803)	14,259	14,437
ENTE	101,170	(9,732)	91,438	92,472
ETEP	68,007	(6,975)	61,032	61,772
ERTE	24,445	(2,297)	22,148	22,398
Rosal Energia S.A	55,256	(31,772)	23,484	24,865
UTE Ipatinga S.A	84,584	(59,209)	25,375	26,868
Light S.A.	344,098	(10,697)	333,401	338,749
Transmissora Aliança De Energia Elétrica S.A.	1,453,912	(271,874)	1,182,038	1,198,009
Others	31,236	(1,014)	30,222	3,771

In progress	85,525	—	85,525	96,243
Assets in formation	85,525	—	85,525	96,243
Total, Intangible	3,178,130	(632,322)	2,545,808	2,577,033

The movement in intangible assets is as follows:

	HOLDING COMPANY
	Balance on 30/06/2010	Amortization	Balance on 30/09/2010
In service – Useful life defined	284	(280)	4

Brands and patents	4	—	4
Right to commercial operation of concession Cemig Telecom	280	(280)	—

In progress	863	—	863
Assets in formation	863	—	863
TOTAL, INTANGIBLE	1,147	(280)	867

	CONSOLIDATED
	Balance on 30/06/2010	Additions	Amortization	Transfers	Balance on 30/09/2010
In service – Useful life defined	2,480,790	30,495	(62,874)	11,872	2,460,283
Software use rights	156,692	—	(27,742)	14,116	143,066
Brands and patents	81	5	(7)	—	79
Temporary easements	78,396	4,085	(3,101)	12	79,392
Right to commercial operation of concession Cemig Telecom S.A	279	—	(279)	—	—
Central Eólica Praias de Parajuru S.A.	29,607	—	(382)	(74)	29,151
Central Eólica Praias de Morgado S.A.	42,238	—	(518)	(662)	41,058
Central Eólica Volta do Rio S.A.	28,548	—	(117)	(1,520)	26,911
EATE	361,608	—	(4,333)	—	357,275
ECTE	14,437	—	(178)	—	14,259
ENTE	92,472	—	(1,034)	—	91,438
EPTE	61,772	—	(740)	—	61,032
ERTE	22,398	—	(250)	—	22,148
Rosal Energia S.A	24,865	—	(1,381)	—	23,484
UTE Ipatinga S.A	26,868	—	(1,493)	—	25,375
Light S.A.	338,749	—	(5,348)	—	333,401
Transmissora Aliança De Energia Elétrica S.A.	1,198,009	—	(15,971)	—	1,182,038
Others	3,771	26,405	—	—	30,176

In progress	96,243	4,264	—	(14,982)	85,525
Assets in formation	96,243	4,264	—	(14,982)	85,525
TOTAL, INTANGIBLE	2,577,033	34,759	(62,874)	(3,110)	2,545,808

The intangible assets Software use rights, Brands and patents, Temporary easements, and others, are amortizable by the linear method, and the rates used are those defined by Aneel.

The assets of the Operation of Law Public Service Award are due to the added value of the concessions and amortized over the remaining period of the concessions.

Company has not identified indications of loss of recoverable value of its intangible assets that have defined useful life, and are being amortized over the period of the concession or over periods specified by Aneel Normative Resolution 367/09.

17. SUPPLIERS

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010

Wholesale supply and transport of electricity
Eletrobrás – energy from Itaipu	153,919	160,457	—	—
Furnas	19,071	18,417	—	—
CCEE	66,398	57,231	—	—
RTE under Aneel Res. 387/09	24,871	45,264	—	—
Others	452,572	331,896	—	—
	716,831	613,265	—	—
Materials and services	276,802	322,367	1,143	3,852
	993,633	935,632	1,143	3,852

18. TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	30/09/2010	30/06/2010	30/09/2010	30/06/2010
Current
Income tax	415,751	269,763	37,969	20,679
Social Contribution tax	137,909	97,096	10,161	6,129
ICMS tax	303,038	314,067	18,091	18,100
Cofins tax	66,516	62,606	11,819	—
Pasep tax	19,702	18,870	2,566	—
Social security system	19,154	18,730	1,621	1,667
Others	50,854	25,973	959	999
	1,012,924	807,105	83,186	47,574
Deferred obligations
Income tax	33,496	46,074	—	—
Social Contribution tax	13,646	17,897	—	—
Cofins tax	8,925	12,844	—	—
Pasep tax	1,937	2,789	—	—
	58,004	79,604	—	—
	1,070,928	886,709	83,186	47,574

Non-current
Income tax	—	32,669	—	—
Social Contribution tax	—	11,761	—	—
Cofins tax	422,406	372,449	—	—
Pasep tax	91,706	80,861	—	—
Others	45,869	976	—	—
	559,981	498,716
Deferred obligations
Income tax	166,524	162,251	—	—
Social Contribution tax	59,948	58,410	—	—
	226,472	220,661	—	—
	786,453	719,377	—	—

The “Deferred obligations”, under Current, are basically the assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory issues, and become due as and when those assets and liabilities are realized.

The Non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained a Court injunction enabling it not to make the payment and authorizing payment into Court starting from 2008.

The non-current deferred obligations for income tax and Social Contribution refer, substantially, to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption, and to the marking of financial instruments to fair value, implemented by the change in the Corporate Law, to be reversed as and when realized.

19. LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal	Annual financial cost		30/09/2010			30/06/2010
FINANCING SOURCES	maturity	(%)	Currency	Current	Non-current	Total	Total
FOREIGN CURRENCY
ABN Amro Bank N.A. (2)	2013	6	US$	22,247	42,355	64,602	67,658
Banco do Brasil – various bonds (1)	2024	Various	US$	10,134	45,795	55,929	64,765
Brazilian federal Treasury	2024	Libor + Spread	US$	3,895	17,417	21,312	24,687
Inter-American Development Bank	2026	2,12	US$	1,491	34,414	35,905	41,435
Others	Various	Various	Various	14,597	13,615	28,212	29,269
Debt in foreign currency				52,364	153,596	205,960	227,814

BRAZILIAN CURRENCY
Banco do Brasil	2012	110.00% of CDI	R$	329,645	582,000	911,645	886,164
Banco do Brasil	2013	CDI + 1.70%	R$	34,310	69,305	103,615	105,695
Banco do Brasil	2013	107.60 of CDI	R$	5,646	126,000	131,646	128,046
Banco do Brasil	2014	104.10% of CDI	R$	54,199	1,200,000	1,254,199	1,220,998
Banco do Brasil (6)	2013	10,83*	R$	21,675	600,000	621,675	605,773
Banco do Brasil (6)	2013	11,58**	R$	(2,909)	(7,455)	(10,364)	(11,599)
Banco Itaú BBA	2013	CDI + 1.70%	R$	91,597	182,227	273,824	291,358
Banco Votorantim S.A.	2010	113.50 of CDI	R$	56,032	—	56,032	54,417
Banco Votorantim S.A.	2013	CDI + 1.70%	R$	26,933	50,974	77,907	87,074
Brazilian Development Bank (BNDES)	2026	TJLP + 2.34%	R$	8,035	113,189	121,224	124,174
Bradesco	2014	CDI + 1.70%	R$	116,070	227,848	343,918	337,057
Debentures (4)	2011	104.00% of CDI	R$	21,029	238,816	259,845	252,973
Debentures – Minas Gerais state government (4) (5)	2031	IGP-M	R$	—	40,476	40,476	39,301
Debentures (4)	2014	IGP-M index + 10.50%	R$	11,099	324,052	335,151	319,991
Debentures (4)	2017	IPCA + 7.96	R$	28,631	459,212	487,843	478,989
Debentures (4) (6)	2012	CDI + 0.90% (*)	R$	114,720	1,565,992	1,680,712	1,634,249
Debentures (4) (6)	2012	0,1051(***)	R$	(1,568)	(475)	(2,043)	(2,539)
Debentures (4) (6)	2015	IPCA + 7.68(*)	R$	62,771	1,169,907	1,232,678	1,211,037
Debentures (4) (6)	2015	0,042(***)	R$	(482)	(1,643)	(2,125)	(2,163)
ELETROBRÁS	2013	Finel + 7.50 to 8.50%	R$	12,513	27,111	39,624	42,574
ELETROBRÁS	2023	Ufir, RGR + 6.00 to 8.00%	R$	56,604	280,740	337,344	350,473
Santander do Brasil	2013	CDI + 1.70%	R$	21,192	39,837	61,029	68,565
Unibanco	2013	CDI + 1.70%	R$	121,627	167,201	288,828	314,298
Unibanco	2013	CDI + 1.70%	R$	20,975	36,794	57,769	56,057
Itaú and Bradesco (3)	2015	CDI + 1.70%	R$	154,390	710,249	864,639	919,115
Debentures IV (4)	2015	TJLP + 4.00%	R$	5	18	23	24
Debentures V (4)	2014	CDI + 1.50%	R$	22,613	208,978	231,591	235,483
Debentures VI (4)	2011	115% of CDI	R$	79,076	—	79,076	76,583
BNDES: Finem	2019	TJLP	R$	24,830	104,211	129,041	134,052
CCB Bradesco S.A.	2017	CDI + 0.85%	R$	11,143	114,896	126,039	122,566
Brazilian Development Bank (BNDES)	2033	TJLP + 2.40%	R$	—	175,709	175,709	172,125
Debentures (4)	2013	IPCA	R$	—	175,735	175,735	172,820
BNDES – Onlending	2033	TJLP	R$	—	213,867	213,867	177,578
BNDES – Principal Subcredit A/B/C/D	2022	Various	R$	21,910	88,802	110,712	257,452
Federal Savings Bank (CEF)	2022	TJLP + 3.50%	R$	6,390	61,236	67,626	67,111
CEF	2021	TJLP + 3.50%	R$	5,241	49,356	54,597	55,319
CEF	2022	TJLP + 3.50%	R$	8,776	85,297	94,073	93,235
BNDES	2018	Various	R$	65,338	422,990	488,328	506,010
Syndicate of Banks	2010	113% of CDI	R$	—	—	—	332,449
BNDES	2016	TJLP + 3.12%	R$	38	162,266	162,304	157,122
BNDES	2024	TJLP + 2.56%	R$	8,089	92,185	100,274	73,083
Debentures (4)	2012	TJLP	R$	16,565	31,963	48,528	32,721
Debentures (4)	2015	CDI + 1.30%	R$	4,815	195,412	200,227	—
Debentures (4)	2015	IPCA + 7.91%	R$	1,841	143,001	144,842	—
BNDES	2025	TJLP + 2.15%	R$	1,966	39,335	41,301	35,179
BNDES	2015	TJLP + 5.5%	R$	11,829	48,233	60,062	63,370
Others	2025	Various	R$	41,480	265,487	306,967	148,787
Debt in Brazilian currency				1,696,679	10,881,334	12,578,013	12,425,146
Overall total, consolidated				1,749,043	11,034,930	12,783,973	12,652,960

(1)          Interest rates vary: 2.00 to 8.00 % p.a.; Six-month Libor plus spread of 0.81 to 0.88% per year;

(2)          Swaps for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: CDI rate + 1.50% p.a.

(3)          Refers to the senior units of the credit rights funds. See Explanatory Note 13;

(4)          Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(5)          Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(6)          Contracts with rates and amounts adjusted in accordance with CPC 08.

*       Contractual rate.

**     Internal rate of return, including transaction cost.

***   Effective cost of the transaction.

The consolidated composition of loans, by currency and indexor, with the respective amortization, is as follows:

	2010	2011	2012	2013	2014	2015	2016	2017 and subsequent years	Total
Currency
US dollar	20,200	34,534	31,934	28,851	5,014	2,406	4,719	61,599	189,257
Euro	896	4,097	2,810	1,524	1,524	1,524	1,524	—	13,899
UMBndes (**)	90	316	317	316	316	316	633	500	2,804
	21,186	38,947	35,061	30,691	6,854	4,246	6,876	62,099	205,960

Indexor
IPCA (Expanded CPI)	80,883	12,053	115,032	493,783	433,640	599,020	306,141	—	2,040,552
Ufir (Fiscal Reference Unit) / RGR	14,090	56,894	53,437	47,785	46,407	40,104	54,013	25,376	338,106
Interbank CD (CDI)	859,741	1,143,950	2,830,644	1,187,743	753,730	249,256	39,483	—	7,064,547
Eletrobrás Finel index	3,128	12,512	12,513	11,470	—	—	—	—	39,623
URTJ (*)	60,947	186,434	217,242	223,071	240,823	225,660	272,323	559,489	1,985,989
IGP-M inflation index	13,523	5,698	5,771	5,773	329,783	4,603	2,615	47,802	415,568
UMBndes (**)	2,582	9,763	10,312	10,916	11,480	11,960	8,096	115	65,224
Others (IGP-DI, INPC) (***)	3,401	—	396	805	9,343	347	801	195	15,288
No indexor	22,145	39	769	590,116	—	47			613,116
	1,060,440	1,427,343	3,246,116	2,571,462	1,825,206	1,130,997	683,472	632,977	12,578,013
	1,081,626	1,466,290	3,281,177	2,602,153	1,832,060	1,135,243	690,348	695,076	12,783,973

(*)                                           URTJ = Interest Rate Reference Unit.

(**)                                    UMBndes = BNDES Monetary Unit.

(***)                             IGP-DI inflation index (General Price Index – Domestic Availability).

INPC – National Consumer Price Index.

The principal currencies and indexors used for monetary updating of the loans, financings and debentures had the following variations:

Currency	Change, %, in quarter ended 30/09/2010	YTD % variation in 2010
US dollar	(5.96)	(2.70)
Euro	4.81	(7.85)

Indexor	Change, %, in quarter ended 30/09/2010	YTD % variation in 2010
IGP-M	2.09	7.89
Finel	0.41	1.54
CDI	2.57	6.97
UMBndes	(5.39)	(1.58)

The movement on loans, financings and debentures is as follows:

Consolidated
Balance at June 30	12,652,960
Initial balance – acquisition of subsidiaries	21,722
Loans and financings obtained	452,953
Monetary and FX variation	13,175
Fund raising costs	(1,939)
Amortization of fund raising costs	2,192
Financial charges provisioned	295,000
Financial charges paid	(97,799)
Capitalization	3
Adjustment to present value	(1,972)
Amortization of financings	(552,322)
Balance on September 30, 2010	12,783,973

a) Restrictive covenant clauses

Cemig and its subsidiaries have contracts for loans and financings with restrictive covenant clauses, requiring compliance at the end of each calendar half-year (June 30 and December 31). On June 30, 2010, some clauses were not complied with. Due to this, the company obtained from its creditors, on that day, consent that they would not exercise their rights to demand immediate or early payment of amounts owed until June 30, 2011.

The financing contracts of Taesa have restrictive covenants relating to debt servicing coverage indices. On September 30, 2010, Taesa and its subsidiaries had debt servicing coverage indices that complied with the limits established in the contract.

Madeira Energia has a loan contracted with the BNDES and with Banco da Amazônia S.A with restrictive covenant clauses that were fully complied with on September 30, 2010.

20. REGULATORY CHARGES

	Consolidated
	30/09/2010	30/06/2010

Global Reversion Reserve – RGR	43,730	32,823
Fuel Consumption Account – CCC	53,179	49,612
CDE – Energy Development Account	38,945	38,721
Eletrobrás – Compulsory loan	1,207	1,207
Aneel inspection charge	3,742	3,912
Energy Efficiency	203,763	211,009
Research and Development	214,839	205,451
Energy System Expansion Research	2,794	2,252
National Scientific and Technological Development Fund	5,594	4,890
Alternative Energy Program – Proinfa	3,285	3,187
0.30% additional payment – Law 12111/09	17,154	11,462
	588,232	564,526

Current liabilities	337,138	357,816
Non-current liabilities	251,094	206,710

21. POST-EMPLOYMENT OBLIGATIONS

The Forluz Pension Fund

Cemig is a sponsor of Forluz – the Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income to complement retirement and pension, in accordance with the Forluz pension plan they are subscribed in.

The actuarial obligations and assets of the Plans on December 31, 2004 were segregated between Cemig, Cemig GT and Cemig D on the basis of the allocation of employees in each of these companies.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A plan that is defined-contribution at the stage of accumulation of funds, for retirement benefits for normal time of service; and provides defined-benefit coverage for disability or death of participants still in active employment, and also receipt of the benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

Of the Sponsors’ contribution to this plan, 27.52% goes to the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, for the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the period in accordance with the payments made by the Company, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with defined contribution characteristics, and their respective assets, in the same amount of R$ 2,767,140, on December, 31, 2009, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the currently employed and assisted participants who opted to migrate from the previous Defined-benefit Plan, and are entitled to a benefit proportional to those balances. For participants who are still working, this benefit has been deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, which complements the amount of the Official Social Security benefit so as to result in the average real salary of the employee’s last three working years in the Company. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the Defined Benefit plan.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 26, 2008 the Executive Council of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was the SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not also inscribed in the pension and retirement plans. To protect the interests of the participants, and also to comply with the SPC’s requirement, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. Conclusion of the process of separation of the health plan was completed in September 2010, thus starting from October 1, the Health Plan shall be administrated by and all the existing benefits and cover will be maintained.

Health was completed in September 2010, thus starting from October 1, the Health Plan shall be administered by Cemig Health and maintained all existing benefits and coverage.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation for post-employment benefits in the amount of R$ 872,288 at September 30, 2010 (R$ 893,027 at June 30, 2005) has been recognized as an obligation payable by Cemig, and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The liabilities and expenses recognized by the Companies in connection with the Supplementary Retirement Plan, Health Plan, Dental Plan and Life insurance are adjusted in accordance with the terms of CVM Decision 371/00 and an Opinion prepared by independent actuaries. Hence the financial updating of the obligation in the debt agreed with Forluz mentioned in the previous paragraph does not produce accounting effects in Cemig’s Income statement.

The amounts recognized in the balance sheet at December 31, 2009, as they appear in the opinion prepared by an external actuary in conformity with CVM Decision 371, are presented in this Explanatory Note.

The Braslight Pension Fund

Light is a sponsor of Fundação de Seguridade Social Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to Company employees subscribed with the Foundation, and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans – A, B and C – put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined type. In Plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity, and the respective reversal in pension), during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of a participant who is still working, becomes invalid or receives illness assistance), as well as those of continued income, once granted, are of the defined type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for a solution for the technical deficit and the refinancing of the reserve to be amortized relating to the pension plans of Braslight, which were recorded in full. This is being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index plus interest of 6.00% per year, totaling R$ 963,108 at 30 September, 2010 (R$ 971,749 on June 30, 2010). The effect on the Company’s consolidated result is of the portion corresponding to 25.53% of this amount, according to proportional consolidation.

The movement in Net liabilities has been as follows:

	Pension plans and retirement supplement plans				Life
Consolidated	Forluz	Braslight	Health plan	Dental plan	insurance	Total

Net liabilities on 30/06/2010	234,063	248,112	387,052	21,060	485,011	1,375,298
Expense recognized in the Income statement	6,681	3,734	17,657	1,045	11,383	40,500
Contributions paid	(34,119)	(5,940)	(13,494)	(191)	(2,587)	(56,331)
Net liabilities on 30/09/2010	206,625	245,906	391,215	21,914	493,807	1,359,467

Current liabilities	76,528	23,909	—	—	—	100,437
Non-current liabilities	130,097	221,997	391,215	21,914	493,807	1,259,030

	Pension plans and retirement supplement plans			Life
Holding company	Forluz	Health plan	Dental plan	insurance	Total

Net liabilities on 30/06/2010	11,309	20,113	1,092	21,208	53,722
Expense recognized in the Income	505	1,764	89	778	3,136
Contributions paid	(1,691)	(718)	(10)	(134)	(2,553)
Balance on 30/09/2010	10,123	21,159	1,171	21,852	54,305

Current liabilities	3,810	—	—	—	3,810
Non-current liabilities	6,313	21,159	1,171	21,852	50,495

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

22 . CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal course of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with success considered “probable”

Pasep and Cofins – widening of the calculation base

The holding company has legal proceedings challenging the enlargement of the taxable basis for calculation of the Pasep and Cofins taxes, on financial revenue and on other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998; and has a judgment in its favor at first instance. In the event that this action is won in the final instance (i.e. subject to no further appeal) – and we would note that the Federal Supreme Court has ruled on several similar cases in favor of the taxpayer – the gain to be registered in the results of the year will be R$ 183,817 (R$181,668 on June 30, 2010), net of income tax and Social Contribution Tax.

Actions in which the company would be debtor

For those contingencies where negative outcomes are considered “probable”, the Company and its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

	Consolidated
	Balance on 30/06/2010	Additions (reversal)	Written off	Balance	Deposits paid into court	Balance on 30/09/2010
Employment-law cases
Various	123,510	3,822	(12,246)	115,086	(13,091)	101,995

Civil cases
Personal damages	21,818	154	(1,879)	20,093	—	20,093
Tariff increases	125,303	2,478	(99,768)	28,013	(16,324)	11,689
Environmental	5,669	—	(172)	5,497	—	5,497
Other	154,696	6,960	(48,183)	113,473	(28,935)	84,538

Tax
Finsocial	21,635	98	—	21,733	(21,733)	—
PIS and Cofins taxes	3,450	1,338	—	4,788	—	4,788
ICMS tax	57,672	1,519	(25,702)	33,489	(10,302)	23,187
Taxes and contributions – suspension of demandability	185	—	—	185	—	185
Social security system	17,027	215	—	17,242	—	17,242
Other	5,294	10,266	—	15,560	(518)	15,042

Regulatory
Aneel administrative proceedings	85,184	592	(929)	84,847	(6,072)	78,775
Total	621,443	27,442	(188,879)	460,006	(96,975)	363,031

	Holding company
	Balance on 30/06/2010	Additions (reversal)	Written off	Balance	Deposits paid into court	Balance on 30/09/2010
Employment-law cases
Various	72,559	—	(11,590)	60,969	(8,944)	52,025

Civil cases
Personal damages	17,536	—	(1,879)	15,657	—	15,657
Tariff increases	20,552	—	(4,228)	16,324	(16,324)	—
Other	84,943	—	(42,753)	42,190	(21,909)	20,281

Tax
Finsocial	21,635	98	—	21,733	(21,733)	—
Social security system	1,183	22	—	1,205	—	1,205
Other	2,943	10,121	—	13,064	(518)	12,546

Regulatory
Aneel administrative proceedings	25,741	455	—	26,196	(6,072)	20,124
Total	247,092	10,696	(60,450)	197,338	(75,500)	121,838

The details on the provisions constituted are as follows:

(a)          Employment-law cases: The complaints under the labor laws are basically disputes on overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b)         Civil disputes – tariff increase

Various industrial consumers have filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig estimates the amounts to be provisioned based on the disputed amounts billed and based on recent court decisions. The total exposure of Cemig and its subsidiaries in this matter, in the understanding of management, is R$ 80,248. The part of this in which loss is considered “probable” has been provisioned in full, in the amount of R$ 28,013 (R$ 49,162 on June 30, 2010).

In May 2010, the Company signed a settlement in relation to the legal action filed by an industrial consumer in relation to reimbursement of increase of the tariff introduced by the National Water and Energy Department (DNAEE) during the Cruzado economic plan. Under this agreement the Company agreed to pay to the consumer the amount of R$ 177,592, of which R$ 92,592 was to be offset against unpaid invoices, and R$ 85,000 to be paid by deduction from future payments for supply of electricity and use of the distribution systems, without any adjustment or monetary updating, and including the fees of Counsel. The amount of R$ 177,592 has been recognized in full in the income statement for the period.

Under the agreement, the amounts provisioned and not yet offset by electricity invoices, in the amount of R$ 76,141, now become, effectively, Accounts Payable, and have been transferred to Other current liabilities.

(c)          ICMS tax

Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, Management believes that only a part of these amounts represents “probable” risk of loss, and the amount of R$ 25,113 is provisioned.

(d)         Taxes and contributions - demandabilities suspended

Cemig did have a provision of R$ 86,437 relating to the deduction, from the amount subject to corporate income tax, of the expense of the Social Contribution tax since 1988. On April 17, 1998, the 8th Federal Court granted Cemig an injunction, which was overturned in April 2010. Cemig paid the amount of R$ 91,487 on May 21, 2010. The Company has made an application for Provisional Remedy to appeal against this judgment.

(e)          Social security system

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged joint liability to withhold payments at source on amounts paid for services of contractors, and the applicability of the Social Security contribution to employees’ profit shares.

Light challenged the legality of Law 7787/89, which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the Provisional Remedy given by the Court, the Company has offset the amounts payable for Social Security contribution.

The company assesses the chance of loss in the actions mentioned as “probable”, and the provisions for the actions brought by the INSS total R$ 16,035 (R$ 15,844 on June 30, 2009).

(f)            Aneel administrative proceedings

On January 9, 2007, Aneel notified Cemig D (Cemig Distribuição S.A.) that it considered certain criteria adopted by the Company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to loss in this dispute of which it considers the chances to be “probable”, in the amount of R$ 53,582.

(g)         Others

Other civil actions are primarily claims for personal damages by individuals, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at September 30, 2010 represents the potential loss on these claims.

Among the civil cases we highlight an action for indemnity arising from a fire on grazing land of a rural property, allegedly due to breakage of an electricity cable. The chances of loss in this action are assessed as “probable”, in the amount of R$ 13,714, which has been 100% provisioned.

(h) Actions with chances of loss assessed as “possible” or “remote”

Cemig and its subsidiaries are disputing other actions in the courts for which they assess the chances of loss as “possible” or “remote”. The following are the details of the most important of these:

(i) Income tax and Social Contribution on post-employment benefits

The federal tax authority issued an Infringement Notice on October 11, 2001, in the amount which updated is R$ 325,826, as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting of the liabilities for post-employment benefits. The additional post-employment obligations, which resulted from the changes in the method of accounting, were recognized in the tax years that were rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution.

Cemig presented an administrative appeal to the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in a reduction of the tax loss carryforward, registered as tax credits, in the historic amount of R$ 26,631. The tax credits were not reduced, and no provision was made for contingencies for any losses as a result of this decision, since Cemig believes it has solid legal grounds for defense in the Courts, for the procedures adopted for recovery of the said tax credits. Thus, it assesses the chances of loss in this action as “remote”.

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003. Due to this fact, Cemig had the offsetting proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to September 30, 2010 of R$ 306,619 (R$ 303,435 on June 30, 2010). With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision has been constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and assesses the chances of loss in this action as “remote”.

(II) Tax on Inheritance and Donations (ITCD)

The State of Minas Gerais is challenging the Company in the courts for non-payment of the Tax on Donations (ITCD) in relation to contributions of consumers, the amount of which on September 30, 2010 was R$ 210,480 (R$ 204,485 on June 30, 2010). No provision has been made for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chances of loss in this action as “remote”.

(iii) Acts of the regulatory agency

Aneel filed an administrative action against Cemig stating that the company owes R$ 945,067 to the federal government (R$ 1,240,698 on June 30, 2010) as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account, which were, in the past, used to offset amounts owed to the federal government. On October 31, 2002 Aneel issued a final administrative decision against Cemig. On January 9, 2004 the National Treasury issued an Official Collection Notice for the amount of the debit. Cemig did not make the payment because it believes that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The Company assesses the chances of loss in this action as “possible”.

(iv) Social Security and tax obligations - indemnity for the ‘Anuênio’ and profit shares.

In 2006 Cemig and its subsidiaries Cemig GT and Cemig D paid indemnities to their employees, totaling R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated in the future, into salaries. The Company and its subsidiaries did not make payments of income tax and Social Security contribution in relation to this amount because they considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a differing interpretation by the federal tax authority and the National Social Security Institution (INSS), the Company decided to apply for orders of Mandamus, which allowed payment into Court of the potential obligations on these amounts, with a total of R$ 172,192. These are posted in Deposits linked to legal actions (Note 12). No provision has been made for any losses. The Company assesses the chance of loss in this action as “possible”.

In September 2006 Cemig was notified by the INSS (National Social Security System) as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing a total of R$ 128,011 (R$ 125,594 on June 30, 2010). Cemig has appealed, in administrative proceedings, against the decision. No provision has been made for any losses. Cemig believes it has arguments of merit for defense, and the chances of loss in this action are assessed as “remote”.

(V) ICMS tax

Since 2002 the company has received a subsidy from Eletrobrás for the discounts given to low-income consumers. The Minas Gerais State Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subsidy received should be the subject of ICMS tax. The potential for loss in this action would be R$ 128,328, not including any ICMS tax which might be claimed by the Tax Authority for the periods subsequent to the infringement notice. The company decided to join the Minas Gerais State Special Tax Installment Payment Program for ICMS, created by the State Government through Decree 45358 of May 4, 2010, recognizing, as a result of this, a provision of R$ 25,702.

Cemig was served an infringement notice, as co-defendant, in which the Minas Gerais State Tax Authority demanded payment of R$ 49,748 (R$ 48,689 at June 30, 2010) in ICMS tax on sales of excess electricity by industrial consumers during the period of electricity rationing. If the Company does have to pay ICMS tax on these transactions, it will be able to charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The chances of loss in this action are assessed as “possible”.

(vi) Regulatory contingency - CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders Aneel, working with the CCEE, to comply with the claim by AES Sul and recalculate the settlement of the transactions during the rationing period, leaving out of account Aneel’s Dispatch No. 288/2002. This was to be put into effect in the CCEE starting in November 2008, resulting in an additional disbursement for Cemig, for the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 106,364 (R$ 103,718 on June 30, 2010). On November 9, 2008 the Company obtained an injunction in the Regional Federal Appeal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. Because of the above, no provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chances of losses from this action as “possible”.

(vii) Environmental claims

An environmental association, through a public civil action, claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Plant. The amount involved in the action is R$ 1,196,469 (R$ 1,173,390 at June 30, 2010). The Company believes it has arguments of merit for legal defense and thus has not made a provision for this action. The chance of losses from this action is assessed as “possible”.

(viii) Civil claims - consumers

Several consumers and the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers; the extraordinary tariff recomposition; and the inflation index used to increase the tariff for electricity in April 2003; requesting 200% reimbursement on the amounts considered charged in error by the company. The case was rejected by the courts in August 2010 and the case was set aside, as expected by the Company’s counsel.

Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 1,031,678 (R$ 981,776 on June 30, 2010). The Company believes that it has arguments of merit for legal defense, and has thus made no provision for this action. The chance of loss from this action is assessed as “possible”.

A public class action challenging the Conduct Adjustment Undertaking entered into between Cemig and the Public Attorneys’ Office demands return to the public funds of the amounts paid to the contractors providing services to the Company that implemented the Light for Everyone Program. The amount involved in the action is R$ 1,852,648 (R$ 1,792,530 at June 30, 2010). The Company believes it has arguments of merit for legal defense and thus has not made a provision for this action. The chance of loss from this action is assessed as “possible”.

(iX) PIS and Cofins taxes

Light had two legal actions challenging the applicability of the PIS and Cofins taxes, in the manner specified by Law 9718/98, as follows:

The first questioned the changes imposed by the said law in relation to: (i) expansion of the taxable base of the said taxes, and (ii) the increase in the tax rate of the Cofins tax from 2% to 3%. In the Company’s Appeal to the Federal Supreme Court, final judgment was given, against which there is no further appeal, in relation to the expansion of the taxable base of calculation of the tax, granting the Appeal, and declaring Article 3, § 1º, of Law 9718/98 unconstitutional. The respective reversal of provision was made in the second quarter of 2008, in the amount of R$ 108,090, with counterpart entry in Financial expenses.

In the second, the company alleges expiry by limitation of time of part of the amounts demanded in the Collection Letter issued by the federal tax authority on January 31, 2007, on the grounds of the federal inspectors not having posted a tax credit within the legal period. An injunction was obtained suspending collection. This was upheld by the Regional Federal Appeal Court, and at present awaits judgment on an appeal to the Higher Appeal Courts. As to the merits, the judgment of the first instance is awaited. The advisors of the Company’s legal department assess the chance of loss as “possible”. Light opted to include this case in the new procedure for payment by installments (Law 11941/09).

(X) Tax on Services (ISS)

Cemig is involved in litigation with the Municipality of Belo Horizonte on the criteria for applicability of the ISS tax on services performed by the Company. The amount involved in the action is R$ 24,525 (R$ 44,433 on June 30, 2010). No provision has been made for any losses. Cemig believes it has arguments of merit for defense. The chances of loss in this action are assessed as “remote”.

(xi) Action for annulment of the RME Agreement

A public class action was filed applying for annulment of the transaction for acquisition of an interest in the Light Group by Cemig through the company RME, and of the stockholdings of the other partners, and of all the subsequent transactions. The amount involved is R$ 2,576,689. The Company believes it has arguments of merit for defense, and thus has not made a provision for these actions. The company assesses the chances of loss in this action as “remote”.

In addition to the issues described above, Cemig and its subsidiaries are involved, on the plaintiff or defendant side, in other cases, of smaller scale, related to the normal course of their operations. Management believes that it has adequate defense for these actions, and does not expect significant losses relating to these issues that might have an adverse effect on the Company’s financial position or the consolidated result of its operations.

23 . STOCKHOLDERS’ EQUITY

Capital increase at the Ordinary and Extraordinary General Meetings of Stockholders held in April 2010

The General Meeting of Stockholders held on April 29, 2010 approved an increase in the registered capital of Cemig from R$ 3,101,884 to R$ 3,412,073 with issue of new shares, through capitalization of R$ 294,940 of the balance of the Earnings Reserve and R$ 15,428 of the Capital Reserve, with consequent distribution of a stock dividend of 10% in new shares to stockholders, of the same type as those held, with nominal value of R$ 5.00.

The Company’s registered capital is represented by 298,269,668 common shares and 384,144,914 preferred shares, all with nominal value of R$ 5.00.

Change in the Company’s stockholding structure

In 1997 the Government of the State of Minas Gerais sold approximately 32.96% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“SEB”).

On June 16, 2010, as advised in correspondence sent to the Company by Southern Electric Brasil Participações Ltda. (“SEB”), Southern’s holding in Cemig was sold to AGC Energia S.A. (“AGC Energia”), an unlisted S.A. corporation controlled by Andrade Gutierrez Concessões S.A. (“AGC”).

The transfer of shares took place under the share purchase agreement signed between SEB and AGC Energia, with AGC as consenting party, on November 12, 2009, as amended, and is for the sale of the entire stockholding of SEB in CEMIG, that is to say 98,321,592 nominal common shares issued by Cemig, representing 32.96% of the voting stock and 14.41% of the total capital of CEMIG.

We emphasize that this transaction does not change the composition of the stockholding control nor the administrative structure of Cemig.

Prior-year adjustment in a subsidiary

With the intention of harmonizing accounting practices between the companies of the Cemig Group, the Company posted directly in Stockholders’ equity an adjustment of R$ 34,861, for revenue recognized by one of its subsidiaries in 2010, arising from a contract for intermediation of electricity in previous years.

24 . REVENUE FROM SUPPLY OF ELECTRICITY

This table shows supply of electricity by type of consumer:

	(Not reviewed by external auditors)
	Number of consumers (*)		MWh (*)		R$
	30/09/2010	30/09/2009	30/09/2010	30/09/2009	30/09/2010	30/09/2009
Residential	9,470,694	9,267,800	7,343,299	7,258,610	3,547,737	3,374,600
Industrial	87,210	87,086	18,149,884	16,751,048	2,959,010	2,771,419
Commercial, services and others	880,546	867,675	4,558,053	4,553,494	2,011,813	1,984,772
Rural	524,819	465,213	1,859,940	1,654,615	476,010	407,373
Public authorities	68,747	65,971	789,045	781,589	342,984	335,310
Public illumination	3,702	3,323	907,086	920,208	231,676	227,293
Public service	9,853	9,752	1,009,757	995,127	296,769	286,497
Subtotal	11,045,571	10,766,820	34,617,064	32,914,691	9,865,999	9,387,264
Own consumption	1,183	1,164	39,552	38,291	—	—
Low-income subsidy (1)	—	—	—	—	99,486	110,896
Retail supply not invoiced, net	—	—	—	—	(29,056)	(62,740)
	11,046,754	10,767,984	34,656,616	32,952,982	9,936,429	9,435,420
Supply to other concession holders (**)	90	86	10.098.398	9.737.282	1.093.238	1.106.045
Transactions in energy on the CCEE	—	—	3.971.052	2.009.456	106.054	121.215
Sales under the Proinfa program	—	—	39.400	—	10.811	—
Effect of the Final Tariff Review (2)	—	—	—	—	71.302	(137.458)
Additional charge — Law 12111/09	—	—	—	—	3.113	—
Total	11.046.844	10.768.070	48.765.466	44.699.720	11.220.947	10.525.222

(*) The “Number of consumers” column includes 100% of the consumers of Light.

The MWh column includes a proportion of the total electricity sold by Light, in proportion to the Company’s stockholding.

(**) Includes Regulated Market Electricity Sale Contracts (CCEARs) and “bilateral contracts” with other agents.

(1)  Revenue recognized arising from the subsidy from Eletrobrás, for the discount given on tariffs charged to low-income consumers. The amounts have been homologated by Aneel and are reimbursed by Eletrobrás.

(2)  Amount recognized, as counterpart to a regulatory liability, due to homologation of the Final Result of the Company’s Tariff Review, in March 2009. The amount of R$ 71,302 refers to the amortization of the regulatory liabilities in January-March 2010. See complementary explanations in Note 32.

25 . REVENUE FROM USE OF THE NETWORK – FREE CONSUMERS

	Consolidated
	30/09/2010	30/09/2009

Tariff for Use of the Electricity Distribution Systems (TUSD)	1.115.336	845.477
Revenue from use of the basic grid	874.066	521.393
System connection revenue	77.101	97.395
Review of the transmission tariff	(64.586)	136.657
	2.001.917	1.600.922

The revenue from the Tariff for Use of the Distribution System – TUSD – refers basically to the charging of a tariff for the use of the distribution network on sales of electricity to Free Consumers.

Revenue from Use of the Basic Grid refers to the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of that part of the National transmission Grid that is owned by the Company. Supply of electricity to the Brazilian grid system is recorded when it takes place, and invoiced monthly, in accordance with the payments specified by the concession contract. Under some of these contracts the revenue to be reimbursed in the last 15 years of the concession will be 50% less than in the first 15 years. The company recognizes the payments received under these concessions in accordance with each contract.

26 . OTHER OPERATIONAL REVENUES

	Consolidated		Holding company
	30/09/2010	30/09/2009	30/09/2010	30/09/2009

Supply of gas	291.611	234.063	—	—
Charged service	12.368	12.887	—	—
Telecoms service	93.053	90.076	—	—
Services provided	53.937	41.178	10	—
Rental and leasing	46.804	50.035	328	267
Other	614	10.481	—	—
	498.387	438.720	338	267

27 . DEDUCTIONS FROM OPERATIONAL REVENUES

	Consolidated
		30/09/2009
	30/09/2010	Reclassified

Taxes on revenue
ICMS tax	2.326.801	2.226.919
Cofins tax	1.019.325	911.516
PIS and Pasep taxes	218.630	185.907
Others	3.697	2.705
	3.568.453	3.327.047
Charges to the consumer
Global Reversion Reserve – RGR	142.477	141.911
Energy Efficiency Program – P.E.E.	32.917	28.854
CDE – Energy Development Account	344.919	300.445
Fuel Consumption Account – CCC	491.221	376.108
Research and Development – P&D	26.050	22.443
National Scientific and Technological Development Fund	23.079	22.404
Energy system expansion research – EPE (Mining and Energy Ministry)	11.911	11.150
Emergency Capacity Charge	15.235	11.866
0.30% additional payment (Law 12111/09)	17.154	—
	1.104.963	915.181
	4.673.416	4.242.228

Cemig pays the ICMS tax applicable to “Portion A” in accordance with the invoicing of the amounts on customers’ electricity bills.

28 . OPERATIONAL COSTS AND EXPENSES

	Consolidated		Holding company
		30/09/2009
OPERATIONAL COSTS AND EXPENSES (REVENUES)	30/09/2010	Reclassified	30/09/2010	30/09/2009

Personnel (a)	858.094	1.024.354	29.245	25.560
Post-employment obligations	126.457	105.760	9.408	4.252
Materials	88.704	79.232	282	230
Raw materials	—	4.070	—	—
Outsourced services	638.706	531.908	7.139	9.676
Energy bought for resale (b)	3.023.885	2.529.469	—	—
Depreciation and amortization	610.975	517.204	127	140
Royalties for use of water resources	113.444	114.984	—	—
Provisions (reversals) for operational losses (c)	173.861	88.765	(101.861)	(30.557)
Charges for the use of the basic transmission grid	598.012	612.627	—	—
Gas purchased for resale	162.685	128.610	—	—
Other operational expenses, net (d)	252.845	214.444	12.275	17.648
	6.647.668	5.951.427	(43.385)	26.949

	Consolidated		Holding company
(a) PERSONNEL COSTS AND EXPENSES	30/09/2010	30/09/2009	30/09/2010	30/09/2009

Remuneration and salary-related charges and expenses	772.385	787.985	22.545	15.453
Supplementary pension contributions – Defined Contribution plan	45.058	45.963	2.861	2.155
Assistance benefits	89.732	87.926	2.492	2.038
	907.175	921.874	27.898	19.646

The PPD Voluntary Retirement Program	—	(486)	—	(8)
The PDV Temporary Voluntary Retirement Program	21.992	201.389	1.347	5.922
(-) Personnel costs transferred to Works in progress	(71.073)	(98.423)	—	—

	858.094	1.024.354	29.245	25.560

The PDV Temporary Voluntary Retirement Program

In April 2009 Cemig put in place a temporary Voluntary Retirement Program — named the PDV — which was joined by 1,221 employees. The financial incentive for employees who subscribed to the PDV program was an indemnity varying between 3 and 16 times the employee’s monthly remuneration, according to criteria set in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee would meet the requirements for retirement benefits under the National Social Security System (limited to 5 years), and deposit of the extra payment of 40% on the balance of the FGTS fund (the payment that would be obligatory if the contract were being rescinded by the employer).

Additionally, Cemig guarantees full payment of the costs of the Group Life Insurance Plan (for 6 months) and the Health Plan (for 12 months), from the date of the employee leaving the Company, which must be between June 2009 and September 2010.

	Consolidated
(b) ENERGY BOUGHT FOR RESALE	30/09/2010	30/09/2009

From Itaipu Binacional	1.050.820	819.116
Spot market	166.914	212.737
Proinfa (the Alternative Energy Sources Program)	156.807	122.879
(Reimbursement of CVA) – “Initial Contracts”	(197.025)	—
‘Bilateral Contracts’	330.402	439.239
Electricity acquired at auction in Regulated Market	1.604.473	985.923
‘Portion A’	151.048	143.829
Credits of Pasep and Cofins taxes	(239.554)	(194.254)
	3.023.885	2.529.469

The ‘Portion A’ amounts refer to transfer to the Income statement of the respective amounts received in the tariff. See information in Explanatory Note 06.

	Consolidated		Holding company
c) OPERATIONAL PROVISIONS	30/09/2010	30/09/2009	30/09/2010	30/09/2009

Pension plan premiums	(8.861)	(5.003)	(395)	(217)
Provision (reversal) for doubtful receivables	75.709	108.632	—	(2.367)
Provision for labor-law contingencies	(9.335)	(3.544)	(11.921)	(4.895)
Provision for Aneel administrative proceedings	11.037	3.175	2.193	982
Provision for legal contingencies – civil actions	(53.442)	9.923	(54.184)	9.923
Provision (Reversal) for civil actions on tariff increases	126.273	(29.227)	(38.711)	(29.227)
Inflationary profit	(3.970)	249	(3.970)	249
Other provisions (reversals)	36.450	4.560	5.127	(5.005)
	173.861	88.765	101.861	(30.557)

	Consolidated		Holding company
(d) OTHER OPERATIONAL EXPENSES, NET	30/09/2010	30/09/2009	30/09/2010	30/09/2009
Leasings and rentals	38.641	27.694	593	571
Advertising and marketing	21.019	16.310	87	227
Own consumption of electricity	7.960	11.022	—	—
Subsidies and donations	23.766	23.376	2.754	720
Aneel inspection charge	33.870	31.542	—	—
(*) License Charge for Occupation of Highway Lands.	27.114	27.304	—	—
Concessions for consideration	16.608	8.121	—	—
Taxes and charges (IPTU, IPVA and others)	16.003	13.064	222	89
Insurance	9.064	4.764	933	116
CCEE Contribution	3.648	3.480	3	—
Forluz – Current Administration expense	7.647	9.072	464	443
Other expenses	47.505	38.695	7.219	15.482
	252.845	214.444	12.275	17.648

29 . NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	30/09/2010	30/09/2009	30/09/2010	30/09/2009
FINANCIAL REVENUES
Revenue from cash investments	286.287	183.144	34.071	14.560
Arrears penalty payments on electricity bills	103.108	139.464	—	—
Interest and monetary updating on accounts receivable from the Minas Gerais state government	111.086	116.963	—	—
Monetary updating of CVA	10.854	28.822	—	—
Monetary updating on items under the General Agreement for the Electricity Sector	9.434	35.261	—	—
FX variations	43.517	118.586	2	21
Pasep and Cofins taxes on financial revenues	(26.254)	(27.450)	(26.410)	(26.047)
Gains on financial instruments	3.638	306	—	—
Adjustment to present value	14.298	1.486	—	—
FIDC revenues	—	—	40.410	35.966
Monetary updating on taxes offsetable	79.611	51.209	5.129	10.257
Other	40.966	36.933	7.817	3.857
	676.545	684.724	61.019	38.614
FINANCIAL EXPENSES
Costs of loans and financings	(791.696)	(549.177)	(5.361)	(6.823)
Monetary updating on items under the General Agreement for the Electricity Sector	—	(2.663)	—	—
Monetary updating of CVA	(34.390)	306	—	—
FX variations	(24.493)	(16.669)	(101)	(11)
Monetary updating on loans and financings	(82.228)	(5.539)	—	—
Adjustment to present value	(547)	(7.400)	—	—
Losses on financial instruments	(10.594)	(80.442)	—	—
Reversal of provision for PIS and Cofins tax on Revenue	—	7.915	—	—
Amortization of goodwill on investments	(47.714)	(16.932)	(35.286)	(16.352)
Other	(118.219)	(95.431)	(2.296)	(5.611)
	(1.109.881)	(766.032)	(43.064)	(28.797)

NET FINANCIAL REVENUE (EXPENSES)	(433.336)	(81.308)	17.975	9.817

The Pasep and Cofins expenses apply to financial revenues on regulatory assets and Interest on Equity.

30 . TRANSACTIONS WITH RELATED PARTIES

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated and Holding company
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	30/09/2010	31/06/2010	30/09/2010	31/06/2010	30/09/2010	30/09/2009	30/09/2010	30/09/2009

Cemig Distribuição S.A. (“Cemig D”)
Interest on Equity, and dividends	229,559	173,220	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	3	3	1,647	1,627	—	—	—	—

Cemig Geração e Transmissão S.A. (“Cemig GT”)
Interest on Equity, and dividends	186,234	110,347	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	—	—	2,671	2,661	—	—	—	—

Light S.A.
Interest on Equity, and dividends	92,686	—	—	—	—	—	—	—

Minas Gerais state government
Consumers and traders (1)	1,500	1,450	—	—	63,495	58,929	—	—
Taxes offsetable – ICMS – current (2)	220,226	212,941	294,472	309,549	(1,974,454)	(1,844,119)	—	—
Accounts receivable from Minas Gerais state gov. – CRC (3)	1,792,189	1,830,892	—	—	111,086	116,963	—	—
Taxes offsetable – ICMS – Non-current (2)	64,868	65,464	—	—	—	—	—	—
Consumers and traders (4)		50,361	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	103,691	103,691	—	—	—	—
Debentures (5)	—	—	40,476	39,301	—	—	(3,422)	(3,193)
Receivables fund (6)	—	—	864,839	911,777	—	—	—	—
Financings – Minas Gerais Development Bank (7)	—	—	13,949	16,787	—	—	—	—

Forluz
Post-employment obligations – Current (8)	—	—	76,529	80,137	—	—	(110,297)	(95,069)
Post-employment obligations – Non-current (8)	—	—	1,037,033	1,047,049	—	—	—	—
Others	—	—	7,059	18,389	—	—	—	—
Personnel (9)	—	—	—	—	—	—	(45,058)	(45,963)
Current administration expense (10)	—	—	—	—	—	—	(7,647)	(9,072)

Andrade Gutierrez S.A.
Light for Everyone program - Current	11,487	10,817	403	6,671	—	—	—	—
Light for Everyone program - Non-current	—	—	2,923	526	—	—	—	—
Other credits (11)		15,825	—	—	—	—	—	—

Others
Interest on Equity	124,110	137,578	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	6,691	9,418	—	—	—	—	—	—

Main material comments on the above transactions:

(1)

Refers to sale of energy to the government of the State of Minas Gerais — transactions are made on terms equivalent to those that prevail in the transactions with independent parties, considering that the price of the energy is that set by Aneel through a Resolution referring to the company’s annual Tariff Adjustment.

(2)

The transactions with ICMS tax posted in the financial statements refer to transactions for sale of electricity and are carried out in accordance with the specific legislation of the State of Minas Gerais.

(3)	Injection of the credits of the CRC into a Receivables Fund, in senior and subordinated units. See information in Explanatory Note 13.
(4)

A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of energy to Copasa, with payment scheduled up to September 2012, and financial updating by the IGP—M inflation index + 0.5% per month.

(5)

Private issue of R$ 120,000 in non-convertible debentures, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption 25 years from the issue date. The amount at June 30, 2010 was adjusted to present value, as per Explanatory Note 19.

(6)

Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a. See information in Explanatory Note 13.

(7)

Financings of the subsidiaries Transleste, Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBndes 4.54% p.a.), and of Transleste, in 2017 and 2025 (rates 5% p.a. and 10% p. a.).

(8)

Part of the contracts of Forluz are adjusted by the IPCA (Expanded Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. See information in Explanatory Note 21.

(9)

Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 21), calculated on the monthly remunerations, in accordance with the Regulations of the Fund.

(10)	Funds for annual current administrative costs of the Pension Fund, in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

(11)	Amount received from the Stockholder, as a result of Cemig’s waiver of exercise of the option to purchase generation assets of Light.

For more information on the main transactions, see Explanatory Notes 4, 10, 13, 19, 21, 24, 28 and 29.

31 . FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise only: Cash and cash equivalents, Consumers and traders, Amounts receivable from the Minas Gerais State Government, Loans and financings, Obligations under debentures, and currency swaps; the gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recorded at fair value and are classified as follows:

•                  Financial instruments measured at fair value via the income statement: In this category are Cash investments and Derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the Income statement.

•                  Receivables: In this category are credits receivable from consumers and traders, and credits receivable from the Government of Minas Gerais State. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

a) Management of risks

Management of corporate risks is a management tool that is part of Corporate Governance practices and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, the purpose of which is to implement guidelines and monitor the financial risk of transactions that might negatively affect the Company’s liquidity or profitability, recommending hedge protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

The key aim of the Financial Risks Management Committee is to give predictability to the Company’s cash flow and position for a maximum of 12 months, taking into account the economic scenario published by a firm of external consultants.

The principal risks to which the Company is exposed are as follows:

Exchange rate risk

Cemig and its subsidiaries and jointly-controlled subsidiaries as a whole are exposed to the risk of increase in exchange rates, especially of the US dollar against the real, with significant impact on indebtedness, profit and cash flow. To reduce the Company’s exposure to increases in exchange rates, on June 30, 2010 Cemig had hedge transactions contracted, which are described in more detail in item “b”.

The net exposure to exchange rates is as follows:

	Consolidated and Holding
EXPOSURE TO FOREIGN EXCHANGE RATES (Note 19)	30/09/2010	31/06/2010

US dollar
Loans and financings	189,257	210,295
(+/–) Contracted hedges / swaps	(47,568)	(50,581)
	141,689	159,714
Euro
Loans and financings	13,899	14,472

Other foreign currencies
Loans and financings
Others	2,804	3,047
Net liability exposure	158,392	177,233

Sensitivity analysis

Based on its financial consultants the Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real on September 30, 2011 will be 3.51% (i.e. the Dollar would be at R$ 1.768 and the Euro at R$ 2.25). The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in the exchange rate, in relation to the scenario that it rates as “probable” — designating these alternative scenarios as “possible” and “remote”, respectively.

Risk: FX exposure	Base scenario 30/09/2010	“Probable” scenario	“Possible” scenario: FX depreciation 25%	“Remote” scenario: FX depreciation 50%

US dollar
Loans and financings	189,257	197,501	246,876	296,252
(–) Contracted hedges and swaps	(47,568)	(49,640)	(62,050)	(74,460)
	141,689	147,861	184,826	221,792
Other foreign currencies
Loans and financings
Euro	13,899	13,536	16,920	20,303
Other	2,804	2,846	3,561	4,275
Net liability exposure	158,392	164,243	205,307	246,370

Net effect of exchange rate depreciation		(5,851)	(46,915)	(87,978)

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 47,983 (R$ 42,691 on June 30, 2009).

As to the risk of increase in domestic Brazilian interest rates, the Company’s exposure arises from its net liabilities indexed to variation in the Selic and CDI rates, as follows:

	Consolidated
EXPOSURE TO BRAZILIAN INTEREST RATES	30/09/2010	30/06/2010

Assets
Cash investments (Note 3)	4,085,894	3,664,024
Regulatory assets (Note 5)	483,295	482,629
	4,569,189	4,146,653
Liabilities
Loans, financings and debentures (Note 19).	(7,064,547)	(7,193,741)
Regulatory assets (Note 5)	(648,278)	(576,415)
Contracted hedges / swaps (Note 31)	(47,568)	(50,581)
	(7,760,393)	(7,820,737)
Net liability exposure	(3,192,204)	(3,674,084)

Sensitivity analysis

In relation to the most significant risk of increase in interest rates, the Company estimates that, in a probable scenario, the Selic rate on September 30, 2011 will be 10.75%. The Company has made a sensitivity analysis of the effects on its results arising from increases of 25% and 50% in the Selic rate, in relation to the scenario that it considers as “Probable” — designating these alternative scenarios as “Possible” and “Remote”, respectively. Variation in the CDI rate accompanies the variation in the Selic rate.

Estimation of the Scenarios for the path of interest rates will take into account the projection of the Company’s basic, optimistic and pessimistic scenarios, as described in the Hedging Policy.

Risk: Increase in Brazilian domestic interest rates	Base scenario: Selic 10.75%	“Probable” scenario: Selic 10.75%	“Possible” scenario: Selic 13.4375%	“Remote” scenario: Selic 16.125%

Assets
Cash investments	4,085,894	4,525,128	4,634,936	4,744,744
Regulatory assets	483,295	535,249	548,238	561,226
	4,569,189	5,060,377	5,183,174	5,305,970
Liabilities
Loans, financings and debentures	(7,064,547)	(7,823,986)	(8,013,846)	(8,203,705)
Regulatory liabilities	(648,278)	(717,968)	(735,390)	(752,813)
Contracted hedge / swap transactions	(47,568)	(52,682)	(53,960)	(55,238)
	(7,760,393)	(8,594,636)	(8,803,196)	(9,011,756)
Net liability exposure	(3,192,204)	(3,534,259)	(3,620,022)	(3,705,786)
Net effect of the variation in the Selic rate	—	(342,055)	(428,818)	(514,582)

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also entered into for receipt of any receivables in arrears.

In relation to the risk of the Company suffering losses resulting from a financial institution where it makes deposits being declared insolvent, a Cash Investment Policy was approved, and is in force since 2004, in which each institution is analyzed according to criteria of current liquidity, degree of leverage, degree of default, profitability, and costs, and also analysis by three financial risk rating agencies. The institutions receive maximum limits of allocation of funds, and these are reviewed, both periodically and also in the event of any change in the macroeconomic scenarios of the Brazilian economy.

Energy scarcity risk

The electricity sold is generated, substantially, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in reduction of the volume of water in the reservoirs of the generation plants, limiting recovery of their volume, and resulting in losses as a result of increased costs in the acquisition of electricity, or reduction of revenues in the event of adoption of another rationing program, like the one put in place in 2001.

Risk of early maturity of debt

The Company has contracts for loans and financings with restrictive covenant clauses normally applicable to these types of transaction, related to complying with economic and/or financial indices, cash flow and other indicators. Non-compliance with these covenants could result in early maturity of debts. On September 30, 2010 these clauses were complied with, as stated in Explanatory Note 19.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decide to renew them upon imposition of additional costs for the Company (“concessions for consideration”) or setting of a price ceiling, the present levels of profitability and activity could be altered.

The Company has not suffered any significant negative impact as a result of events related to the risks described above.

b) Financial instruments — Derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions in derivatives are not posted in the Balance sheet, since they refer to transactions that do not require cash payments of the principal: only the gains or losses that actually occur are recorded. On September 30, 2010 the net result of these transactions was a loss of R$ 6,956 (vs. loss of R$ 80,136 on September 30, 2009), recorded in Financial revenues (expenses).

The Company has a Financial Risks Management Committee, created to monitor the financial risks in relation to volatility and trends of inflation indices, exchange rates and interest rates that affect its financial transactions and which could negatively affect its liquidity and profitability. This Committee aims, when implementing Action Plans, to set Guidelines for proactive operation in the environment of financial risks.

Method of calculation of the fair value of positions

The fair value of cash investments has been calculated taking into consideration the market prices of each security, or market information that makes such calculation possible, and future interest rates and FX rates applying to similar securities. The market value of the security corresponds to its value at maturity, brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by the subsidiaries Cemig Distribuição e Madeira Energia on September 30, 2010.

								Unrealized loss				Accumulated effect
Receivable by	Payable by the	Maturities —	Trading	Value of principal contracted				Amount acccording to contract		Fair value		Amount received	Amount paid
the Company	Company	period	market	30/09/2010		30/06/2010		30/09/2010	30/06/2010	30/09/2010	30/06/2010	30/09/2010	30/09/2010
Cemig D
US$
FX variation + rate (5.58% p.a. to 7.14% p.a.)	R$ 100% of the CDI + rate (1.5% p.a. to 3.01% p.a.)	From 04/2009 until 06/2013	Over-the- counter	USD	28,077	USD	28,077	(66,856)	(59,928)	(66,406)	(61,099)	—	(22,327)
Madeira Energia S.A
R$: IGP—M index	R$: 5.86% fixed - rate	In 12/2012	Over-the- counter	R$	120,000	R$	120,000	202	466	202	466	32,232	(32,327)
								(66,654)	(59,462)	(66,204)	(60,633)	32,232	(54,654)

Additionally, the jointly-controlled subsidiary Light uses swap transactions to reduce foreign exchange variation risk. The unrealized net value of these transactions on September 30, 2010 was negative at R$ 855 (R$ 1,365 on September 30, 2009).

The counterparty in the derivatives transactions of Cemig Distribuição and Madeira Energia is Banco Santander—ABN, and the contracts are for FX and indexor swaps.

Sensitivity analysis

The derivative instrument described above shows that the Company is exposed to variation in the CDI rate. The Company estimates that the CDI rate on September 30, 2010 will be 10.75%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively, in relation to September 30, 2010 — scenarios which we consider to be “possible” and “remote”, respectively. In these scenarios, the CDI rate at September 30, 2011 would be, respectively: 13.4375%, and 16.125%.

	Base scenario: Selic 10.75%	“Probable” scenario: Selic 10.75%	“Possible” scenario Selic 13.4375%	“Remote” scenario: Selic 16.125%

Risk: Rise in Brazilian domestic interest rates
Contracts updated at 100.00% of CDI rate	47,568	52,682	53,960	55,238
Net effect of the variation in the CDI rate	—	(5,114)	(6,392)	(7,670)

Risk: Increase in US$ exchange rate
Contracts updated at 100.00% of CDI rate	47,568	49,640	62,050	74,460
Net effect of variation of US$	—	(2,072)	(14,482)	(26,892)
Net effect	—	(3,041)	8,090	19,222

Value and type of margin guarantees

The Company does not make margin deposits for derivative instruments.

32 . FINAL RESULT OF THE SECOND TARIFF REVIEW, AND THE TARIFF ADJUSTMENT, OF CEMIG D

2010 Tariff Review

On April 6, 2010 Aneel published the result of the annual Tariff Adjustment of Cemig D. The impact on the Company’s tariffs was an average increase of 1.67%, from April 8, 2010.

On March 26, 2010, Aneel published a Technical Note with details of the Tariff Adjustment of Cemig D. The principal adjustments that affected the Company’s 2010 Income statement as a result of this announcement were the following:

Item	Adjustments (1Q 2010)
Write-off of CVA — prior years	(70,889)
Additional low-income consumers subsidy — Tariff adjustments of 2008 and 2009	106,388
Write-off of regulatory asset: Pasep and Cofins taxes	(46,240)
Financial balance of prior years to be offset	(30,573)
Total	(41,314)

The writing off of the CVA balance relating to prior years, shown in the table above, in the amount of R$ 70,889, is due to residual balances of CVA which, in the Company’s judgment, were not fully covered in the past tariff adjustments. This difference was not included in the 2010 Tariff Adjustment Index (IRT) in spite of the administrative appeal made by the company to Aneel for this purpose.

The amount written off referring to Financial balance to be offset, of previous business years, in the amount of R$ 30,573, refers to the revision by Aneel of the amount included in the tariff in a previous business year relating to CVA, with the identification of excess amount passed through, that was compensated for in the IRT of 2010.

The amounts transferred to the Income statement relating to the adjustments mentioned above are shown in the table below:

Item	CVA 30/09/2010	Financial balance 30/09/2010
Deductions from operational revenues
- CDE — Energy Development Account	(8,556)	224
- Fuel Consumption Account — CCC	(6,354)	(3,274)
	(14,910)	(3,050)
Operational costs and expenses:

- Energy bought for resale
Spot market	(22,262)	(2,013)
Energy bought in auctions	143,158	(38,330)
From Itaipu Binacional	(392,358)	10,766
‘Bilateral Contracts’	(12,500)	16,943
Proinfa (the Alternative Energy Sources Program)	(1,620)	(8,320)
Reimbursement of CVA — “Initial Contracts”	253,754	—
	(31,828)	(20,954)
- Charges for use of the Grid	(21,564)	(6,569)
- Other expenses, net
Royalties for use of water resources	(2,587)	—
Total	(70,889)	(30,573)

The Tariff Review - final levels decided

In March 2009 Aneel homologated the final result of the Tariff Review of Cemig D, the effects of which took place from April 2008.

The final result of the Company’s Second Tariff Review resulted in an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the Final Tariff Review, Aneel recalculated the amounts which, in its judgment, should have been those actually recognized in the Company’s Tariff Adjustment as from April 2008.

The effects on the Income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s controllable costs; and also to a review, by Aneel, of the criterion for calculation of the reimbursement in the tariff of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Tariff Adjustment of Cemig D in 2008.

These amounts, totaling R$ 264,626, recorded in Current liabilities, under “Regulatory liabilities — Tariff Review”, were transferred monthly to the income statement, on a linear basis, in the period from April 8, 2009 to April 7, 2010.

33 . FINANCIAL STATEMENTS SEPARATED BY COMPANY

FOR THE PERIOD ENDED SEPTEMBER 30, 2010

R$ ‘000

DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ETEP,ENTE, ERTE,EATE, ECTE	GASMIG	CEMIG TELECOM	SÁ CARVALHO	ROSAL	OTHERS	ELIMINATION	TOTAL

ASSETS	12,486,225	13,343,138	10,105,346	2,323,913	705,454	870,399	393,600	106,441	87,664	559,015	(9,220,094)	31,761,100
Cash and cash equivalents	432,355	2,417,624	759,788	216,940	31,896	48,256	74,251	18,505	14,769	164,451	—	4,178,835
Accounts receivables	1,561,291	479,638	1,841,966	383,797	24,624	208,017	—	4,458	3,091	22,756	20,368	4,550,006
Regulatory Assets	—	120,190	406,157	29,460	—	—	—	—	—	—	—	556,026
Other Assets	401,372	907,206	2,103,568	461,841	37,971	68,640	54,589	15,402	136	32,729	(57,852)	4,025,600
Investments/Fixed assets	10,091,207	9,418,480	4,993,868	1,231,875	610,963	545,486	264,760	68,076	69,667	339,079	(9,182,610)	18,450,852

LIABILITIES	12,486,225	13,343,138	10,105,346	2,323,913	705,454	870,399	393,600	106,441	87,664	559,015	(9,220,094)	31,761,100
Suppliers and Supplies	1,143	161,026	716,661	127,658	2,458	40,781	15,993	9,957	9,007	28,107	(83,085)	1,029,706
Loans, financings and debentures	57,768	7,559,191	3,058,435	641,733	298,115	162,304	67,165	—	—	74,624	864,639	12,783,974
Interest on equity and dividends	487,062	186,234	229,559	92,683	32,047	1,014	6,970	9,453	7,208	68,620	(633,788)	487,062
Post-employment obligations	54,305	250,629	808,628	245,906	—	—	—	—	—	—	—	1,359,467
Other liabilities	315,976	949,176	2,594,982	485,215	47,876	225,861	16,107	23,635	3,736	53,606	(185,250)	4,531,139

Stockholders’ equity	11,569,970	4,236,883	2,697,081	730,717	324,958	440,438	287,366	63,397	67,712	334,058	(9,182,610)	11,569,970

RESULTS
Net operational revenue	338	2,685,090	5,086,021	931,502	144,218	232,241	74,988	33,968	25,936	129,936	(296,404)	9,047,835

OPERATIONAL COSTS AND EXPENSES
Personnel	(29,245)	(216,680)	(547,696)	(36,053)	(4,942)	(11,656)	(6,104)	(721)	(956)	(4,041)	—	(858,094)
Post-employment obligations	(9,408)	(23,183)	(77,706)	(16,160)	—	—	—	—	—	—	—	(126,457)
Materials	(282)	(13,124)	(67,378)	(5,484)	(284)	(884)	(598)	(186)	(121)	(363)	—	(88,704)
Outsourced services	(7,139)	(104,183)	(437,573)	(54,463)	(8,116)	(3,800)	(11,203)	(2,775)	(2,407)	(17,168)	10,121	(638,706)
Royalties for use of water resources	—	(100,774)	(8,519)	—	—	—	—	(1,291)	(973)	(1,887)	—	(113,444)
Eletricity bought for resale	—	(242,333)	(2,362,143)	(517,893)	—	—	—	(543)	(1,634)	(4,614)	105,275	(3,023,885)
Charges for use of the basic transmission network	—	(192,809)	(513,446)	(65,484)	—	—	—	—	(2,049)	(5,216)	180,991	(598,012)
Depreciation and amortization	(127)	(222,150)	(283,553)	(50,460)	(13,976)	(4,312)	(23,203)	(1,674)	(1,626)	(9,893)	—	(610,975)
Operational provisions	101,861	6,230	(243,719)	(28,278)	—	—	(59)	22	(225)	(9,693)	—	(173,861)
Gas purchased for resale	—	—	—	—	—	(162,685)	—	—	—	—	—	(162,685)
Other expenses, net	(12,275)	(70,306)	(142,145)	(12,498)	(2,042)	143	(8,923)	(174)	(282)	(4,359)	17	(252,844)
	43,385	(1,179,313)	(4,683,877)	(786,772)	(29,359)	(183,194)	(50,091)	(7,343)	(10,274)	(57,233)	296,404	(6,647,668)

Operational profit (loss) before financial revenues (expenses)	43,723	1,505,777	402,144	144,730	114,858	49,047	24,898	26,626	15,662	72,702	—	2,400,167
Financial revenues (expenses)	17,975	(318,090)	(104,205)	(19,245)	(21,347)	5,819	1,195	1,181	1,131	2,249	—	(433,336)

Profit (loss) before Income Tax, Social Contribution and employees’ profit shares	61,698	1,187,687	297,939	125,484	93,511	54,866	26,092	27,807	16,794	74,952	—	1,966,831
Income tax and Social Contribution	(88,585)	(329,143)	(31,923)	(47,332)	(15,211)	(17,603)	(6,505)	(9,694)	(1,417)	(24,287)	—	(571,701)
Employees profit shares	(4,477)	(27,396)	(95,899)	(3,831)	—	—	1	(130)	(88)	(250)	—	(132,072)
Net profit for the period	(31,364)	831,148	170,117	74,321	78,300	37,263	19,588	17,984	15,288	50,415	—	1,263,059

34 . SUMMARY FINANCIAL STATEMENT BY ACTIVITY

	Electricity
Description	Generation	Transmission	Distribution	Gas	Telecom	Others	Elimination	TOTAL

OPERATIONAL REVENUE
Revenue from supply of electricity	2,881,958	—	8,450,811	—	—	3	(111,826)	11,220,947
Revenue for use of the network — Free Consumers	59,430	827,151	1,303,913	—	—	—	(188,577)	2,001,917
Other revenues	16,620	3,881	80,349	291,611	93,322	16,174	(3,571)	498,388
	2,958,008	831,033	9,835,072	291,611	93,322	16,178	(303,973)	13,721,251
DEDUCTIONS FROM OPERATIONAL REVENUE	(625,579)	(149,524)	(3,817,549)	(59,370)	(18,334)	(3,060)	—	(4,673,416)
NET OPERATIONAL REVENUE	2,332,430	681,509	6,017,523	232,241	74,988	13,118	(303,973)	9,047,835
OPERATIONAL COSTS
COST OF ELECTRICITY SERVICE
Electricity bought for resale	(249,114)	—	(2,880,036)	—	—	(10)	105,275	(3,023,885)
Charges for use of Transmission and Distribution Systems	(207,754)	111	(578,930)	—	—	—	188,560	(598,012)
Gas purchased for resale	—	—	—	(162,685)	—	—	—	(162,685)
	(456,868)	111	(3,458,966)	(162,685)	—	(10)	293,836	(3,784,582)
COST OF OPERATION
Personnel expenses	(129,998)	(93,609)	(583,749)	(11,656)	(6,104)	(32,978)	—	(858,094)
Private pension plan entity	(23,183)	—	(93,866)	—	—	(9,408)	—	(126,457)
Material	(9,921)	(4,116)	(72,862)	(884)	(598)	(323)	—	(88,704)
Outsourced services	(84,400)	(48,547)	(492,035)	(3,800)	(11,203)	(8,842)	10,121	(638,706)
Depreciation and amortization	(155,768)	(93,246)	(334,013)	(4,312)	(23,203)	(433)	—	(610,975)
Provisions	(3,268)	(265)	(271,997)	—	(59)	101,727	—	(173,861)
Royalties for use of water resources	(104,925)	—	(8,519)	—	—	—	—	(113,444)
Other	(54,057)	(22,996)	(154,644)	143	(8,923)	(12,385)	17	(252,845)
	(565,520)	(262,778)	(2,011,683)	(20,509)	(50,091)	37,359	10,137	(2,863,086)
TOTAL COST	(1,022,388)	(262,668)	(5,470,649)	(183,194)	(50,091)	37,349	303,973	(6,647,668)
GROSS PROFIT	1,310,042	418,841	546,874	49,047	24,898	50,466	—	2,400,167
	—	—	—	—	—	—	—	—
EBITDA	1,465,809	512,087	880,887	53,359	48,101	50,900	—	3,011,143
Operational profit before financial revenues (expenses)	1,310,042	418,841	546,874	49,047	24,898	50,466	—	2,400,167
NET FINANCIAL REVENUE (EXPENSES)	(228,006)	(111,225)	(123,451)	5,819	1,195	22,331	—	(433,336)
Profit before taxes and profit shares	1,082,036	307,616	423,423	54,866	26,092	72,797	—	1,966,831
Income tax and Social Contribution tax	(334,705)	(59,128)	(147,482)	(17,603)	(4,444)	(81,720)	—	(645,082)
Deferred income tax and Social Contribution tax	20,147	606	68,227	—	(2,061)	(13,537)	—	73,381
EMPLOYEES’ PROFIT SHARES	(18,629)	(8,986)	(99,730)	—	1	(4,728)	—	(132,072)
NET PROFIT FOR THE PERIOD	748,850	240,109	244,438	37,263	19,588	(27,188)	—	1,263,059

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

A.   Performance in the 9 months to September 30, 2010 (“9M10”)

Profit in the period

In January through September 2010 (9M10), Cemig reported consolidated net profit of R$ 1,263,059, 11.49% less than the consolidated net profit of R$ 1,427,074 reported for January through September 2009 (9M09). The reduction mainly reflects non-recurring items in 2010 and 2009, and an increase in net financial expenses from R$ 81,308 in 2009 to R$ 433,336 in 2010, as described in more detail in this report.

As a positive item in the result for 2010, we highlight the result of consolidation of the Companies acquired by Cemig GT in 2009 — Taesa and Lightger — which contributed an aggregate R$ 94,244 to the Company’s net profit.

Ebitda (method of calculation not reviewed by external auditors)

Cemig’s Ebitda in 9M10 was 4.25% higher than in 9M09. Adjusted for non-recurring items, Ebitda was 7.41% higher year-on-year.

The higher Ebitda in 9M10 than in 9M09 mainly reflects Net operational revenue 8.71% higher, partially offset by Operational costs and expenses (excluding Depreciation and amortization) 11.70% higher. Higher operational costs and expenses were reflected in Ebitda margin, which was 33.28% in 9M10, compared to 34.71% in 9M09.

The main non-recurring items affecting Ebitda are:

•                  Publication by Aneel, on April 6, 2010, of the results of the Tariff Adjustment of Cemig D, in which regulatory assets and liabilities were written off, with a negative effect on the income statement of R$ 54,613 (see Explanatory Note 32);

•                  In 2010 the company recorded a reduction of revenue of R$ 64,586 arising from the Second Periodic Tariff Review of the Transmission Tariff, which repositioned the tariff level by a negative percentage, –15.88%, which was applied to revenue backdated to July 2009.

•                  In 2009 the company recorded a positive revenue item of R$ 158,090, arising from the tariff repositioning under its First Transmission Tariff Review, which was an increase of 5.35%, for a period backdated to 2005.

•                  Cemig D recognized an expense of R$ 177,592, for settlement of a legal action brought by Rima Industrial S.A., for reimbursement of the tariff increase introduced by the National Water and Energy Authority (DNAEE) during the Cruzado economic plan of 1986.

•                  An expense on ICMS tax was recognized relating to the subsidy for the discount on tariffs for low-income consumers, in the amount of R$ 25,702, resulting from the decision to subscribe to the Tax Amnesty program put in place by the government of the State of Minas Gerais.

•                  Provisions, in 2010 and 2009, of R$ 21,992, and R$ 200,903, respectively, for the Company’s Voluntary Retirement Program.

The Companies acquired in 2009 made a positive contribution of R$ 224,440 to the Company’s Ebitda in 9M10.

EBITDA - R$ ’000	30/09/2010	30/09/2009	Change, %
Net profit	1,263,059	1,427,074	(11.49)
+ Provision for current and deferred income tax and Social Contribution tax	571,700	720,657	(20.67)
+ – Financial revenues (expenses)	433,336	81,308	432.96
+ Depreciation and amortization	610,975	517,204	18.13
+ Profit shares	132,072	99,163	33.19
+ Minority interests	—	43,007	—
= EBITDA	3,011,142	2,888,413	4.25
Non-recurring items:
+ Write-off of CVA — prior years	70,889	—	—
- Additional low-income consumers subsidy — Tariff adjustments of 2008 and 2009	(93,089)	—	—
+ Write-off of regulatory asset: Pasep and Cofins taxes	46,240	—	—
+ Prior years balance for offsetting	30,573	—	—
+ Settlement with Rima Industrial S.A.	177,592	—	—
+– Review of Transmission Revenue — Explanatory Note 8	64,586	(158,090)	—
+ ICMS tax: low-income consumers	25,702	—	—
+ – Tariff review — Net revenue	—	213,803	—
- + Tariff review — Operational expense	—	(20,987)	—
+ PDV Voluntary Retirement Program	21,992	200,904	(89.05)
= ADJUSTED EBITDA	3,355,627	3,124,043	7.41

Revenue from supply of electricity

Gross revenue from retail electricity sales was R$ 11,220,947 in January through September 2010, compared to R$ 10,525,222 in the first nine months of 2009 — an increase of 6.61%.

Final consumers

Revenue from electricity sold to final consumers, excluding Cemig’s own consumption, was R$ 9,810,736 in 9M10, compared to R$ 9,257,808 in 9M09. The main items affecting this result are:

•                 Increase of 5.17% in the volume of energy invoiced to final consumers (excluding internal consumption).

•                 Tariff increase for Cemig D with average effect on consumer tariffs of 1.67%, starting from April 8, 2010;

•                 Tariff adjustment in Cemig Distribuição, with average impact on consumer tariffs of 6.21%, from April 8, 2009 (full effect in 9M10);

•                 Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, with effect backdated to 2009, representing a reduction in gross revenue of R$ 213,803 in that year.

•                 Recording by Cemig D of additional revenue of R$ 93,089 in 2010 relating to the subsidy for low-income consumers, in accordance with a Technical Note published by Aneel, arising from the 2010 Tariff Adjustment.

Electricity sold to final consumers (MWh)

(Data not reviewed by external auditors)

	MWh
	January to September	January to September
Consumption by consumer type	2010	2009	Change, %
Residential	7,343,299	7,258,610	1.17
Industrial	18,149,884	16,751,048	8.35
Commercial, services and others	4,558,053	4,553,494	0.10
Rural	1,859,940	1,654,615	12.41
Public authorities	789,045	781,589	0.95
Public illumination	907,086	920,208	(1.43)
Public service	1,009,757	995,127	1.47
Total	34,617,064	32,914,691	5.17

Revenue from wholesale electricity sales

The volume of electricity sold to other concession holders was 3.71% higher in 9M10 than 9M09, but average price in these sales was lower — at R$ 108,26/MWh in 2010, compared to R$ 113.59/MWh in 2009. This reduction mainly reflected electricity sales contracts made through the adjustment auctions, to the distributors, held exclusively for 2009, with average price of R$ 145.00 per MWh. As a result, revenue from wholesale supply to other concession holders was 1,16% lower, at R$ 1,093,238 in 2010 compared to R$ 1,106,045 in 2009. The volume of electricity sold to other concession holders in 9M10 totaled 10,098,398 MWh, compared to 9,737,282 in 9M09.

Revenue from use of the network — Free Consumers

Revenue from use of the grid in 2010 was 25.05%, or R$ 400,995 higher in 2Q10 than in 2Q09 (at R$ 2,001,917 in 2010, vs. R$ 1,600,922 in 2009).

The revenue of Cemig D and Light from the Tariff for Use of the Distribution System (TUSD) was 31.92% higher, at R$ 1,115,336, in 2010, than in 2009 (R$ 845,477). This revenue comes from charges made to Free Consumers on energy sold by other agents of the electricity sector, and its increase arises from a higher volume of transport of energy for free consumers, a consequence of the recovery of industrial activity and of migration of captive clients to the free market.

Also included in the balance on this line are Revenues from use of the Grid and the connection system, which totaled R$ 951,167 in 2010, compared to R$ 618,788 in 2009. The increase of 53.71% mainly represents the consolidation of Taesa.

In 2010 the Company recorded a reduction of revenue, of R$ 64,586, in the income statement, from the application of the tariff repositioning, of –15.88%, applied to Transmission Revenue, backdated to July 2009, decided in the Periodic Transmission Tariff Review. In 2009, by contrast, a positive revenue item of R$ 136,657 was recorded, as a result of the Transmission Tariff Review, also with backdated effect, but covering the period from July 1, 2005 to June 30, 2009.

Non-controllable costs

Differences between the sums of non-controllable costs (also known as “CVA”), used as a reference in calculating the tariff adjustment, and the disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with the Aneel Chart of Accounts, some items are allocated as Deductions from Operational Revenue. Further information is in Explanatory note No. 9 to the Quarterly Information.

In the period from March 2008 to September 2010 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. The portion of non-controllable costs that was actually received in the tariff is transferred to Operational expenses.

Deductions from operational revenue

Deductions from operational revenue in 9M10 totaled R$ 4,673,416, 10.16% more than in 9M09 (R$ 4,242,228). The following paragraphs describe the main year-on-year differences in the amounts of the deductions from revenue:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC account in 9M10 was R$ 491,221, 30.61% more than in 9M09 (R$ 376,108). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an Aneel Resolution.

This is a non-controllable cost. The amount for electricity distribution services is passed through in full to the tariff. For the amount in relation to electricity transmission services, the company passes through the charge to Free Consumers on their invoices for use of the grid. Both parts are passed on to Eletrobrás.

CDE – Energy Development Account

The deduction from revenue for the CDE account in 9M10 was R$ 344,919, 14.80% more than in 9M09 (R$ 300,445). These payments are specified by a Resolution issued by the regulator, Aneel. This is a non-controllable cost. The amount relating to electricity distribution services is passed through in full to the tariff. For the amount relating to electricity transmission services the company passes through the charge to Free Consumers on the invoice for the use of the grid. Both are passed onto Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their variations are mainly proportional to the changes in revenue.

Operational costs and expenses (excluding Financial revenue /expenses)

Operational costs and expenses (excluding net financial revenue/expenses) in 9M10 totaled R$ 6,647,668, an increase of 11.70% compared to the expenses of R$ 5,951,427 in 9M09. The difference is mainly due to increase in the non-controllable costs of Energy bought for resale, partially offset by lower Personnel expenses. Another contributing factor in higher Operational expenses was the provision of R$ 177,592, recorded in Other expenses, for a settlement with a large consumer. There is more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

The main variations in operational expenses were:

Electricity bought for resale

The expense on electricity purchased for resale in 9M10 was R$ 3,023,885, 19.55% more than in 9M09 (R$2,529,469). This is a non-controllable cost in the Distribution activity: the expense recognized in the Income statement corresponds to the amount actually passed through to the tariff. See more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in January through September 2010 was R$ 598,012, vs. R$ 612,627 in 9M09, a variation of 2.39%.

These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid, and are set by an Aneel Resolution. This is a non-controllable cost in the Distribution activity: the expense recognized in the Income statement is the same as the amount actually passed through to the tariff.

Personnel

Personnel expenses in 9M10 were R$ 858,094, compared to R$ 1,024,354 in 9M09, a reduction of 16.23%. This mainly reflects the expense on the PDV Voluntary Retirement Program, of R$ 200,904 in 9M09, compared to R$ 21,992 in 9M10, associated with the lower number of employees – which was reduced from 9,837 in September 2009 to 8,949 in September 2010.

Depreciation and amortization

Depreciation and amortization was 18.13% higher year-on-year, at R$ 610.975 in January-September 2010, compared to R$ 517,204 in January-September 2009. This result arises substantially from (i) the increase in fixed assets due to new investments made in the Clarear, CresceMinas and Luz para Todos (“Light For Everyone”) programs; (ii) amortization of Intangible assets, represented by the Company’s new client invoicing software; and (iii) consolidation of the companies acquired in 3Q09.

Post-employment obligations

The expense on post-employment obligations in 9M10 was R$ 126,457, 19.57% more than the expense of R$ 105,760 posted in 9M09. These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The increase in this expense basically reflects lower expectation of revenue from the plan’s assets in 2010.

Operational provisions

Operational provisions in 9M10 totaled R$ 173,861, 95.87% more than their total of R$ 88,765 in 9M09. The difference reflects, substantially, a settlement of a legal action brought by an industrial consumer relating to the tariff increase ordered by Ministerial Order 045/86 of the DNAEE. The amount of R$ 177,592 was provisioned in May.

Gas purchased for resale

The expense on gas purchased for resale in 9M10 was R$ 162,685, 26.49% more than in 9M09 (R$ 128,610). This higher figure mainly reflects the higher quantity of gas bought in 9M10, as a consequence of greater operation by the thermal generation plants, clients of Gasmig, in 2010.

Financial revenues (expenses)

The result of this line in 9M10 was a net financial expense of R$ 433,336, which compares with a net financial expense of R$ 81,308 in 9M09. The main factors in this financial result are:

•                 Higher revenue from cash investments: R$ 286,287 in 9M10, 56.32% more than in R$ 183,144, as a result of a higher volume of cash invested in 2010;

•                  Revenue from net monetary adjustment on regulatory assets (CVA; the General Agreement for the Electricity Sector; and the Deferred Tariff Adjustment) 98.84% lower. In 9M10 this revenue was R$ 14,102, compared to R$ 61,726 in 9M09. The change is mainly because the value of the various regulatory assets had been reduced in 2010 - as they were partially paid off by receipt of amounts in the tariff through clients’ electricity bills.

•                  Higher expenses on costs of loans and financings: R$ 791,696 in 9M10, compared to R$ 549,177 in 9M09. This reflects the entry of new financings, one of the most important being the issue by Cemig GT in October 2009 of R$ 2,700,000 in Promissory Notes, settled in March 2010; and the raising of funds by a debenture issue in March 2010, of the same amount, used to settle the Promissory Notes.

•                 Higher monetary updating on loans and financings: R$ 82,228 in 9M10, compared to R$ 5,539 in 9M09. The higher figure is mainly due to the higher volume of funding raised, and the variation in inflation indices and other indexors of contracts on the company’s loans, financings and debentures – principally the IGP-M inflation index, which was 1.61% over the period of 9M09, and 7.89% over the period of 9M10.

For a breakdown of financial revenues and expenses, see Explanatory Note 29 to the Consolidated Quarterly Information.

Income tax and the Social Contribution tax

In 9M10 Cemig’s expense on income tax and the Social Contribution was R$ 571,700, on profit of R$ 1,966,831 before tax effects, a percentage of 29.07%. In 9M09 Cemig’s expense on income tax and the Social Contribution was R$ 720,657, on profit of R$ 2,289,901, before tax effects, a percentage of 31.47%. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

A. Performance in the third quarter of 2010 (“3Q10”)

INCOME STATEMENTS FOR THE THIRD QUARTERS OF 2010 AND 2009

	Third Quarter 2010	Third Quarter 2009 Reclassified	Change, %
OPERATIONAL REVENUE
Revenue from supply of electricity	3,859,583	3,718,027	3.81
Revenue from use of the network	767,299	524,635	46.25
Other operational revenues	184,937	158,193	16.91
Gross operational revenue	4,811,819	4,400,855	9.34
Deductions from operational revenue	(1,628,642)	(1,411,916)	15.35
Net operational revenue	3,183,177	2,988,939	6.50

OPERATIONAL COSTS AND EXPENSES
Personnel, managers and board members	(264,864)	(278,102)	(4.76)
Post-employment obligations	(40,500)	(37,258)	8.70
Materials	(30,642)	(27,064)	13.22
Outsourced services	(234,180)	(170,287)	37.52
Electricity bought for resale	(1,077,342)	(1,019,362)	5.69
Depreciation and amortization	(212,857)	(173,675)	22.56
Royalties for use of water resources	(37,831)	(42,100)	(10.14)
Operational provisions	33,272	(42,154)	(178.93)
Charges for the use of the basic transmission grid	(207,903)	(197,980)	5.01
Gas purchased for resale	(61,603)	(43,735)	40.86
Other operational expenses, net	(73,685)	(58,392)	26.19
	(2,208,135)	(2,090,109)	5.65
Operational profit (loss) before Financial revenue (expenses)	975,042	898,830	8.48
NET FINANCIAL EXPENSES	(165,585)	(10,344)	1.500.78
Profit before income tax and Social Contribution tax	809,457	888,486	(8.89)
Income tax and Social Contribution tax	(232,191)	(289,742)	(19.86)
Deferred income tax and Social Contribution tax	28,608	2,577	1.010.13
Profit shares	(52,554)	(26,094)	101.40
Minority interests	—	(8,189)	—
Net profit for the period	553,320	567,038	(2.42)
Net profit per thousand shares, R$	0.81117	0.91433	(11.28)

Profit for the quarter

In the third quarter of 2010 (3Q10), Cemig reported net profit of R$ 553,320, 2.42% less than the net profit of R$ 567,038 reported for the third quarter of 2009 (3Q09). This mainly reflects the difference between net financial expenses of R$ 165,585 in 3Q10 and R$ 10,344 in 3Q09.

For its positive effect on the result for 2010, we highlight the Net profit of the Companies acquired in the fourth quarter of 2009, which contributed an aggregate R$ 49,587 to the Company’s net profit in 3Q10.

Ebitda (method of calculation not reviewed by external auditors)

Ebitda in 3Q10 was 10.76% higher than in 3Q09: Adjusted for non-recurring items, Ebitda was 9.40% higher year-on-year.

EBITDA - R$ ’000	3Q10	3Q09	Change, %
Net profit	553,320	567,038	(2.42)
+ Income tax and Social Contribution tax expense	203,583	287,165	(29.11)
+ Profit shares	52.554	26.094	101,40
- Financial revenue (expenses)	165.585	10.344	1.500,78
+ Depreciation and amortization	212.857	173.675	22,56
+ Minority interests	—	8.189	—
EBITDA	1.187.899	1.072.505	10,76
Non-recurring items:
+ PDV and PPD Voluntary Retirement Programs	(3.387)	10.205	—
= ADJUSTED EBITDA	1.184.512	1.082.710	9,40

Ebitda benefited from the companies acquired in the fourth quarter of 2009, which contributed a total of R$ 101,859 in 3Q10.

Revenue from supply of electricity

	MWh (*)			R$
	3Q10	3Q09	Change, %	3Q10	3Q09	Change, %
Residential	2,475,266	2,390,877	3,53	1,173,927	1,128,090	4.06
Industrial	6,521,231	5,618,583	16,07	1,037,608	961,728	7.89
Commercial, services and others	1,492,038	1,456,060	2,47	649,065	646,072	0.46
Rural	748,867	678,046	10,44	175,878	168,301	4.50
Public authorities	269,547	255,566	5,47	116,212	111,389	4.33
Public illumination	310,552	304,818	1,88	77,675	76,669	1.31
Public service	355,252	335,729	5,82	103,254	100,429	2.81
Subtotal	12,172,753	11,039,679	10,26	3,333,619	3,192,678	4.41
Own consumption	14,499	12,635	14,75	—	—	—
Subsidy for low-income consumers	—	—	—	32,419	50,518	(35.83)
Uninvoiced supply, net	—	—	—	25,455	5,292	381.01
	12,187,252	11,052,314	10,27	3,391,493	3,248,488	4.40
Wholesale supply to other concession holders	3,671,488	3,463,773	6,00	426,723	379,312	12.50
Transactions in electricity on the CCEE	597,554	726,311	(17,73)	36,366	24,070	51.08
Sales under the Proinfa program	21,709	—	—	6,499	—	—
Effects of the Final Tariff Review	—	—	—	—	66,157	—
Additional charge — Law 12111/09	—	—	—	(1,498)	—	—
Total	16,478,003	15,242,398	8,11	3,859,583	3,718,027	3.81

(*) The information in MWh has not been reviewed by the external auditors.

Revenue from supply of electricity in 3Q10 was R$ 3,859,583, 3.81% higher than in 3Q09 (R$ 3,718,027).

The main factors affecting revenue in 2010 were:

•                  Tariff Adjustment with average impact on consumer tariffs of 1.67%, starting from April 8, 2010.

•                  Volume of energy invoiced to final consumers 10.26% higher (this excludes Cemig’s own internal consumption).

The volume of electricity sold to other concession holders was 6.00% higher, which recorded an increase in average price in these sales, at R$ 116.23/MWh in 3Q10, compared to R$ 109.51/MWh in 3Q09. The Increase in the amount of energy sold, associated with an increase of 6.14% of average price, the revenue with electricity sold to other concession holders increased 12.50% in the third quarter of 2010 compared to third quarter 2009.

Revenue from use of the network

This Revenue is from the TUSD — Tariff for Use of the Distribution System — arising from the charges made to Free Consumers, on energy sold, and also from the revenue for use of Cemig GT’s part of the national grid. It was 46.25% higher, in 3Q10, at R$ 767,299, than in 3Q09 (R$ 524,635.)

As well as reflecting higher transport of electricity for Free Consumers, as a result of the recovery in industrial activity, and migration of captive clients to the free market, the figures in 2010 include consolidation of the revenues of the transmission company Taesa, acquired in the fourth quarter of 2009.

Non-controllable costs

Differences between the sums of non-controllable costs (also known as “CVA”), used as a reference in calculating the Tariff Adjustment, and the disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in Aneel’s plan of accounts, some items were transferred to Deductions from operational revenue. For more information, please see Explanatory Notes 2 and 9 to the Quarterly Information.

Deductions from operational revenue

	3Q10	3Q09 Reclassified	Change, %
ICMS tax	802,296	743,222	7.95
Cofins tax	341,222	314,678	8.44
PIS and Pasep taxes	73,968	63,315	16.83
Others	1,160	734	58.04
	1,218,646	1,121,949	8.62

Global Reversion Reserve — RGR	57,758	49,554	16.56
Energy Efficiency Program — P.E.E.	11,152	10,770	3.55
Energy Development Account — CDE	117,305	105,024	11.69
Fuel Consumption Account — CCC	191,684	101,439	88.96
Research and Development — P&D	9,067	7,930	14.34
National Scientific and Technological Development Fund — FNDCT	8,040	7,666	4.88
Energy System Expansion Research (EPE / Energy Ministry)	4,391	3,811	15.22
Emergency Capacity Charge	4,907	3,773	30.06
0.30% additional payment (Law 12111/09)	5,692	—	—
	409,996	289,967	41.39
	1,628,642	1,411,916	15.35

The main changes in the deductions from revenue between the two years are as follows:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC in 3Q10 was R$ 191,684, 88.96% more than in 3Q09 (R$ 101,439). This charge is for the costs of operation of the thermal plants in the national grid and in the isolated systems. It is shared between electricity concession holders, on a basis set by an Aneel Resolution. This is a non-controllable cost. The amount related to electricity distribution services is passed through in full to the tariff. The amount related to electricity transmission services is charged to Free Consumers on the invoice for the use of the grid. Both are passed on to Eletrobrás.

CDE – Energy Development Account

The deduction from revenue for the CDE was R$ 117,305 in 3Q10, 11.69% higher than in 3Q09 (R$ 105,024). This is a non-controllable cost. The amount related to electricity distribution services is passed through in full to the tariff. The amount related to electricity transmission services is charged to Free Consumers on the invoice for the use of the grid. Both are passed on to Eletrobrás.

The other deductions from revenue are taxes, calculated as a percentage of amounts invoiced. Hence their year-on-year variations are directly proportional to the change in revenue.

Operational costs and expenses (excluding Financial revenue /expenses)

Operational costs and expenses (excluding Financial revenue/expenses) totaled R$ 2,208,135 in 3Q10, 5.65% more than in 3Q09 (R$ 2,090,109). This result is mainly due to higher cost of energy bought for resale and expenditure on outsourced services, partially offset by lower operational provisions.

The main variations in expenses were:

Electricity bought for resale

The expense on electricity bought for resale in 3Q10 was R$ 1,077,342 – 5.69% more than in 3Q09 (R$ 1,019,362). This is a non-controllable cost: the expense recognized in the income statement is the amount passed on to the tariff. There is more information on this in Explanatory Note 28 to the Consolidated Quarterly Information.

Outsourced services

The expense on outsourced services in 3Q10 was R$ 234,180, 37.52% more than in 3Q09 (R$ 170,287), the main change in expenses being in maintenance and conservation of electricity facilities and equipment.

•              The expense on maintenance and conservation of electrical facilities and equipment in 3Q10 was R$ 52,475, an increase of 110.72% from 3Q09 (R$ 24,902). The change arises primarily from more activity of the Company in preventive maintenance of its distribution networks, and also from consolidation of the Companies acquired in the 4th quarter of 2009.

Personnel

Personnel expenses in 3Q10, at R$ 264,864, were 4.76% lower than in 3Q09 (R$278,102). This substantially is due to the difference in the expense on the PDV Voluntary Retirement Program in the two quarters: an expense of R$ 10,205 in 3Q09, but a reversal of expense, of R$ 3,387, in 3Q10, arising from an adjustment to the provision. Note also the reduction in the number of employees, from 9,837 in September 2010 to 8,949 in September 2010.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were 5.01% higher, at R$207,903, in 3Q10, than in 3Q09 (R$ 197,980). These charges, set by an Aneel Resolution, are payable by electricity distribution and generation agents for use of the facilities that are components of the national grid. This is a non-controllable cost in the Distribution activity: the deduction from revenue recognized in the Income statement is equal to the value passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 40,500 in 3Q10, 8.70% more than in 3Q09 (R$ 37,258). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the pension plans’ assets, estimated by an external actuary. The higher expense in 2010 basically reflects lower expectation of revenue from the plan’s assets in 2010.

Operational provisions

Expenses on operational provisions in 3Q10 were R$ 33,272, compared to R$ 42,154 in 3Q09. The change mainly reflects reversal of provisions for legal proceedings in 2010, due to review of amounts previously provisioned.

Financial revenues (expenses)

	3Q10	3Q09	Change %

FINANCIAL REVENUES
Revenue from cash investments	102,658	51,104	100.88
Arrears penalty payments on electricity bills	35,185	78,449	(55.15)
Interest and monetary updating on accounts receivable from the Minas Gerais state government	41,463	67,959	(38.99)
Monetary updating of CVA	6,900	7,548	(8.59)
Monetary updating on items under the General Agreement for the Electricity Sector	2,703	8,573	(68.47)
Monetary updating on Deferred Tariff Adjustment	—	(1,802)	—
FX variations	27,197	28,710	(5.27)
Pasep and Cofins taxes on financial revenues	(14,964)	(8,614)	73.72
Gains on financial instruments	3,638	306	1,088.89
Adjustment to present value	1,003	555	80.72
Monetary variation on taxes offsetable	23,269	19,364	20.17
Other	14,247	18,196	(21.70)
	243,299	270,348	(10.01)

FINANCIAL EXPENSES
Costs of loans and financings	(293,987)	(199,156)	47.62
Monetary updating on items under the General Agreement for the Electricity Sector	1,034	(880)	—
Monetary updating — CCEE	—	(4,013)	—
Monetary updating of CVA	(25,294)	339	—
FX variations	(3,879)	(11,971)	(67.60)
Monetary updating on loans and financings	(11,316)	510	—
Adjustment to present value	(116)	(2,829)	(95.90)
Losses on financial instruments	(5,941)	(3,596)	65.21
Reversal of provision for PIS and Cofins taxes	—	7,915	—
Amortization of goodwill on investments	(19,838)	(8,776)	126.05
Other	(49,547)	(53,942)	(8.15)
	(408,884)	(280,692)	45.67
	(165,585)	(10,344)	1,500.78

The main factors in the difference between financial revenues/expenses in 3Q10 and 3Q09 are:

•                 Revenue from cash investments R$ 51,554 higher, due to a higher volume of cash invested in 2010.

•                 Revenue from arrears penalty payments on client invoices R$ 43,264 lower, mainly due to lower default by clients in 2010.

•                 Expense on net monetary adjustment of regulatory assets (CVA, the General Agreement for the Electricity Sector, and the Deferred Tariff Adjustment) of R$ 14,657 in 3Q10, compared to revenue of R$ 13,778 in 3Q10. This change mainly reflects monetary on the CVA: a net expense of R$ 18,394 in 3Q10, compared to net revenue of R$ 7,887 in 3Q09.Also, in 2010 the regulatory assets were lower in total than in 3Q09, since more of them had been paid down by receipt through client electricity bills.

•                 Higher expenses of loans and financings: R$ 293,987 in 3Q10, compared to R$ 199,156 in 3Q09. This reflects entry of new financings, principally the R$ 2,700,000 debentures issue by Cemig GT (Cemig Geração e Transmissão) in March 2010.

Income tax and Social Contribution tax

In 3Q10, Cemig’s expenses on income tax and the Social Contribution totaled R$ 203,583, on profit of R$ 809,457, before tax effects, a percentage of 25.15%. In 3Q09, the Company’s expense on income tax and the Social Contribution was R$ 287,165, equal to 32.32% of the pre-tax profit of R$ 888,486.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Information not reviewed by our external auditors.

Investor Relations

In 2009, through strategic activities aiming to enable investors and stockholders to make a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as a leading company in its sector.

We maintain a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published in presentations given by video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present — developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders, who are spread over more than 40 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences, investor meetings, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

At the end of May, for the 15th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with Apimec, the Brazilian Capital Markets and Analysts’ Association, in the town of Belo Horizonte, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed at Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Further, because Cemig has ADRs (American Depositary Receipts) listed on the New York Stock Exchange, representing its preferred (PN) shares (with ticker CIG) and its common (ON) shares (with ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have also been listed on the Latibex market of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

Our bylaws include the targets of the Strategic Plan, and also our dividend policy. They lay down the following requirements:

•                Consolidated debt to be kept equal to or less than 2 times Ebitda.

•                The consolidated ratio [(Net debt) / (Net debt + Stockholders’ equity)] to be kept equal to or less than 40%.

•                Consolidated funds in Current assets to be limited to 5% of Ebitda.

•                Consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (exceptionally, 65% in 2006 and 55% in 2007).

•                Investment to be only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or greater than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations.

•                Expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to be limited to amounts not greater than the amounts recognized in the tariff adjustments and tariff reviews.

The Board of Directors may authorize figures in excess of these levels, in response to temporary needs, up to the following limits:

•                Consolidated debt: maximum of 2.5 times Ebitda.

•                The consolidated ratio [(Net debt) / (Net debt + Stockholders’ equity)]: maximum of 50%.

•                Consolidated funds in Current assets: maximum of 10% of Ebitda.

Board of Directors

Meetings

Our Board of Directors met 25 times in 2009, to discuss strategic planning, projects, acquisitions of new assets, and various investments, and other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 29, 2010, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended.

The period of office of the present members of the Board of Directors expires at the Annual General Meeting of Stockholders to be held in 2012.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                Decision, before signing, on any contract to be entered into between Cemig and any of its stockholders or their parent companies.

•                Decision on any sale of assets, loans, financings, placing of a charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•                Authorization for issuance of securities in the domestic or external market to raise funds.

•                Approval of the Long-term Strategic Plan, and its revisions, and of the Multi-year Strategic Implementation Plan and its revisions, and the Annual Budget.

Since 2006 Cemig has had Committees, made up of members of the Board of Directors, to discuss and analyze matters to be decided by the Board, as follows:

1.     Board of Directors’ Support Committee

2.     Corporate Governance Committee

3.     Human Resources Committee

4.     Strategy Committee

5.     Finance Committee; and,

6.     Audit and Risks Committee

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, economics, etc.), and very broad experience in business management. Their remuneration is on average 20% of that of the Chief Officers, and does not include any share purchase options.

The names of the members of the Board of Directors and their résumés is on our website at: http://ri.cemig.com.br.

Audit Committee

As well as the Brazilian Corporate Law, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the regulator of the capital markets of the United states, we opted to exercise the exemption allowed by the Exchange Act, Rule 10-3A, and regulated by SEC release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of nine members whose individual functions are set by the company’s Bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected; they may also be dismissed at any time by the Board of Directors.

Members are allowed to hold simultaneous non-remunerated positions in the management of wholly-owned subsidiaries, or subsidiaries or affiliates of Cemig, upon decision by the Boards of Directors of those companies. They are also, obligatorily, members of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution), with the same positions as on the board of Cemig itself.

The period of office of the present Chief Officers expires at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2012.

The members of the Executive Board and their résumés are on our website: http://ri.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  Current management of the company’s business, complying with the Bylaws, the Long-term Strategic Plan, the Multi-Year Strategic Implementation Plan, and the Annual Budget.

•                  Decision on any disposal of goods, loans or financings, placing of any charge on any of the Company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, in amounts less than R$ 14 million.

The Executive Board normally meets weekly. It held 59 meetings in 2009.

A list of the names and summary resumes of its members is available on our website: http://ri.cemig.com.

The Audit Board

Meetings

10 meetings were held in 2009.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Ordinary (Annual) General Meeting of Stockholders, for a period of office of one year, and may be reelected:

•                one member is elected by the holders of the preferred shares;

•                one member is elected by holders of common shares not belonging to the controlling stockholder group and representing at least 10% of the registered capital; and

•                three members are elected by the majority stockholder.

The members of the Audit Board are listed on our website: http://ri.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law – to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states - we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average earned by the Chief Officers.

Résumé information on its members is on our website: http://ri.cemig.com.br.

The Sarbanes-Oxley Law

Cemig has obtained certification of its internal controls for mitigation of the risks involved in the preparation and disclosure of the financial statements, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), included in the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the potentially significant controls and accounting records in the financial statements for 2008, and the design of the processes and key controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2008 was validated.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning — which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes-Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. An improvement in the effectiveness of the strategic controls, commitment in implementation of the mitigating action plans proposed, and reduction of the financial impact and of the probability of occurrence of innumerable risks, has been perceived.

The method for measurement of risks that Cemig has chosen is the ORCA Method, which was put in place with the assistance of external consultants, based on four dimensions: objectives, risks, internal controls and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates significant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                 Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                 Creation of standard reports, to meet the needs of various levels of decision in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by the Board of Directors, in May 2004, of the Statement of Ethical Principles and Code of Professional Conduct (http://ri.cemig.com.br), stating a list of 11 principles of ethical conduct and values incorporated into Cemig’s company culture, was an important step in perfecting the company’s internal system of corporate government and increasing our overall corporate transparency.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet – the Anonymous Information Channel. These reports can deal with any type of irregular practice contrary to the company’s interest, such as: financial fraud, changing, falsification or suppression of financial, tax or accounting documents; undue appropriation of goods or resources; receipt of undue advantage by managers or employees; irregular contracting; or other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: Cemig, Av. Barbacena 1200, SA/17°/B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone — the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting. This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance itself within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

Cemig’s Statement of Ethical Principles and Code of Professional Conduct of Cemig is consolidated into 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our website at http://ri.cemig.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON SEPTEMER 30, 2009

Stockholders	COMMON SHARES (thousands)%		PREFERRED SHARES (thousands)%		TOTAL SHARES (thousands)%
State of Minas Gerais	151,993,292	50.96	—	0.00	151,993,292	22.27
Other entities of Minas Gerais State	40,197	0.01	7,057,472	1.84	7,097,669	1.00
Total, controlling stockholder	152,033,489	50.97	7,057,472	1.84	159,090,961	23.31
AGC Energia S/A	98,321,592	32.96	—	0.00	98,321,592	14.41

Note: The stockholder AGC Energia S.A. is a wholly-controlled subsidiary of Andrade Gutierrez Concessões S.A., a corporation registered for listing with the CVM.

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	30.09.2010		30.09.2009
	ON	PN	ON	PN
CONTROLLING STOCKHOLDER	152,033,489	7,057,472	138,212,264	6,415,884
BOARD OF DIRECTORS	8,687	481	110	438
Adriano Magalhães Chaves	1	—	1	—
Aécio Ferreira da Cunha	1	—	—	—
Antônio Adriano Silva	1	—	1	—
Arcângelo Eustáquio Torres Queiroz	1	—	—	—
Cezar Manoel de Medeiros	1	—	1	—
Djalma Bastos de Morais	—	55	—	50
Eduardo Borges de Andrade	—	1	—	—
Fernando Henrique Schüffner Neto	—	424	—	386
Francelino Pereira dos Santos	1	—	1	—
Franklin Moreira Gonçalves	1	—	1	—
Guilherme Horta Gonçalves Junior	1	—	1	—
Guy Maria Villela Paschoal	11	—	10	—
João Camilo Penna	1	1	1	1
Lauro Sérgio Vasconcelos David	1	—	1	—
Luiz Antônio Athayde Vasconcelos	1	—	1	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Maria Estela Kubitschek Lopes	1	—	1	—
Newton Brandão Ferraz Ramos	1	—	—	—
Otávio Marques de Azevedo	—	1	—	—
Paulo Márcio de Oliveira Monteiro	—	421	—	—
Paulo Roberto Reckziegel Guedes	—	1	—	—
Paulo Sérgio Machado Ribeiro	96	1	88	1
Renato Torres de Faria	—	1	—	—
Ricardo Antônio Mello Castanheira	1	—	—	—
Ricardo Coutinho de Sena	—	1	—	—
Saulo Alves Pereira Júnior	—	1	—	—
Sérgio Alair Barroso	1	—	1	—
Tarcísio Augusto Carneiro	2.201	280	—	—

	STOCKHOLDING POSITION
	30.09.2010		30.09.2009
NAME	ON Shares (common)	PN Shares (preferred)	ON	PN

EXECUTIVE BOARD	9	479	9	436
Djalma Bastos de Morais	—	55	—	50
Arlindo Porto Neto	1	—	1	—
Bernardo Afonso Salomão de Alvarenga	1	—	1	—
Fernando Henrique Schüffner Neto	—	424	—	386
José Carlos de Mattos	—	—	—	—
Luiz Fernando Rolla	6	—	6	—
Luiz Henrique de Castro Carvalho	—	—	—	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Márcio Augusto Vasconcelos Nunes	—	—	—	—

AUDIT BOARD	4,400	—	—	—
Aliomar Silva Lima	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Helton da Silva Soares	—	—	—	—
Luiz Guarita Neto	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Newton de Moura	—	—	—	—
Rafael Cardoso Cordeiro	4,400	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Vicente de Paulo Barros Pegoraro	—	—	—	—

SHARES IN CIRCULATION

(OTHER THAN SHARES OWNED BY THE STATE OF MINAS GERAIS) (*)

DATE	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
30.09.2010	146,229,446	49.03	376,794,855	98.09	523,024,301	76.64
30.09.2009	132,934,068	49.03	342,541,418	98.09	475,475,486	76.64

(*) Changes in numbers of shares arise from corporate action and/or events during 2010.

3.                                                                                      Market Announcement — Transfer of Shares in Empresa Norte de Transmissão de Energia S.A. (ENTE), Empresa Regional de Transmissão de Energia S.A. (ERTE) and Empresa Catarinense de Transmissão de Energia S.A. (ECTE), Companhia Energética de Minas Gerais – CEMIG, November 12, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 33300266003

MARKET ANNOUNCEMENT

Transfer of shares in ENTE, ERTE and ECTE

CEMIG (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002, as amended, and complementing the information given in the Material Announcement of October 28, 2009, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general as follows:

On today’s date, ownership was transferred to Cemig of the following equity interests held by MDU Resources Luxembourg II LLC, S.à.r.l. in the following companies:

Company	Percentage of voting stock and total stock
Empresa Norte de Transmissão de Energia S.A. (ENTE)	13.3%;
Empresa Regional de Transmissão de Energia S.A. (ERTE)	13.3%;
Empresa Catarinense de Transmissão de Energia S.A. (ECTE)	5.73%;

for the corresponding amount of R$ 100,498,468.54 (one hundred million four hundred ninety eight thousand four hundred sixty eight Reais and fifty four centavos).

Belo Horizonte, November 12, 2010

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil Tel.: +55 31 3506-5024	Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Market Announcement — Acquisition of shares in Light: payment and transfer of final tranche, Companhia Energética de Minas Gerais – CEMIG, November 17, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

LISTED COMPANY
CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Acquisition of shares in Light: payment and transfer of final tranche.

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby publicly informs the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, that:

On today’s date 1,081,649 (one million and eighty one thousand six hundred and forty nine) common shares, representing 0.53% of the voting and total stock of Light S. A. (Light) were transferred from the ownership of Andrade Gutierrez Concessões S.A. (AGC) to Companhia Energética de Minas Gerais (CEMIG), and the corresponding payment was made. This transfer completes the agreement for acquisition disclosed in the Material Announcement dated March 25, 2010.

The value received by AGC for the sale of these shares was R$ 30,471,088.05 (thirty million four hundred and seventy one thousand and eighty eight Reais and five centavos), corresponding to R$ 28.17 (twenty eight Reais and seventeen centavos) per share of Light S.A.

Belo Horizonte, November 17, 2010

Luiz Fernando Rolla
Chief Officer for Finance, Investor Relations and Control of Holdings

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Summary of Principal Decisions of the 496th Meeting of the Board of Directors, Companhia Energética de Minas Gerais — CEMIG, November 18, 2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 496th meeting, held on November 18, 2010, the Board of Directors of Companhia Energética de Minas Gerais decided the following matters:

1-Constitution of a consortium, with Light Energia S.A.

2-Signing of partnership arrangements with Municipal Councils for the Rights of Children and Adolescents.

3-Signing of a working agreement for participation in the Mixed Benefits Pension Plan (Plan B), between Cemig Saúde and Forluz.

4-Signing of amendments with Banco do Brasil.

5-Signing of a loan agreement with Lightger S.A.

6-Increase in the registered capital of UTE Barreiro.

7- Increase in the registered capital of Itaocara Energia S.A.

8- Filing of a legal action.

9- Signing of terms of settlement and quittance of an assignment agreement.

10-Signing of an undertaking for offsetting, settlement and other matters.

11-New valuation of generation assets.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6.	Summary of Principal Decisions of the 124th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., November 18, 2010

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY

CNPJ 06.981.176/0001-58

NIRE 31300020550

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 124th meeting, held on November 18, 2010, the Board of Directors of Cemig Geração e Transmissão S.A. decided the following matters:

1.               Signing of a working agreement for participation in the Mixed Benefits Pension Plan (Plan B), between Cemig Saúde and Forluz.

2.               Constitution of a consortium, with Light Energia S.A.

3.               Signing of amendments with Banco do Brasil.

4.               Signing of partnership arrangements with Municipal Councils for the Rights of Children and Adolescents.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024     Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Summary of Principal Decisions of the 117th Meeting of the Board of Directors, Cemig Distribuição S.A., November 18, 2010

CEMIG DISTRIBUIÇÃO S.A.

LISTED COMPANY

CNPJ 06.981.180/0001-16

BOARD OF DIRECTORS

SUMMARY OF PRINCIPAL DECISIONS

At its 117th meeting, held on November 18, 2010, the Board of Directors of Cemig Distribuição S.A. decided the following matter:

1-              Award of Lot 6 of Electronic Auction 530 — H00616.

2-              Award of Sole Lot of Electronic Auction 530 — H01111.

3-              Signing of contractual amendment with Embratel — Re-ratification of CRCA.

4-              Signing of an amendment to contract with A&C Centro de Contatos S.A. / Re-ratification of CRCA.

5-              Signing of partnership arrangements with Municipal Councils for the Rights of Children and Adolescents.

6-              Signing of a working agreement for participation in the Mixed Benefits Pension Plan (Plan B), between Cemig Saúde and Forluz.

7-              Signing of amendments with Banco do Brasil.

8-              Signing of an amendment to the Contract for Implementation of the Cresceminas Program.

9-              Revision of Phase III of the Luz para Todos (Light for Everyone) Program.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.